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Follow-Up Materials

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REGISTRANT'S NAME Takeda Pharmaceutical

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 20 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 35071 FISCAL YEAR 3-31-07

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DAT : 7/17/07

082－35071

March 12, 2007
Takeda Pharmaceutical Company Limited

RECEIVED

2007 ...

OFFICE OF ...

Takeda Pharmaceutical Co Ltd

Takeda to Acquire Paradigm Therapeutics

3-31-07
AK/S

OSAKA, JAPAN and CAMBRIDGE UK March 12, 2007 — Takeda Pharmaceutical Company Limited ("Takeda") today announced that Takeda and Paradigm Therapeutics Limited ("Paradigm") agreed on March 12, 2007 to the acquisition of Paradigm by Takeda. Paradigm shareholders were advised by Avlar BioVentures Limited. Financial terms were not disclosed. Subject to completion, which is expected to occur within a few weeks, Paradigm will become a subsidiary of Takeda Europe Holdings B.V., a wholly owned subsidiary of Takeda. Additionally, Paradigm will be renamed Takeda Cambridge Limited, and Paradigm's subsidiary in Singapore will be renamed Takeda Singapore Pte Limited.

Founded in 1999 by University of Cambridge researchers, Paradigm has established world-class target identification and validation capabilities based on genetic engineering and in vivo pharmacology. Using their capabilities, Paradigm has already developed a promising pipeline of novel drug discovery targets and compounds in key areas of unmet medical need including pain, CNS disorders, prostate and breast cancer, diabetes, hyperlipidemia, and obesity.

With this merger, which replaces and builds upon Takeda and Paradigm's 2005 CNS therapeutic area alliance, Paradigm' s technologies and researchers will be integrated into Takeda and will help to accelerate multiple scientific processes such as the validation of drug targets derived from genomic research, the creation of animal models reflecting the human pathologic conditions, and the optimization of drug candidates.

"Takeda have been an excellent partner in our CNS collaboration and this deal represents a logical and positive extension to that. The company looks forward to continuing with its drug discovery and development activities within the global reach and long term planning horizons of Takeda," said Alastair Riddell, CEO of Paradigm.

"We are very excited with this deal, which will add to Takeda another research base equipped with the state-of-the-art technologies expected to further improve Takeda's research efficiency," said Yasuchika Hasegawa, President of Takeda. "We now have research functions in Japan, the U.S., Europe, and in Singapore where Paradigm has its subsidiary. This acquisition surely represents our initiatives for establishing global research infrastructures and for pursuing the world's highest standard of productivity, which we believe will support enhancement of our R&D pipeline as source for future growth, and the realization of our goal to become a truly world-class pharmaceutical company."

###

About Paradigm
Paradigm is a private venture capital backed drug discovery and development company located on the Cambridge Science Park in Cambridge UK and Biopolis in Singapore. Paradigm acquired Amedis Pharmaceuticals in December 2004, and Paradigm signed collaboration agreement in June 2005 with Takeda Pharmaceutical Company.

###

March 20, 2007
Takeda Pharmaceutical Company Limited

Takeda Submits a European Marketing Authorization Application for Ramelteon, a New Treatment for Insomnia

OSAKA, JAPAN, March 20, 2007 –– Takeda Pharmaceutical Company Limited (Takeda) today announced that, Takeda Global Research & Development Centre (Europe), Ltd. submitted a marketing authorization application for insomnia medication, ramelteon, to the European Medicines Agency (EMEA) through the centralized procedure. The application is for the treatment of primary insomnia.

Ramelteon works by selectively targeting two melatonin receptors in the brain, MT_1 and MT_2. These receptors are located in the suprachiasmatic nucleus, the body's 'master clock', which regulates circadian (24-hour) rhythms, including the sleep-wake cycle. By acting on these receptors, the body's sleep-wake cycle is regulated and the physiological sleep is promoted. This mechanism of action of ramelteon is different from existing insomnia treatments, which work by depressing the central nervous system (CNS).

"Since the discovery of the ramelteon in 1996, our company has been committed to exploring its effects in patients who have difficulty sleeping," said Masaomi Miyamoto, Ph.D., general manager of Pharmaceutical Development Division of Takeda. "Ramelteon has a novel mechanism of action, the first specific MT_1 and MT_2 receptor agonist, which we believe will offer a new treatment option for people with insomnia. We look forward to bringing this next-generation treatment to Europe."

Insomnia is a serious condition that affects the daily life of around 20% of the European population. There is an unmet need for effective treatment options with fewer side-effects which also have a low propensity for dependence.

Ramelteon was approved by the U.S. Food and Drug Administration (FDA) in July 2005 and is being marketed by Takeda Pharmaceuticals North America, Inc. under the trade name ROZEREM™ (the European brand name for ramelteon is to be confirmed) has shown no evidence of abuse and dependence in clinical trials. More than one million prescriptions have been written for ramelteon in the US to date.

— ENDS —

About Ramelteon
Ramelteon has been studied in 58 clinical trials in Europe, Japan, Canada and the United States. The EMEA filing was based on data collected from an extensive clinical research programme, including clinical studies with 8,100 patients, aged 18 to 93.

About Insomnia
An estimated 20% of Europeans suffer from insomnia on a regular basis or experience daytime consequences impairing quality of life or daily function. Insomnia is characterized by difficulty falling asleep, difficulty staying asleep, or poor quality sleep, leading to impairment of next-day functioning. Insomnia has been

linked to a variety of health problems, including obesity, diabetes, hypertension, heart disease and depression.

# # #

March 30, 2007
Takeda Pharmaceutical Company Limited

Takeda to Obtain Development and Commercial Rights for R-851 from 3M

Investigational Compound for the Treatment for Cervical High-Risk HPV Infection

Osaka, Japan, March 30, 2007 — Takeda Pharmaceutical Company Limited ("Takeda") announced today that it has acquired the development and commercial rights to R-851 from 3M for topical cervical high-risk human papillomavirus (HPV) infection and cervical dysplasia. R-851 is an immune response modifier (IRM) and potential topical treatment for these indications. Under this new agreement, Takeda will obtain full rights for R-851 for these indications from 3M, while 3M will receive certain development milestones and a royalty once R-851 is successfully commercialized.

Discovered and developed by 3M, R-851 is part of the family of immune response modifier (IRM) molecules. IRMs act in a novel way to stimulate the human body's immune system to fight virus-infected cells and tumor cells. R-851 is currently in Phase 2 clinical testing in the United States.
In March 2005, Takeda and 3M signed an agreement to co-develop and jointly market R-851 in the United States and Europe. Takeda also was granted exclusive rights in Japan and certain Asian countries, while other territories were retained for 3M.

"We are very pleased with this new agreement," said Yasuchika Hasegawa, President of Takeda. "We now have complete responsibility for the R-851 program, which expands our opportunity with this novel treatment for HPV infection. We will vigorously conduct development activities toward the earliest possible launch of the product so that we can offer this product to the women facing the risk for cervical cancer and the physicians who treat them."

# # #

082-35071

March 30, 2007
CanBas Co., Ltd.
Takeda Pharmaceutical Company Limited

CanBas and Takeda to Sign the Collaboration Agreement for Investigational Compounds for Treatment of Cancer

Numazu and Osaka, Japan - March 30, 2007 --- CanBas Co., Ltd. (Numazu, Shizuoka, "CanBas") and Takeda Pharmaceutical Company Limited (Osaka, "Takeda") today announced that both parties signed the collaboration agreement for investigational compounds for treatment of cancer, CBP501 and its backup compounds discovered by CanBas. With this agreement, the world-wide exclusive right for development, manufacturing and marketing is granted to Takeda, while in the U.S. the development and promotion are jointly conducted by both parties.

CBP501 has a mechanism of action to selectively abrogate the G2 checkpoint, which is used by cancer cells to determine if a cell is progressing correctly through replication within the cell cycle. CBP501 is expected as a potential cancer treatment with lesser influence on normal cells, when being used as concomitant therapy with chemotherapy anti-cancer drugs which will lead to promoting the damages to DNA of cancer cells. Now CanBas is conducting phase 1 clinical study of this product in the U.S.

Under the agreement, CanBas will receive an initial payment upon the commencement of the collaboration. Takeda will also make an equity investment in CanBas. CanBas will receive milestone payments related to the successful clinical advancements and regulatory approvals, and also royalty payments on the sales of the product, while there is a profit-sharing scheme for the U.S. market where both parties co-develop and co-promote the product. For the rest part of the world, Takeda will cover all the development expenses except a part of research expenses for backup compounds of CBP501.

"We are very happy that Takeda highly evaluated our concept of G2 checkpoint abrogation and that we have reached this collaboration agreement on CBP501 and backup compounds", said Takumi Kawabe, M.D., Ph.D., President & CEO of CanBas. "We believe that we can improve the speed and quality of our clinical development hereafter by this collaboration."

"We are very much pleased with this agreement with CanBas", said Yasuchika Hasegawa, President of Takeda. "We will fully cooperate with CanBas in clinical development and we expect that we can offer this treatment option to patients and health care providers as early as possible, which will contribute also to enhance our cancer franchise as one of our core therapeutic areas."

# # #

Within a cell cycle there are two major checkpoints (G1 and G2) that are used by the cell to determine if the cell is progressing correctly through replication. These checkpoints allow the cell to pause during replication and repair damaged DNA and to ensure that the cell is properly prepared to continue with cell division. If the cell does not receive the correct signals to proceed through a checkpoint, a safety mechanism may be induced that causes cell death via apoptosis.
Research has shown that the G1 checkpoint is impaired in numerous cancers; this impairment increases the chance for the cell to replicate damaged DNA thereby inducing mutation. Generally, cancer cells accumulate multiple mutations in various G1 checkpoint genes most of which act to exacerbate cancer progression.

However, even cancer cells cannot survive without repairing severely damaged DNA. So, cancer cells repair their damages in DNA by relying on the G2 checkpoint (which isn't extensively used by normal cells).
Cancer cells become even more dependent on a properly functioning G2 checkpoint when stressed by anti-cancer drugs, gamma irradiation or hyper-thermia.

Therefore, the disruption of G2 checkpoint can be used to target cancer cells specifically.

Please see http://www.canbas.co.jp/e2-2.html for more details.

About CanBas
CanBas was spun off of the research of three scientists from the Nagoya City Medical School and Fujita Health Medical School. These scientists founded CanBas as a drug development biotech with the help of angels and venture capitalists in 2000.
The company's core technologies include drugs that target the G2 checkpoint and a screening system to find selective abrogators of the G2 checkpoint. CanBas is also developing techniques to best determine the specific drug sensitivity of individual cancer from a patient, to increase the probability of prescribing a successful drug regime. Additional information is available through its corporate website, http://www.canbas.co.jp.

# # #

March 30, 2007
LG Life Sciences, Ltd.
Takeda Pharmaceutical Company Limited

LG Life Sciences and Takeda Announce Collaboration for Anti-Obesity Drugs

Seoul, Korea and Osaka, Japan, March 30, 2007 — LG Life Sciences, Ltd. ("LGLS") and Takeda Pharmaceutical Company Limited ("Takeda") today announced that both parties executed an exclusive global licensing and research collaboration agreement to discover, develop and commercialize anti-obesity drugs.

This collaboration is based on LGLS's obesity program, and both companies will be contributing scientific expertise in this research collaboration. LGLS will deploy its capabilities in drug discovery including medicinal chemistry research and pharmacological evaluation, while Takeda will be responsible for conducting subsequent research, development and commercialization.

Under the terms of the agreement, Takeda will be granted an exclusive right to the compounds to be selected by Takeda for worldwide market except Korea and Vietnam, and a semi-exclusive right for India. LGLS will receive an upfront payment and research funding, and also milestone payments for certain progress of research, development and commercialization, exceeding US$100 million in total, and also royalty payments on product sales once the compounds from the collaboration are commercialized. Other financial terms are not disclosed.

"We are very much pleased to work with Takeda on this collaboration, as we're placing more focus on the metabolic disease as our key therapeutic area. We believe Takeda's strong capabilities and global presence in this field will maximize the potential of our obesity program", said In-Chull Kim, President and CEO of LGLS.

"We are very much pleased with this agreement and the start of the joint research program", said Yasuchika Hasegawa, President of Takeda. "One of our core therapeutic areas for R&D is anti-atherosclerosis related diseases, such as diabetes, hypertension, hyperlipidemia and we are focusing on the successful launch of anti-obesity, which is centered among these diseases, through in-house research and also the alliance and in-licensing. We expect that this collaboration with LGLS will accelerate our strategies for this therapeutic area".

###

LG Life Sciences, Ltd., an LG affiliate, is the leading pharmaceutical company based in Seoul, Korea, committed to promoting health and well-being of patients. Its key therapeutic areas include metabolic and cardiovascular diseases as well as infectious and liver diseases. LGLS seeks to continue developing global brand products such as Factive® (gemifloxacin) and expanding its marketing presence in the world with focus in Asia. Additional information is available in its corporate website, www.lgls.com.

###

April 23, 2007
Kissei Pharmaceutical Co., Ltd
Takeda Pharmaceutical Company Limited

Application for an Additional Indication of Combination Therapy of Glufast® and Insulin Sensitizer in Japan

Matsumoto, Japan & Osaka, Japan, April 23, 2007 — Kissei Pharmaceutical Co., Ltd (President, C.E.O. Mutsuo Kanzawa, "Kissei") and Takeda Pharmaceutical Company Limited (President, Yasuchika Hasegawa, "Takeda") announced today that Kissei filed an application for an additional indication of "combination therapy with insulin sensitizer" for Glufast® (generic name: mitiglinide) 5mg tablet and 10mg tablet, which is being co-marketed by Kissei and Takeda, to the regulatory authorities in Japan.

Glufast, originally created and developed by Kissei, co-marketed in tandem with Takeda in Japan since May 2004, is a diabetic medicine that promotes insulin secretion by stimulating the pancreatic β-cells. It demonstrates effects promptly after dosing, thereby it brings insulin secretion closer to its natural patterns and improves postprandial hyperglycemia. Because of its duration of action, Glufast is less liable to trigger hypoglycemia.

Insulin-resistance is a condition where the body does not effectively use the insulin it produces, and pioglitazone HCl, which is insulin sensitizer discovered and marketed by Takeda, is available in Japan under the tradename Actos®. Actos suppresses the production of the glucose in the liver while improving the sensitivity to insulin in the peripheral tissues.

In the randomized, double-blind, controlled comparative study, in which clinical usefulness of Actos monotherapy and that of Glufast/Actos combination therapy were evaluated, the latter showed a statistically significant difference in improving HbA1c that is an indicator of plasma glucose control, without increasing the risk of hypoglycemia.

Note: Kissei filed an application for an additional indication of combination therapy of Glufast and alpha-glucosidase inhibitor in October 2005 and now it is under evaluation by regulatory authorities.

###

April 26, 2007
Takeda Pharmaceutical Company Limited

Takeda to Transfer its Business of Leasing of Office Building to the Consolidated Subsidiary by Corporate Demerger

OSAKA, JAPAN, April 26, 2007 ── Takeda Pharmaceutical Company Limited ("Takeda") today announced that Takeda and its wholly owned subsidiary, Takeda Pharmaceutical Real Estate Company Ltd. ("Takeda Estate") approved at their respective Board of Directors' Meetings the demerger transferring Takeda's business of leasing of office building to Takeda Estate.

1. Objective
   This demerger is to establish further business efficiency of the real estate business within Takeda Group.

2. Outline of Demerger
   (1) Schedule
   April 26, 2007: Board of Directors' Meetings of Takeda and Takeda Estate
   April 26, 2007: Execution of the demerger agreement
   July 1, 2007: Scheduled date of demerger
   (Note: Pursuant to the provisions of Article 784-3 of the Corporate Law of Japan, Takeda is not required to obtain the approval of its shareholders' meeting.)

   (2) Procedures
   Takeda will conduct a corporate demerger in order for Takeda Eststate to succeed its business of leasing of office building

   (3) Allocation of shares
   Upon this demerger, all the shares issued by Takeda Estate will be allocated to Takeda and there will be no cash payment

   (4) Change in paid-in capital
   There will be no decrease in paid-in capital of Takeda.

   (5) Rights and obligations to be succeeded by Takeda Estate
   Upon scheduled demerger, Takeda Estate will succeed from Takeda all the assets and liabilities necessary for conducting the relevant business, and other rights and obligations with regard to the above.

   (6) Fulfillment of obligations
   It is assessed that there will be no uncertainty in fulfillment of obligations upon demerger at the both Takeda and Takeda Estate.

3. Outline of companies

	(as of March 31, 2006)	(as of April 26, 2007)
(1) Business Name	Takeda Pharmaceutical Company Limited (demerged company) (Note 1)	Takeda Pharmaceutical Real Estate Company, Ltd. (succeeding company)
(2) Description of Business	Manufacture and sales of pharmaceuticals	Lease, sales and purchase of land and buildings
(3) Date of Incorporation	January 29, 1925	June 26, 2007
(4) Address of Head	1-1, Doshomachi 4-chome,	1-7, Nihonbashi honcho

Office	Chuo-ku, Osaka	2-chome, Chuo-ku, Tokyo
(5) Company Representative	Yasuchika Hasegawa, President	Kazuomi Suzuki, President
(6) Paid-in capital	63,541 million yen	100 million yen
(7) Number of issued shares	889,272,395	10,000
(8) Shareholders' Equity	2,348,429 million yen	(Note 2)
(9) Total Assets	3,042,294 million yen	(Note 2)
(10) Fiscal Year End	March 31	March 31
(11) Number of Employees	15,069	29
(12) Main shareholders and their shareholding Ratio	Nippon Life Insurance Company: 6.34% Japan Trustee Services Bank, Ltd. (Trust account): 5.93% The Master Trust Bank of Japan, Ltd. (Trust account): 4.43% State Street Trust & Banking Co., Ltd. 505103: 2.45% The Chase Manhattan Bank, N.A. London: 2.40%	Takeda Pharmaceutical Company Limited: 100.00%
(13) Net Sales and Net Income of the latest fiscal year	Fiscal year ending March 31, 2006 Net Sales: 1,212,207 million yen Net Income: 313,249 million yen	(Note 2)

(Note 1): Financial figures of Takeda are consolidated basis.
(Note 2): On April 1, 2007, Takeda's former wholly owned subsidiaries which were; Daiwa Estate Company, Ltd., Shinwa Estate Company, Ltd. and Takeda Pharmaceutical Real Estate Company, Ltd. merged, and the succeeding company (Daiwa Estate Company, Ltd.) changed its business name to Takeda Pharmaceutical Real Estate Company, Ltd., as announced on January 31, 2007. Therefore, Takeda Estate, succeeding company of this demerger, has not yet finished its first fiscal year after the merger mentioned above.

4. Outline of demerged business

(1) Demerged business

Leasing of the three office buildings:
TS Tower (Higashi Shinagawa 4-chome, Shinagawa-ku, Tokyo)
IT Building (Muromachi 3-chome, Chuo-ku, Tokyo)
TMK Building (Doshomachi 1-chome, Chuo-ku, Osaka)

(2) Operation results of the demerged business

Net sales of fiscal year ending March 2006: 1,796 million yen

(3) Demerged assets and liabilities (as of September 30, 2006)

Current assets:	0 million yen
Fixed assets:	22,865 million yen
Current liabilities:	0 million yen
Long-term liabilities:	6,324 million yen

5. Impact on Takeda

(1) Outline

There will be no change in business name, description of business, address business, address of head office, company representative, paid-in capital, fiscal year end.

(2) Consolidated financial results

Immaterial impact will be incurred from this demerger paid-in capital, because Takeda Estate is a wholly owned subsidiary ofTakeda.

# # #

May 10, 2007
Takeda Pharmaceutical Company Limited

Notice about Election of Accounting Auditor

May 10, 2007, Osaka, Japan —— Takeda Pharmaceutical Company Limited ("Takeda") announced today that its Board of Directors Meeting held today revolved that election of accounting auditor will be proposed at the 131th Ordinary General Shareholders Meeting scheduled on June 28, 2007, pursuant to the provisions of Article 329 (1) of the Corporation Law of Japan.

1. Reason for election of accounting auditor
   In consideration of the expiry of the term of the current accounting auditor Deloitte Touche Tohmatsu on June 28, 2007 upon the close of the Ordinary General Shareholders Meeting of Takeda to be held on that day, and also the number of years of continued services by Deloitte Touche Tohmatsu, Takeda will propose to elect KPMG AZSA & Co. as new accounting auditor.

2. Name and address of the accounting auditor to be elected
   Name: KPMG AZSA & Co
   Address: AZSA Center Building, 1-2 Tsukudo-cho, Shinjuku-ku, Tokyo

3. Name and address of the current accounting auditor to resign
   Name: Deloitte Touche Tohmatsu
   Address: MS Shibaura Building 13-23, Shibaura 4-Chome, Minato-ku, Tokyo, Japan

4. Effective date
   June, 28, 2007, upon 131th Ordinary General Shareholders Meeting of Takeda

###

Consolidated Financial Statements for the Fiscal Year Ended March 31, 2007

May 10, 2007

These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in Japan.

Takeda Pharmaceutical Company Limited
1-1, Doshomachi 4-chome
Chuo-ku, Osaka 540-8645, Japan
URL: http://www.takeda.co.jp/
Representative: Yasuchika Hasegawa, President
Contact: Toyoji Yoshida, Director, Corporate Communications Department
Tel: +81-3-3278-2037

Stock exchange listings: Osaka, Tokyo, Nagoya (First section of each) Fukuoka, Sapporo
Code number: 4502

Scheduled date of annual general meeting of shareholders: June 28, 2007
Scheduled date of securities report submission: June 28, 2007
Scheduled date of dividend payment commencement: June 29, 2007

1. Consolidated Results for Fiscal 2006 (April 1, 2006 - March 31, 2007)

(1) Sales and Income

All amounts are rounded to the nearest million yen.
Percentage figures represent changes from previous year.

	Net sales (¥ million)	Year-on-year change (%)	Operating income (¥ million)	Year-on-year change (%)	Ordinary income (¥ million)	Year-on-year change (%)
Fiscal 2006	1,305,167	7.7	458,500	13.8	585,019	20.5
Fiscal 2005	1,212,207	7.9	402,809	4.6	485,354	9.8

	Net income (¥ million)	Year-on-year change (%)	Earnings per share (¥)	Earnings per share (diluted) (¥)	Return on equity (%)	Ordinary income / total assets (%)	Operating profit margin (%)
Fiscal 2006	335,805	7.2	386.00	—	14.1	19.1	35.1
Fiscal 2005	313,249	12.9	353.47	—	14.4	17.4	33.2

(Reference) Equity in earnings of affiliates: Fiscal 2006 ¥66,201 million   Fiscal 2005: ¥54,184 million

(2) Financial Position

	Total assets (¥ million)	Net assets (¥ million)	Shareholders' equity ratio (%)	Shareholder's equity per share (¥)
Fiscal 2006	3,072,501	2,461,116	78.8	2,816.28
Fiscal 2005	3,042,294	2,348,429	77.2	2,652.59

(Reference) Shareholders' equity: March 31, 2007 ¥2,420,245 million   March 31, 2006 ¥2,348,429 million

(3) Cash Flows

	Net cash provided by operating activities (¥ million)	Net cash provided by (used in) investing activities (¥ million)	Net cash used in financing activities (¥ million)	Cash and cash equivalents at end of period (¥ million)
Fiscal 2006	209,280	116,392	(315,942)	1,647,694
Fiscal 2005	373,575	6,566	(89,290)	1,626,235

2. Dividends

Record date	Dividend per share: End of first half (¥)	Dividend per share: Year-end (¥)	Dividend per share: Annual (¥)	Total dividend (annual) (¥ million)	Dividend payout ratio (%) (consolidated)	Dividend on equity ratio (%) (consolidated)
Fiscal 2005	53.00	53.00	106.00	94,207	30.0	4.3
Fiscal 2006	60.00	68.00	128.00	110,472	33.2	4.7
Fiscal 2007 (projection)	80.00	80.00	160.00		36.2	

3. Projected Results for Fiscal 2007 (April 1, 2007 - March 31, 2008)

Percentage figures represent changes from previous year for full year figures and from same period of previous year for interim period figures.

	Net sales (¥ million)	Year-on-year change (%)	Operating income (¥ million)	Year-on-year change (%)	Ordinary income (¥ million)	Year-on-year change (%)	Net income (¥ million)	Year-on-year change (%)	Earnings per share (¥)
Interim period	685,000	6.6	220,000	(6.9)	275,000	(8.0)	185,000	16.2	215.27
Fiscal 2007	1,390,000	6.5	470,000	2.5	585,000	0.0	380,000	13.2	442.18

4. Other

(1) Significant changes in subsidiaries during the year under review (changes in specific subsidiaries involving changes in the scope of consolidation): None

(2) Changes in accounting principles, procedures, the method of presentation associated with preparation of the consolidate financial statements (matters to be included in the section, *Changes in Basic Important Matters for Preparation of Consolidated Financial Statements*)

1) Changes due to revisions of accounting standards etc.: Yes

2) Changes other than 1) : Yes

Note: Please refer to *Changes in Basic Important Matters for Preparation of Consolidated Financial Statements*, on page 26, for details.

(3) Number of shares outstanding (common stock)

1) Number of shares outstanding at fiscal year end (including treasury stock):

March 31, 2007 889,272,395 shares March 31, 2006 889,272,395 shares

2) Number of shares of treasury stock at fiscal year end:

March 31, 2007 29,895,405 shares March 31, 2006 4,073,004 shares

Note: Please refer to *Per Share Information*, on page 36, for the number of shares that forms the basis for calculating earnings per share.

(Reference) Summary of Unconsolidated Results for Fiscal 2006 (April 1, 2006 - March 31, 2007)

(1) Unconsolidated Sales and Income

Percentage figures represent changes from previous year.

	Net sales (¥ million)	Year-on-year change (%)	Operating income (¥ million)	Year-on-year change (%)	Ordinary income (¥ million)	Year-on-year change (%)
Fiscal 2006	869,068	3.4	347,652	0.5	378,377	3.8
Fiscal 2005	840,230	7.1	345,969	0.4	364,439	2.2

	Net income (¥ million)	Year-on-year change (%)	Earnings per share (¥)	Earnings per share (diluted) (¥)
Fiscal 2006	219,813	(11.8)	252.12	—
Fiscal 2005	249,361	5.9	280.31	—

(2) Unconsolidated Financial Position

	Total assets (¥ million)	Net assets (¥ million)	Shareholders' equity ratio (%)	Shareholders' equity per share (¥)
Fiscal 2006	2,045,317	1,655,400	80.9	1,926.09
Fiscal 2005	2,157,543	1,728,443	80.1	1,944.57

(Reference) Shareholders' equity: March 31, 2007 ¥1,655,400 million March 31, 2006 ¥1,728,443 million

* Note to ensure appropriate use of forecasts

All forecasts in this document are based on information currently available to management. Certain risks and uncertainties could cause actual results to differ from these forecasts. Please refer to "1. Results of Operations (1) Analysis of Results of Operations 4) Outlook for Fiscal 2007" on page 10 for details.

Contents

[Qualitative Information, Financial Statements and Other Information]

1. Results of Operations

(1) Analysis of Results of Operations

1) Overview of Results

In April 2006 the Japanese government carried out a special drug price reduction and revision of price calculation for branded drugs for which substitute generic drugs were available, in addition to the ordinary reduction of National Health Insurance (NHI) drug prices. Furthermore, specific measures to encourage the use of generic drugs began to be implemented. In this severe environment, the domestic market in fiscal 2006 posted negative growth for the first time in six years. It is very likely that the government will vigorously promote various measures to cut pharmaceutical costs, including annual NHI drug price revision, price reductions that are not based on market prices, and the planned adoption of a scheme for comprehensive medical fees for elderly outpatients. Therefore, the domestic market is forecast to grow only at a modest rate, at around 1-2 percent, in the period ahead.

The growth of the U.S. market, which accounts for almost 50 percent of the world's total ethical pharmaceutical market, had been tending to slow down year by year, affected by the expiration of patent protection for mainstay products and a resultant increase in the use of generic drugs, as well as the impact of prescription-to-OTC switch drugs. However, thanks to Medicare Part D*, which started in January 2006, the U.S. market posted growth at an 8 percent level in 2006. The major markets for Takeda have also been expanded as a whole, while the competition among products has been intensifying due to the growth of generic drugs.

*Prescription drug benefits for outpatients under the federal insurance plan for the elderly.
Medicare previously covered hospital expenses and medical fees for outpatients only. The inclusion of prescription drug benefits for outpatients has been favorably received as necessary drugs have thus become easily accessible to elderly patients.

Moderate growth continued in the European market, at an average of around 1-2 percent, reflecting such factors as the promotion of various measures to reduce drug prices and the continued expansion of parallel imports from lower drug price countries to higher drug price countries.

As for research and development, it appears that the pharmaceutical industry worldwide has come up against a wall of technological innovation. With existing mainstay products going off-patent one after another, pharmaceutical manufacturers tend to be slow to commercialize new products. Against this backdrop, the trend toward corporate integration has continued for such purposes as strengthening pipelines by acquiring products in the R&D process and covering growing R&D costs. Accordingly, competition among companies has been further intensifying.
Under these business circumstances, consolidated results for the year ended March 31, 2007 were as follows:

(Billions of yen)

		Year-on-year change
Net sales	¥1,305.2	increase ¥93.0 (7.7%)
Operating income	¥458.5	increase ¥55.7 (13.8%)
Ordinary income	¥585.0	increase ¥99.7 (20.5%)
Net income	¥335.8	increase ¥22.6 (7.2%)

[Consolidated net sales]

Consolidated net sales increased by ¥93.0 billion (7.7%) from the previous year to ¥1,305.2 billion.

- Sales of ethical pharmaceutical products increased, supported by the significant sales growth of *Actos*, a drug for treatment of diabetes, by Takeda Pharmaceuticals North America, Inc. (TPNA), a U.S. subsidiary, as well as its steady growth in Japan and Europe.
- The impact of foreign exchange rate fluctuations pushed revenues up by ¥22.8 billion from the previous year, as a result of the weakening of the yen against both the U.S. dollar and the euro.
- The table below shows consolidated sales of international strategic products:

(Billions of yen)

Drug for diabetes treatment *Pioglitazone* (Product name: *Actos*)	¥336.3	increase ¥92.4 (37.9%) from the previous year
Drug for hypertension treatment *Candesartan* (Japan product name: *Blopress*)	¥206.2	increase ¥15.3 (8.0%) from the previous year
Drug for peptic ulcer treatment *Lansoprazole* (Japan product name: *Takepron*)	¥150.7	decrease ¥9.1 (5.7%) from the previous year
Drug for prostate cancer and endometriosis treatment *Leuprorelin* (Japan product name: *Leuplin*)	¥127.5	increase ¥5.2 (4.2%) from the previous year

[Gross profit]

Gross profit increased by ¥95.4 billion (10.3%) from the previous year to ¥1,025.5 billion.

- The gross profit margin ratio improved by 1.9 points, to 78.6%, due to an increase in sales of ethical drugs and transfer of the beverage and food business.

[Operating income]

Operating income increased by ¥55.7 billion (13.8%) from the previous year to ¥458.5billion.

- Selling, general and administrative expenses increased by ¥39.7 billion (7.5%) from the previous year to ¥567.0 billion. Nevertheless, operating income increased as the increased gross profit offset the rise in expenses.
- R&D expenses increased by ¥23.7 billion (13.9%) from the previous year. This rise was mainly due to an increase in costs related to in-licensing and alliance activities, including acquisition of a license to develop and commercialize *Hematide*, a drug for chronic kidney disease/cancer-related anemia, in overseas markets, as well as the strengthening of research activities and the progress of overall development activities.
- Selling, general and administrative expenses, excluding R&D expenses, increased by ¥16.1 billion (4.5%) from the previous year mainly due to the expansion of TPNA's selling expenses according to the consecutive launches of the new products by TPNA since 2005, such as *Rozerem*, a drug for insomnia, *ACTOplus met* and *Duetact*, drugs for Type II diabetes, and *Amitiza*, a drug for chronic idiopathic constipation.

[Ordinary income]

Ordinary income increased by ¥99.7 billion (20.5%) from the previous year to ¥585.0 billion.

- In addition to the increase of operating income, the expansion of non-operating income of ¥44.0 billion contributed to ordinary income growth. The growth of non-operating income was brought about by an interest income increase stemming from a rise in interest rates in the United States and an increase in equity in earnings of affiliated companies.
- Equity in earnings of affiliated companies increased by ¥12.0 billion (22.2%) from the previous year to ¥66.2 billion, of which equity in earnings of TAP Pharmaceutical Products Inc. (TAP), a U.S. affiliated company reported by the equity method, increased by ¥8.9 billion (17.0%) to ¥61.0 billion.

[Consolidated net income]

Consolidated net income increased by ¥22.6 billion (7.2%) from the previous year to ¥335.8 billion.

- In addition to the rise in ordinary income, extraordinary gain increased by ¥7.8 billion from the previous year to ¥40.4 billion. As a result, consolidated net income posted an increase, more than offsetting an increase in tax expenses, including additional tax of ¥57.1 billion paid during the first half based on the notice of correction issued by the tax bureau in Japan in accordance with the rules on transfer pricing taxation.

- Extraordinary income included a gain from the transfer of the beverage and food business of Takeda Food Products, Ltd., a subsidiary, to House Wellness Foods Corporation, a joint venture between Takeda and House Foods Corporation, a gain from the partial transfer of Wyeth K.K. shares to Wyeth in the U.S., and a gain from the transfer of shares of Mitsui Takeda Chemicals, Inc. to Mitsui Chemicals Inc., all of which occurred in April 2006.
  In April 2007, Takeda transferred its remaining stake in Wyeth K.K., thereby terminating its capital ties with the company.
- Earnings per share (EPS) increased by ¥32.53 to ¥386.00.
- Return on equity (ROE) dropped by 0.3 point from the previous year to 14.1%.

2) Results by Segment

a. Business Segments

The following table shows sales and operating income of each business segment:

(Billions of yen)

Type of business	Net sales		Operating income	
	Amount	Year-on-year change	Amount	Year-on-year change
Pharmaceuticals Segment	¥1,202.8	increase ¥128.3	¥448.2	increase ¥60.1
Ethical Drugs	¥1,144.1	increase ¥125.0		
(Japan)	(¥514.9)	(increase ¥21.5)		
(Overseas)	(¥629.1)	(increase ¥103.5)		
Consumer Healthcare	¥58.7	increase ¥3.3		
Other Segment	¥102.4	decrease ¥35.3	¥10.2	decrease ¥4.5
Total	¥1,305.2	increase ¥93.0	¥458.5	increase ¥55.7

Note: Sales figures for each segment refer to sales to outside customers.

[Pharmaceuticals Segment]

Consolidated net sales by the Pharmaceuticals Segment increased by ¥128.3 billion (11.9%) from the previous year to ¥1,202.8 billion, while operating income increased by ¥60.1 billion (15.5%) to ¥448.2 billion.

- Sales by the Ethical Drugs business increased by ¥125.0 billion (12.3%) to ¥1,144.1 billion.

Sales in of ethical drugs in Japan increased by ¥21.5 billion (4.3%) to ¥514.9 billion, offsetting the negative impact of the NHI drug price revision implemented in April 2006 and of the increasing competition with generic drugs. The table below shows the results of major products in Japan.

(Billions of yen)

Blopress (Drug for hypertension treatment)	¥129.3	increase ¥5.7 (4.6%) from the previous year
Leuplin (Drug for prostate cancer and endometriosis treatment)	¥64.3	increase ¥1.1 (1.8%) from the previous year
Takepron (Drug for peptic ulcer treatment)	¥57.9	increase ¥2.9 (5.3%) from the previous year
Basen (Drug for treatment for postprandial hyperglycemia in diabetes mellitus)	¥55.7	decrease ¥7.8 (12.3%) from the previous year
Actos (Drug for diabetes treatment)	¥33.7	increase ¥9.5 (39.1%) from the previous year

Meanwhile, Japan's regional medical care system is undergoing reconstruction based on the Law Relating to Structural Reform of the Medical Care System, established in June 2006. In this situation, Takeda in April

2007 set up a new operating structure in a bid to speedily respond to the needs of university hospitals and large hospitals, which are highly specialized and greatly influential in their respective regions, and provide information that is finely tuned to each area. The new organization consists of 12 branches, 19 regional groups and 74 business offices, compared with the previous 13 branches and 156 business offices.

Sales of ethical drugs in overseas markets increased by ¥103.5 billion (19.7%) from the previous year to ¥629.1 billion.

In the U.S., sales of TPNA's *Actos* increased by $584 million (32.8%) to $2,368 million thanks to the growing oral anti-diabetic drug market after the start of Medicare Part D as well as the contribution of *ACTOplus met*, which was launched into the market in November 2005. Furthermore, sales of *Rozerem*, launched in September 2005, reached $88 million, and sales of *Amitiza*, launched in April 2006, amounted to $49 million, both contributing to TPNA's sales growth.

In Europe, sales of *Actos* and other core products expanded, while sales of *Lansoprazole* decreased, affected by surging generic products in the wake of the expiration of its patent protection in major countries.

In August 2006, Takeda Pharmaceuticals Europe Limited was established in the U.K., with the aim of enhancing sales and marketing functions in Europe. The new company also serves as sales and marketing headquarters in Europe, responsible for developing and promoting medium- to long-term marketing strategies for the entire region of Europe. The new president having been appointed late last year, and accordingly the company has established a structure to carry out full-fledged operations.

- Sales by the Consumer Healthcare business increased by ¥3.3 billion (5.9%) to ¥58.7 billion.
  Sales of *Benza* increased, while *Alinamin* drinks, *Scorba* and *Hicee* sales decreased.

[Other Segment]

Sales by the Other segment decreased by ¥35.3 billion (25.6%) from the previous year to ¥102.4 billion, and operating income dropped by ¥4.5 billion (30.4%) to ¥10.2 billion.

- The significant sales decline from the previous year was due to the transfer of the beverage and food business of Takeda Food Products, Ltd. to House Wellness Foods Corporation in April 2006.

With this transfer, certain parts of sales by the Consumer healthcare business, which had been eliminated in the consolidated accounting as internal transactions with Takada Food Products, Ltd., are recorded as sales to an outside customer from fiscal 2006. This change added ¥5.0 billion to sales by the Consumer healthcare business.

b. Geographical Segments

The following table shows sales and operating income of each geographical segment:

(Billions of yen)

Geographical segment	Net sales		Operating income	
	Amount	Year-on-year change	Amount	Year-on-year change
Japan	¥854.6	decrease ¥18.4	¥530.4	increase ¥13.1
North America	¥307.8	increase ¥93.6	¥89.4	increase ¥56.8
Europe	¥132.5	increase ¥15.8	¥32.7	increase ¥8.1
Asia	¥10.3	increase ¥1.9	¥2.0	increase ¥0.4
Elimination/Corporate	—	—	(¥196.0)	decrease ¥22.7
Total	¥1,305.2	increase ¥93.0	¥458.5	increase ¥55.7

Notes: Sales figures for each segment refer to sales to outside customers.
Operating expenses included in "Elimination/Corporate" include research and development expenses subject to centralized management as the Group.
Equity in earnings of affiliates is recorded as non-operating income in accordance with the Rules on Consolidated Financial Statements.

3) Research & Development

Seeking to enhance its R&D pipelines, which serve as sources for growth, and to launch early new products into the market, Takeda intensively invests its management resources in the core therapeutic areas of lifestyle-related diseases; cancer and urological diseases (including gynecology); central nervous system diseases (including bone and joint disorders); and gastroenterological diseases, through the three strategic pillars of in-house research and development, maximization of product added value and in-licensing and alliances.

Major achievements of R&D activities during the year under review are described below.

[In-house R&D]

- In July 2006, Phase II trials for *TAK-491*, a drug for treating hypertension, commenced in Europe and the U.S. *TAK-491* is expected to have stronger anti-hypertensive action, and to have a profile superior in improving insulin resistance and decreasing proteinuria over those of existing products.
- In March 2007, Takeda submitted to the European Agency for the Evaluation of Medical Products (EMEA) a marketing authorization application for *Ramelteon*, a drug for treating insomnia.

[Maximization of Added Value of Products]

<*Lansoprazole* (Japan product name: *Takepron*)>

- In June 2006, approval was granted by the Japanese Ministry of Health, Labor and Welfare, for 15 mg capsules and OD* 15 mg tablets of *Takepron*, a drug for peptic ulcer treatment, an indication of "non-erosive reflux disease".

*Orally Dispersing Tablet

- In October 2006, product registration approval was granted by the Japanese Ministry of Health, Labor and Welfare for *Takepron* I.V. 30 mg, a drug for peptic ulcer treatment; it was launched in December 2006.

<*Candesartan* (Japan product name: *Blopress*)>

- In July 2006, sub analysis data from the CHARM* trial was published in the July issue of the *American Heart Journal*, indicating that *Candesartan* significantly reduced the new incidence of atrial fibrillation in patients with chronic heart failure.

* *Candesartan* in Heart failure: Assessment of Reduction in Mortality and morbidity

- In October 2006, the results of CASE-J, a large scaled clinical trial, were presented at the 21st Scientific Meeting of the International Society of Hypertension. The results of the test on high-risk hypertensive patients for comparing *Candesartan* and *Amlodipine*, a calcium antagonist, showed that *Candesartan* had the equal level of reduction of the incidence of cardiovascular events as *Amlodipine*, while its effect in reducing the new onset of diabetes was greater than that of *Amlodipine*.

<*Pioglitazone* (product name: *Actos*)>

- In June 2006, additional analysis results for the PROactive Study*[1] were presented at the 66th Annual Scientific Sessions of the American Diabetes Association (ADA). This study confirmed that *Actos* reduced the occurrence of major adverse cardiovascular events, including cardiovascular deaths, in high-risk patients with Type 2 diabetes, and that *Actos* reduced the number of patients who needed permanent insulin administration.

*[1] PROspective pioglitAzone Clinical Trial In macroVascular Events

- In July 2006, Phase III trials for a fixed combination of *Actos* and *TAK-536*, a drug for hypertension treatment developed by Takeda, commenced in the U.S.
- In July 2006, the U.S. Food and Drug Administration (FDA) approved the New Drug Application (NDA) of *Duetact*, a fixed combination of *Actos* and *Glimepiride* (sulfonylurea), in the U.S. TPNA began marketing the product in November 2006.

- In July 2006, the European Committee authorized the marketing of *Competact*, a fixed combination of *Actos* and *Metformin*.
- In September 2006, the additional analysis results for the PROactive Study were presented at the 15th convention of the World Congress of Cardiology (WCC). The analysis results showed that *Actos* significantly reduced the recurrence of strokes in high-risk patients with Type 2 diabetes.
- In October 2006, the European Committee authorized an indication of the combined therapy of *Actos*, *Metformin* and a sulfonylurea agent.
- In November 2006, the results of analysis on the CHICAGO*[2] study were presented at the American Heart Association's Scientific Sessions 2006. The analysis results showed that *Actos* significantly halted the progression of atherosclerosis, as measured by carotid intima-media thickness (CITM).

*[2] Carotid intima-media tHICkness in Atherosclerosis using pioGlitazOne

- In January 2007, European Committee authorization was granted for the marketing of *Tandemact*, a fixed combination of *Actos* and *Glimepiride* (sulfonylurea).
- In January 2007, Takeda submitted an application with the Japanese Ministry of Health, Labor and Welfare for an additional indication of the combined therapy of *Actos* and biguanides.
- In January 2007, European Committee authorization was granted for an indication of the combined therapy of *Actos* and insulin.

<*Ramelteon* (U.S. product name: *Rozerem*)>

- In April 2006, Phase II trials started in the U.S. for sleep/wake disorder in Alzheimer's disease patients.

<*Risedronate* (Japan product name: *Benet*)>

- In April 2007 the Japanese Ministry of Health, Labor and Welfare approved 17.5 mg tablets of *Benet*, a once-weekly formulation for the treatment of osteoporosis.

[In-licensing and Alliance Activities]

- In June 2006, Takeda concluded a license agreement with Affymax Inc. in the U.S., under which the Company acquired the right to market *Hematide*, a drug developed by Affymax for chronic kidney disease/cancer related anemia, in overseas markets. In combination with the license agreement for the Japanese market signed in February 2006, Takeda has been granted an exclusive right to develop and market the drug worldwide.
- In July 2006, Takeda concluded a license agreement with Galaxy Biotech, LLC. in the U.S. for *HuL2G7*, a humanized anti-Hepatocyte Growth Factor (HGF) antibody created by Galaxy Biotech, under which the Company acquired an exclusive right to develop, manufacture and market *HuL2G7* worldwide.
- In September 2006, Takeda concluded a license agreement with Xenon in Canada, under which the Company acquired an exclusive right to develop and market *XEN401*, a pain relief drug created by Xenon, in Japan and several other Asian countries.
- In November 2006, Takeda concluded a contract with XOMA Ltd. in the U.S. for joint research and development regarding the discovery, development and production of therapeutic monoclonal antibody drugs. In February 2007, the two companies reached an agreement to extend the scope of programs in this regard.
- In March 2007, Takeda reached an agreement with 3M in the U.S. to acquire all rights to *R-851*, a drug developed by 3M for the treatment of topical cervical high-risk human papillomavirus (HPV) infection and cervical dysplasia.
- In March 2007, Takeda reached an agreement with LG Life Sciences, Ltd. in South Korea on joint research to develop anti-obesity drugs.
- In March 2007, Takeda concluded a collaboration agreement with CanBas Co., Ltd. in Japan for *CBP501*, investigational compounds for treatment of cancer created and being developed by CanBas.

[Improvement and Strengthening of R&D Structure]

- It was decided in October 2006 to establish a new research center in Fujisawa, Kanagawa Prefecture, in order to unify drug discovery functions by integrating existing research functions in Osaka, Osaka Prefecture, and Tsukuba, Ibaraki Prefecture. The new research center's operational startup is planned for 2010.

- In March 2007, Takeda acquired a U.K. bioventure, Paradigm Therapeutics Limited (present Takeda Cambridge Limited). Paradigm Therapeutics has established world-class target identification and validation capabilities, based on genetic engineering technology, and creates novel drug discovery targets and compounds.

4) Outlook for Fiscal 2007

The outlook for fiscal 2007 is as follows:

(Billions of yen)

		Year-on-year change
Net sales	¥1,390.0	[increase ¥84.8 (6.5%)]
Operating income	¥470.0	[increase ¥11.5 (2.5%)]
Ordinary income	¥585.0	[- ¥0.0 (0.0%)]
Net income	¥380.0	[increase ¥44.2 (13.2%]

[Consolidated net sales]

Consolidated net sales are expected to increase from the previous year, due to sales growth of products such as *Actos*, *Blopress*, *Takepron* and a drug for rheumatoid arthritis *Enbrel* in Japan, and *Actos*, *Rozerem* and *Amitiza* by TPNA in the U.S.

[Operating income]

Operating income is expected to increase from the previous year. In addition to progress in development activities and in-licensing and alliance activities, Takeda Cambridge Limited and Takeda Singapore Co., Ltd., both acquired by Takeda in March 2007, will newly incur research expenses, which will result in considerable increase in overall R&D expenses. However, such an expansion in expenses will be offset by the growth of gross profit due to increase in ethical drug sales.

[Ordinary income]

Ordinary income will remain at the same level as the previous year. Although operating income is expected to increase, equity in earnings of TAP should decrease.

[Consolidated net income]

Consolidated net income is expected to increase from the previous year. In addition to extraordinary income from the transfer of shares in Wyeth K.K. and Takeda-Kirin Foods Corporations, ¥57.1 billion in the additional taxes paid in fiscal 2006 will have a positive impact.

[Outlook assumptions]

This outlook is based on the projected foreign exchange rates of US$1 = ¥115 and 1 euro = ¥155.

[Forward looking statements]

These projections for operating results are based on information currently available to management. Certain risks and uncertainties could cause actual results to differ from these projections.

(2) Analysis of Financial Position

1) Cash Flows in Fiscal 2006

Cash flows for fiscal 2006 resulted in positive ¥21.5 billion.

Cash flows decreased by ¥340.5 billion from the previous year. This reflected the additional taxes paid based on the notice of correction, in accordance with the rules on transfer pricing taxation, and increased payments associated with return to shareholders, such as cash dividends and share buyback, though net income before tax adjustments increased.

As a result, cash and cash equivalents (marketable securities and time deposits that mature or are redeemable within 3 months of the date of acquisition) as of March 31, 2007 totaled ¥1,647.7 billion.

Capital investments made during fiscal 2006 review amounted to ¥38.5 billion.
Meanwhile, TPNA's new head office building was completed in October 2006.

2) Cash Flow Indicators

The table below shows trends in cash flow indicators.

	Year ended 3/31/03	Year ended 3/31/04	Year ended 3/31/05	Year ended 3/31/06	Year ended 3/31/07
Shareholders' equity ratio	76.1%	76.3%	78.6%	77.2%	78.8%
Shareholders' equity ratio on market value basis	190.4%	175.9%	177.7%	195.2%	216.2%
Debt payment term (years)	0.02	0.02	0.03	0.02	0.01
Interest coverage ratio	975.8	1,297.5	1,451.6	1,466.1	2,246.7

Notes: Shareholders' equity ratio: (Net assets - Minority interest)/Total assets
Shareholders' equity ratio on market value basis: Market capitalization/Total assets
Debt payment term: Interest-bearing debt/Operating cash flow
Interest coverage ratio: Operating cash flow/Interest expenses
* Each indicator is calculated based on consolidated financial results.
* Market capitalization is calculated by multiplying the closing price at the term-end by the number of outstanding shares at the term-end (excluding treasury shares).
* Operating cash flow is net cash provided by operating activities reported on the consolidated statements of cash flows, less interest expenses and income tax paid. Interest-bearing debt includes all liabilities reported on the consolidated balance sheet, on which interest is paid. For interest expenses, the interest payment amount reported on consolidated statements of cash flows is used.

(3) Basic Policy for Profit Distribution and Dividends for Fiscal 2006 and 2007

1) Basic Policy for Profit Distribution

In order to ensure sustainable growth in corporate value, Takeda will continue to make strategic investments with the aim of enhancing its R&D pipeline in a way suitable to an R&D-oriented, world-class pharmaceutical company, and of improving its business infrastructure both in Japan and overseas. As for profit distribution, Takada plans to buy back shares as needed, in order to improve capital efficiency and promote expeditious financial strategies, taking into consideration its overall capital requirements, as well as the stable enhancement of the dividend payout ratio.

Takeda's basic dividend policy, from a long-term perspective, is to maintain stable profit distribution that is appropriate to the company's consolidated financial results. At the same time, we plan to gradually increase the consolidated dividend payout ratio, targeting around 45% in fiscal 2010, the final year of the 2006-2010 Medium-term Management Plan.

2) Dividend for Fiscal 2006

Takeda plans to pay a year-end dividend of ¥68.00 per share. This, together with the interim dividend of ¥60.00 per share already paid, will achieve an annual dividend of ¥128.00 for the year ended March 31, 2007 (the consolidated payout ratio of 33.2%), an increase of ¥22.00 from the previous year.

3) Dividend for Fiscal 2007

For the year ending March 31, 2008, Takeda plans to pay an annual dividend of ¥160.00 per share (of which an interim dividend will be ¥80.00), an increase by ¥32.00 from fiscal 2006.

(4) Risk Factors in Business

Takeda's business performance is exposed to various risks at present and in the future, and may experience unexpected fluctuations due to occurrence of those risks. Below is a discussion of assumed main risks Takeda might face in its business activities. Takeda intends to work to prevent any such occurrence insofar as possible, while fully identifying these potential risks — and will ensure a precise response in the event of their occurrence.

The future events contained in these items are envisioned as of the end of fiscal 2006.

1) Risk in R&D

While Takeda strives for efficient R&D activities aimed at launching new products in the trilateral markets of Japan, the United States and Europe as early as possible, ethical drugs are in nature only allowed placement on the market when they have been approved through rigorous investigations of efficacy and safety as stipulated by the competent authorities, whether they are in-house developed or licensed compounds.

If it turns out that the efficacy and safety of such compounds do not meet the required level for approval, or if reviewing authorities express concern regarding the nonconformity of such compounds, Takeda will have to give up R&D activities for such compounds at that point, or will conduct additional clinical or non-clinical testing. As a result, Takeda might be exposed to risk of uncollectibility of costs incurred, experience delay in launching new products, or be forced to revise its R&D strategy.

2) Risk in intellectual property rights

Takeda's products are protected by two or more patents covering substance, processes, formulations and uses for a certain period.

While Takeda strictly manages intellectual property rights, including patents, and always keeps careful watch for potential infringement by a third party, expected earnings may be lost if the intellectual property rights held by Takeda are infringed by a third party. Or, if Takeda's in-house product proved to have infringed a third party's intellectual property rights, Takeda might be asked for compensation.

3) Risk of sales decrease following patent expirations

While Takeda takes active measures to extend product life cycles, including the addition of new indications and formulations, generic drugs inevitably penetrate the market following patent expirations of most branded products. In addition, the increasing use of generic drugs and prescription-to-OTC switches also intensifies competition, both in domestic and overseas markets, especially in the U.S. market. Takeda's sales of ethical drugs may drop sharply, depending on such impact.

4) Risk of side effects

Although pharmaceuticals are only allowed placement on the market after approval for production and marketing following rigorous investigation by the competent authorities around the world, accumulated data during the post-marketing period might expose side effects not confirmed at launch. If new side effects are identified, Takeda will be required to describe such side effects in a "precautions" section of the package insert or to restrict usage of such drugs, or will be forced to discontinue sale of or recall such products.

5) Risk of price-reduction due to movements to constrain drug costs

In the U.S. market, which is the world's largest, the use of lower priced generic drugs is promoted and the pressure for reduction of branded products prices is increasing as a result of the strong demand by the federal and state governments and Managed Care. In Japan, National Health Insurance (NHI) prices for drugs have been reduced every other year, and the use of generic drugs is also promoted. In the European market, drug prices have been reduced in similar situations, due to the efforts implemented in each country to control drug costs, and the expansion of parallel imports. Price reduction as a result of drug cost-restrictive efforts being made in each country can significantly influence the business performance and financial standing of the Takeda Group.

6) Influence of exchange fluctuations

The Takeda Group's overseas net sales in fiscal 2006 amounted to ¥643.5 billion, which accounted for 49.3% of total consolidated net sales. Among others, sales in North America were ¥426.6 billion, which accounted for 32.7% of total consolidated net sales. Moreover, with regard to TAP in the U.S., the "equity in earnings of affiliates" (non-operating income) was ¥61.0 billion. For this reason, Takeda Group's business performance and financial standings are considerably affected by currency rates, especially fluctuations in the dollar-yen conversion rate.

2. The Takeda Group

The Takeda Group consists of 68 companies, including the parent company submitting these consolidated financial statements, 46 consolidated subsidiaries and 21 affiliates accounted for by the equity method. The following chart shows the main business areas of the Takeda Group, the position of the companies that make up the Group within their respective areas of business, and relationships with each segment.



Domestic
Overseas
Pharmaceuticals
★ Nihon Pharmaceutical Co., Ltd. 《Production/Sales/Research/Development》
◎ Wyeth K.K.* 《Production/Sales》
Others
★ Takeda Healthcare Products Co., Ltd. 《Production》
Others
Other Businesses
★ Wako Pure Chemical Industries, Ltd. 《Production/Sales》
★ Mizusawa Industrial Chemicals, Ltd. 《Production/Sales》
◎ Takeda-Kirin Foods Corporation ** 《Production/Sales》
◎ House Wellness Foods Corporation 《Production/Sales》
◎ Sumitomo Chemical Takeda Agro Company, Ltd. 《Production/Sales》
◎ Hitachi Inspharma, Ltd. 《Information System Support》
Others
Takeda Pharmaceutical Company Limited
Pharmaceuticals
(Americas)
★Takeda America Holdings, Inc. 《Holding Company》
★Takeda Pharmaceuticals North America, Inc. 《Sales》
★ Takeda Global Research and Development Center, Inc. 《Development》
★Takeda San Diego, Inc. 《Research》
★Takeda Research Investment, Inc. 《Research-related Venture Investment》
◎TAP Pharmaceutical Products Inc. 《Sales/Development》
(Europe)
★ Takeda Europe Holdings B.V. 《Holding Company》
★ Takeda Pharmaceuticals Europe, Ltd. 《Supervision of Sales & Marketing》
★ Laboratoires Takeda 《Sales》
★ Takeda UK Limited 《Sales》
★ Takeda Pharma GmbH 《Sales》
★ Takeda Pharma Ges.m.b.H 《Sales》
★ Takeda Pharma AG 《Sales》
★ Takeda Italia Farmaceutici S.p.A. 《Production/Sales》
★Takeda Cambridge, Ltd. 《Research》
★ Takeda Global Research and Development Centre(Europe), Ltd. 《Development》
★ Takeda Ireland Limited 《Production》
★ Takeda Pharma Ireland Limited 《Production》
(Asia)
★ Takeda Chemical Industries (Taiwan), Ltd. 《Sales》
★ Tianjin Takeda Pharmaceuticals Co., Ltd. 《Production/Sales》
★ P.T. Takeda Indonesia 《Production/Sales》
★ Takeda Singapore Co., Ltd. 《Research》
◎ Boie-Takeda Chemicals, Inc. 《Sales》
◎ Takeda (Thailand), Ltd. 《Sales》
Others
Product Sales
Consignment Processing
Raw Materials Supply
Other
★: Consolidated Subsidiaries
◎: Affiliates Accounted for by the Equity Method

* In April, 2007, all the shares of Wyeth K.K. held by Takeda were transferred to Wyeth.
** In April, 2007, all the shares of Takeda-Kirin Foods Corporation held by Takeda were transferred to Kirin Brewery Co., Ltd.

Consolidated Subsidiaries and Affiliates

(Consolidated Subsidiaries)

Company name	Address	Capital (millions of yen)	Principal business	Percentage of voting shares owned (%)	Transactions	Other
Nihon Pharmaceutical Co., Ltd.	Chiyoda-ku, Tokyo, Japan	¥760	Pharmaceuticals (Ethical Drugs)	87.5 (0.2)	Sells drugs, etc., to Takeda	—
Takeda Pharmaceuticals North America, Inc.	Deerfield, IL U.S.A.	US$1	Pharmaceuticals (Ethical Drugs)	100.0* (100.0)	Purchases drugs from Takeda	—
Takeda Pharmaceuticals Europe, Ltd.	London, United Kingdom	£4 million	Pharmaceuticals (Ethical Drugs)	100.0** (100.0)	—	—
Takeda Pharma GmbH	Aachen, Germany	EURO 5 million	Pharmaceuticals (Ethical Drugs)	100.0** (100.0)	Purchases drugs from Takeda	—
Takeda Pharma Ges.m.b.H	Vienna, Austria	EURO 0.1 million	Pharmaceuticals (Ethical Drugs)	100.0*** (100.0)	—	—
Takeda Pharma AG	Lachen, Switzerland	CHF0.3 million	Pharmaceuticals (Ethical Drugs)	100.0*** (100.0)	—	—
Laboratoires Takeda	Puteaux Cedex, France	EURO 2 million	Pharmaceuticals (Ethical Drugs)	100.0** (100.0)	Purchases drugs from Takeda	—
Takeda Italia Farmaceutici S.p.A.	Rome, Italy	EURO 1 million	Pharmaceuticals (Ethical Drugs)	76.9** (76.9)	Purchases drugs from Takeda	—
Takeda UK Limited	Buckinghamshire, United Kingdom	£86 million	Pharmaceuticals (Ethical Drugs)	100.0** (100.0)	Purchases drugs from Takeda	—
Takeda Chemical Industries (Taiwan), Co., Ltd.	Taipei, Taiwan	NT$90 million	Pharmaceuticals (Ethical Drugs)	100.0	Purchases drugs from Takeda	—
P.T. Takeda Indonesia	Jakarta, Indonesia	Rp1,467 million	Pharmaceuticals (Ethical Drugs)	70.0	Purchases drugs from Takeda	—
Tianjin Takeda Pharmaceuticals Co., Ltd.	Tianjin, China	US$19 million	Pharmaceuticals (Ethical Drugs)	75.0	Purchases drugs from Takeda	—
Takeda America Holdings, Inc.	New York, NY U.S.A.	US$2,827 million	Pharmaceuticals (Ethical Drugs)	100.0	—	—
Takeda Europe Holdings B.V.	Amsterdam, Netherlands	EURO 267 million	Pharmaceuticals (Ethical Drugs)	100.0	—	—
Takeda San Diego, Inc.	San Diego, CA U.S.A	US$1	Pharmaceuticals (Ethical Drugs)	100.0* (100.0)	Handles drug research and development on behalf of Takeda	—
Takeda Research Investment, Inc.	Palo Alto, CA U.S.A.	US$23 million	Pharmaceuticals (Ethical Drugs)	100.0* (100.0)	—	—
Takeda Cambridge, Ltd.	Cambridge, United Kingdom	£3 million	Pharmaceuticals (Ethical Drugs)	100.0** (100.0)	—	—
Takeda Global Research and Development Center, Inc.	Deerfield, IL U.S.A.	US$5 million	Pharmaceuticals (Ethical Drugs)	100.0**** (100.0)	Handles drug development and approval on behalf of Takeda	—
Takeda Global Research and Development Centre (Europe), Ltd.	London, United Kingdom	£0.8 million	Pharmaceuticals (Ethical Drugs)	100.0** (100.0)	—	—
Takeda Ireland Limited	Kilruddery, Ireland	EURO 92 million	Pharmaceuticals (Ethical Drugs)	100.0	Handles drug manufacture on behalf of Takeda	—
Takeda Pharma Ireland Limited	Dublin, Ireland	EURO 654 million	Pharmaceuticals (Ethical Drugs)	100.0 (21.4)	—	—
Takeda Healthcare Products Co., Ltd.	Fukuchiyama, Kyoto, Japan	¥400	Pharmaceuticals (Consumer Healthcare)	100.0	Sells over-the-counter drugs to Takeda	Leases land and buildings from Takeda
Wako Pure Chemical Industries, Ltd.	Chuo-ku, Osaka, Japan	¥2,340	Other Businesses (others)	70.3 (0.3)	Sells reagents to Takeda	—
Mizusawa Industrial Chemicals, Ltd.	Chuo-ku, Tokyo, Japan	¥1,519	Other Businesses (others)	54.2	—	—
and 22 others						

(Affiliates)

Company name	Address	Capital (millions of yen)	Principal business	Percentage of voting shares owned (%)	Transactions	Other
Wyeth K.K.	Chuo-ku, Tokyo, Japan	¥1,890	Pharmaceuticals (Ethical Drugs)	20.0	Sells drugs to Takeda	—
TAP Pharmaceutical Products Inc.	Lake Forest, IL U.S.A.	US$40 million	Pharmaceuticals (Ethical Drugs)	50.0* (50.0)	Purchases drugs from Takeda	—
Boie-Takeda Chemicals, Inc.	Manila, Philippines	PHP107 million	Pharmaceuticals (Ethical Drugs)	50.0	Purchases drugs from Takeda	—
Takeda (Thailand), Ltd.	Bangkok, Thailand	THB20 million	Pharmaceuticals (Ethical Drugs)	48.0	Purchases drugs from Takeda	—
Takeda-Kirin Foods Corporation	Chuo-ku, Tokyo, Japan	¥5,000	Other Businesses (others)	34.0	—	—
Sumitomo Chemical Takeda Agro Company, Ltd.	Chuo-ku, Tokyo, Japan	¥9,380	Other Businesses (others)	40.0	—	Leases land and buildings from Takeda
House Wellness Foods Corporation	Itami, Hyogo, Japan	¥100	Other Businesses (others)	34.0	Purchases quasi-drugs from Takeda	—
Hitachi Inspharma, Ltd.	Nishi-ku, Osaka, Japan	¥225	Other Businesses (others)	34.0	Handles development and management of information systems on behalf of Takeda	—
and 13 others						

Notes:

1. In the "Principal business" column, the name of the company's principal business segment is shown.
2. Takeda America Holdings, Inc., Takeda UK Limited, Takeda Ireland Ltd., Takeda Pharma Ireland Limited and Takeda Europe Holdings B.V. are qualified as special subsidiaries.
3. Companies with a single asterisk (*) are owned by Takeda America Holdings, Inc.; companies with double asterisks (**) are owned by Takeda Europe Holdings B.V.; companies with triple asterisks (***) are owned by Takeda Pharma GmbH; and the company with quadruple asterisks (****) is owned by Takeda Pharmaceuticals North America, Inc.
4. Wako Pure Chemical Industries, Ltd. issues a securities report (*yuka shoken hokokusho*) to the Ministry of Finance in Japan.
5. Figures in parentheses in "Percentage of voting shares owned" represent the percentage indirectly owned by Takeda Pharmaceutical Company Limited.
6. All of Takeda's shares in Mitsui Takeda Chemicals, Inc. were transferred to Mitsui Chemicals Inc. in April, 2006.
7. In April 2006, Takada Food Products, Ltd. conducted corporate divestiture to establish House Wellness Foods Corporation, to which the beverage and food business was transferred. The new company became Takeda's equity-method affiliate, as Takeda acquired 34% shares in the company, while House Foods Corporation acquired 66%.
8. In April 2006, Takeda partially transferred its shares in Wyeth K.K.
9. In August 2006, Takeda Pharmaceuticals Europe Limited was established.
10. In October 2006, Takeda Pharmaceutical Real Estate Co., Ltd. acquired Takeda Foods Products, Ltd.
11. In February 2007, Takeda made in-kind contribution of shares in its European subsidiaries (Takeda Pharma GmbH, Laboratoires Takeda, Takeda Italia Farmaceutici, S.p.A., Takada UK Limited, Takada Global Research and Development Centre (Europe) Ltd. and Takeda Pharmaceuticals Europe, Ltd.) to Takeda Europe Holdings B.V.
12. In March 2007, Takeda acquired Paradigm Therapeutics Limited, a biotechnology venture business in the U.K., through Takeda Europe Holdings B.V., and renamed the company Takeda Cambridge Limited.

3. Management Policy

(1) Basic Management Policy

Focusing on "Takeda-ism" (integrity, which refers to fairness, honesty and perseverance) as the basis for all its business activities, Takeda is aiming at realizing its management mission of "striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products."

Establishing its 2006-2010 Medium-term Management Plan, Takeda embarked on a new challenge in 2006 to become "a world-class pharmaceutical company with Japanese origin" that is capable of developing medium- to long-term perspectives. Throughout the period of this plan, Takeda will dedicate its collective efforts to thoroughly enhance its strengths, such as its "capability to establish and implement in-depth strategies from a long-term perspective" and its "high productivity and efficiency." At the same time, all energies of the Group will be concentrated on the following tasks, with a view to maximizing the company's corporate value.

1) Enhancement of R&D pipeline, centered on creating new drugs from in-house R&D activities

As an "R&D-oriented global company," Takeda will make strategic and selective investments in R&D activities, so as to establish an organization that is able to constantly create new drugs from in-house research. Thorough review of the R&D processes and concentration of resources on selected strategic projects will be conducted in order to increase the speed and efficiency of R&D. By this means, steady growth will be achieved over the medium- to long-term, mainly driven by our in-house products. Top-priority tasks in fiscal 2007 are to file applications for the marketing of new products that are in the latter stage of clinical development and implement measures to maximize its added value.

2) Formulation of a tri-polar marketing function for conducting self-sustaining operations in Japan, the U.S. and Europe

Takeda will build up a unique and efficient sales and marketing scheme for its global operations by sharing the best practices of marketing activities and functions in Japan, the U.S. and Europe, taking into account the different regulations and business practices in respective regions. Especially in Europe, Takeda will strive to enhance its presence with the supervision by the regional sales and marketing company, which was established last year, upon the start of its operation in a full-fledged manner. In the U.S., in order to deal with the increasing number of items in line with the launch of new products in the future, Takeda aims to establish a strong and highly efficient marketing system.

3) Promotion of an efficient global management system

Takeda intends to build up a unique and efficient global management system. To this end, function-based management of subsidiaries and affiliates in Japan and overseas will be promoted with regard not only to corporate functions, such as human resources, finance and accounting and legal affairs, but also research, development, manufacturing, marketing, alliance and intellectual property-related functions. At the same time, efforts will be made to ensure consistency in operations of the Group as a whole.

Takeda has set the following management indicators: Earnings per share (EPS) -- annual growth of 7% on average (excluding extraordinary profit/loss); and return on equity (ROE) -- to maintain fiscal 2005 level. Aiming to attain these targets, Takada will actively challenge the above-mentioned tasks and various other management issues.

(2) Litigation etc.

1) Litigation

In the U.S., many civil lawsuits have been filed by such complainants as patients, insurance companies and state governments against numerous pharmaceutical companies, including major enterprises, over the sale of some pharmaceuticals. The complaints seek among others for damages resulting from price discrepancies between the average wholesale price (AWP) as published by independent industry compendia and the actual selling prices. Thus, these types of lawsuits are sometimes called "AWP litigation." Actions have been brought against TAP in several federal and state courts over *Lansoprazole* (marketed under the brand name *Prevacid* in the U.S.), and Takeda has also faced a case of such litigation. Similarly, AWP suits have been brought against TPNA over *Actos* in several state courts.

In late June 2005, Abbott Laboratories filed a lawsuit for damages and other remedies against Takeda in the U.S. District Court located in Chicago, alleging that Takeda is receiving excessive profit by forcing the continuance of supply transactions of *Lansoprazole* to TAP. In February 2006, the court dismissed the claim by Abbott, ruling that the claim should be filed exclusively with a Japanese court, in accordance with the forum selection clause stipulated in the shareholders' agreement between Takeda and Abbott. In March 2006, Abbott filed an appeal challenging this judgment. In February 2007, the 7th Federal Circuit Court of Appeals dismissed the appeal, affirming the original decision.

In Japan, in October 2004, a lawsuit claiming remuneration for employee invention, resulting in certain patent covering the formulation of Leuprorelin acetate sustained-release drug (marketed under the brand name *Leuplin* in Japan), was brought against Takeda in the Tokyo District Court by complainants who claim that they inherited from a deceased ex-employee the right to claim consideration of employee invention in the amount of ¥37.2 billion. The complainants claimed ¥100 million as an initial part of the amount that Takeda allegedly owes. In December 2005, the claimed amount was raised to ¥500 million and, in addition, another claimant filed a lawsuit against Takeda in the Tokyo District Court, claiming payment of ¥1 billion as an initial portion of the remuneration for employee invention, asserting that she had inherited from another deceased ex-employee the right to remuneration, for employee invention of the same drug, totaling ¥74.5 billion. These two lawsuits have been consolidated by the court.

Meanwhile, Takeda and TPNA filed a patent infringement action before the U.S. District Court for the Southern District of New York against Mylan Laboratories, Inc. and Alphapharm Pty, Ltd., which had filed applications for generic version of Actos. A federal judge of the court ruled on March 21, 2007 that Mylan should reimburse (pay) Takeda and TPNA $11.4 million for their attorney's fees and Alphapharm should pay $5.4 million ($16.8 million in total). The federal judge agreed with Takeda's allegation of exceptional misconduct and bad faith on the part of Mylan and Alphapharm in their legal procedures. Mylan and Alphapharm have filed an appeal against the court decision, while depositing the reimbursement amounts including the relevant interests to be incurred.

2) Correction for transfer pricing taxation

On June 28, 2006, Takeda received a notice of correction for transfer pricing taxation from the Osaka Regional Taxation Bureau (ORTB). ORTB concluded that profits earned in the U.S. market in relation to product supply and license transactions between Takeda and TAP were under-allocated to Takeda over the six fiscal years from the year ended March 31, 2000 through the year ended March 31, 2005. Total taxable income assessed was ¥122.3 billion and additional tax due, including local and other taxes, was approximately ¥57.1 billion. Takeda paid these additional taxes in July 2006. However, in protest against this corrective action, Takeda filed a request for reinvestigation with ORTB on August 25, 2006.

Takeda is diligently taking all necessary and proper measures to cope with the aforementioned lawsuits and incident.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

ASSETS (Millions of yen)

	As of March 31, 2007		As of March 31, 2006		Increase (decrease)
Current assets	2,357,713	76.7%	2,371,970	78.0%	(14,257)
Cash and deposits	385,439		450,709		(65,270)
Notes and accounts receivable	261,975		236,680		25,295
Marketable securities	1,414,497		1,405,811		8,686
Inventories	105,307		98,258		7,049
Deferred tax assets	139,223		135,019		4,204
Other current assets	51,807		45,802		6,005
Allowance for doubtful receivables	(535)		(309)		(226)
Fixed assets	714,788	23.3	670,324	22.0	44,464
Tangible fixed assets:	238,446	7.8	215,670	7.1	22,776
Buildings and structures	107,855		100,502		7,353
Machinery, equipment and carriers	53,313		42,594		10,719
Tools and fixtures	10,020		7,461		2,559
Land	62,271		44,853		17,418
Construction in progress	4,987		20,260		(15,273)
Intangible fixed assets:	10,788	0.3	5,330	0.2	5,458
Consolidation goodwill	—		1,568		(1,568)
Goodwill	4,656		—		4,656
Other intangible fixed assets	6,132		3,762		2,370
Investments and other assets:	465,554	15.2	449,325	14.7	16,229
Investment securities	394,645		387,964		6,681
Long-term loans	245		187		58
Prepaid pension costs	23,750		18,886		4,864
Real estates for lease	22,401		23,354		(953)
Deferred tax assets	18,582		12,609		5,973
Other	6,072		6,516		(444)
Allowance for doubtful receivables	(142)		(191)		49
Total assets	3,072,501	100.0	3,042,294	100.0	30,207

Liabilities and Net Assets (Minority Interests and Shareholders' Equity) (Millions of yen)

	As of March 31, 2007		As of March 31, 2006		Increase (decrease)
Total liabilities	611,385	19.9%	646,671	21.2%	(35,286)
Current liabilities:	442,407	14.4	488,227	16.0	(45,820)
Notes and accounts payable	77,438		78,195		(757)
Short-term loans	4,961		5,446		(485)
Income taxes payable	100,734		151,947		(51,213)
Accrued expenses	111,260		125,114		(13,854)
Reserve for bonuses	35,753		34,782		971
Other reserves	8,228		7,299		929
Other current liabilities	104,032		85,445		18,587
Long-term liabilities:	168,978	5.5	158,444	5.2	10,534
Deferred tax liabilities	124,689		106,223		18,466
Reserve for retirement benefits	26,642		35,119		(8,477)
Reserve for directors' retirement bonuses	1,941		1,829		112
Reserve for SMON compensation	4,315		4,486		(171)
Other long-term liabilities	11,392		10,786		606
Minority interests			47,193	1.6	
Shareholders' equity			2,348,429	77.2	
Common stock			63,541		
Capital surplus			49,641		
Retained earnings			2,062,226		
Unrealized gain on securities			171,844		
Foreign currency translation adjustment			4,224		
Treasury stock			(3,046)		
Total liabilities, minority interests and shareholders' equity			3,042,294	100.0	
Net assets	2,461,116	80.1%			
Shareholders' equity	2,216,686	72.2			
Common stock	63,541				
Capital surplus	49,638				
Retained earnings	2,297,438				
Treasury stock	(193,932)				
Valuation and translation adjustments	203,559	6.6			
Unrealized gain on securities	186,045				
Deferred hedge profit/loss	(398)				
Foreign currency translation adjustment	17,912				
Minority interests	40,871	1.3			
Total liabilities and net assets	3,072,501	100.0			

(2) Consolidated Statements of Income

(Millions of yen)

	Year ended March 31, 2007		Year ended March 31, 2006		Increase (decrease)
Net sales	1,305,167	100.0%	1,212,207	100.0%	92,960
Cost of sales	279,662	21.4	282,102	23.3	(2,440)
Gross profit	1,025,505	78.6	930,105	76.7	95,400
Selling, general and administrative expenses	567,005	43.5	527,296	43.5	39,709
Operating income	458,500	35.1	402,809	33.2	55,691
Non-operating income:	140,161	10.7	103,867	8.6	36,294
Interest income	51,658		30,710		20,948
Dividend income	4,586		3,501		1,085
Equity in earnings of affiliates	66,201		54,184		12,017
Other non-operating income	17,715		15,472		2,243
Non-operating expenses:	13,642	1.0	21,322	1.8	(7,680)
Interest expense	247		365		(118)
Other non-operating expenses	13,395		20,957		(7,562)
Ordinary income	585,019	44.8	485,354	40.0	99,665
Extraordinary gain	40,360	3.1	32,604	2.7	7,756
Gains on sale of fixed assets	*4,321		*145		4,176
Gains on sale of shares of affiliates	**17,058		****12,048		5,010
Gains from transfer of business	***18,981		—		18,981
Gains from discontinuance of handling employee pension fund on behalf of government	—		20,411		(20,411)
Income before income taxes and minority interests	625,379	47.9	517,957	42.7	107,422
Income taxes:	285,844	21.9	201,361	16.6	84,483
Current	243,842		240,449		3,393
Prior year	*****57,080		—		57,080
Deferred	(15,078)		(39,088)		24,010
Minority interests	3,730	0.3	3,348	0.3	382
Net income	335,805	25.7	313,249	25.8	22,556

Notes:

* States the gain on the sale of idle real estate, consisting mainly of land.
** States gains on transfer of shares in Wyeth K.K. and Mitsui Takeda Chemicals, Inc.
*** States gains from transfer of the beverage and food business of Takeda Foods Products, Ltd.
**** States gains on transfer of shares in subsidiaries and affiliates engaged in life-environment business, Wyeth K.K. and Takeda-Kirin Foods Corporation.
***** Additional taxes of ¥57.1 billion paid due to correction for transfer pricing taxation in relation to product supply and license transactions between Takeda and TAP Pharmaceutical Products Inc. There is no additional income tax accrued for the fiscal years that have not been subject to tax audit.

(3) Consolidated Statements of Changes in Net Assets and of Retained Earnings

(Consolidated Statements of Changes in Net Assets)

Fiscal 2006 (April 1, 2006 - March 31, 2007)

(Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	63,541	49,641	2,062,226	(3,046)	2,172,362
Change during fiscal 2006					
Dividends from surplus			(98,778)		(98,778)
Bonuses to directors and corporate auditors			(320)		(320)
Net income			335,805		335,805
Treasury stock buyback				(235,834)	(235,834)
Treasury stock disposition		(3)	(1,495)	44,948	43,451
Net change in items other than shareholders' equity during fiscal 2006					—
Total change during fiscal 2006	—	(3)	235,212	(190,886)	44,323
Balance as of March 31, 2007	63,541	49,638	2,297,438	(193,932)	2,216,686

	Valuation and translation adjustments					
	Unrealized gain on securities	Deferred hedge profit/loss	Foreign currency translation adjustment	Total valuation and translation adjustments	Minority interests	Total net assets
Balance as of March 31, 2006	171,844	—	4,224	176,068	47,193	2,395,623
Change during fiscal 2006						
Dividends from surplus						(98,778)
Bonuses to directors and corporate auditors						(320)
Net income						335,805
Treasury stock buyback						(235,834)
Treasury stock disposition						43,451
Net change in items other than shareholders' equity during fiscal 2006	14,202	(398)	13,688	27,492	(6,322)	21,169
Total change during fiscal 2006	14,202	(398)	13,688	27,492	(6,322)	65,493
Balance as of March 31, 2007	186,045	(398)	17,912	203,559	40,871	2,461,116

(Consolidated Statements of Retained Earnings)

(Millions of yen)

	Year ended March 31, 2006
Capital surplus	
Balance at the beginning of the year	49,638
Increase in additional paid-in capital	3
Gain on disposal of treasury stock	3
Balance at the end of the year	49,641
Retained earnings	
Balance at the beginning of the year	1,834,931
Additions	313,249
Net income	313,249
Deductions	85,954
Cash dividends paid	85,561
Bonuses to directors and corporate auditors	393
Balance at the end of the year	2,062,226

(4) Consolidated Statements of Cash Flows

(Millions of yen)

	Year ended March 31, 2007	Year ended March 31, 2006	Increase (decrease)
Net income before income taxes and minority interests	625,379	517,957	107,422
Depreciation and amortization	28,820	28,728	92
Net interest and dividend income	(55,997)	(33,846)	(22,152)
Equity in earnings of affiliates	(8,145)	(11,541)	3,396
Loss (gain) on sales and disposals of property, plant and equipment	(3,413)	2,005	(5,418)
Loss (gain) on sales of marketable securities	(633)	306	(939)
Gains on sale of shares of affiliates	(17,058)	(12,048)	(5,010)
Gains on transfer of business	(18,981)	—	(18,981)
Gains from discontinuance of handling employee pension fund on behalf of government	—	(20,411)	20,411
Decrease (increase) in notes and accounts receivable	(30,020)	(13,156)	(16,864)
Decrease (increase) in inventories	(7,052)	(5,647)	(1,406)
Increase (decrease) in notes and accounts payable	1,213	8,789	(7,575)
Other	(1,358)	40,092	(41,450)
Subtotal	512,754	501,230	11,525
Interest received and paid and dividends received	54,996	34,196	20,801
Income taxes paid	(356,979)	(161,843)	(195,136)
Settlement paid related to bulk vitamin and other cartel cases	(1,492)	(7)	(1,484)
Net cash provided by operating activities	209,280	373,575	(164,295)
Payment for purchases of marketable securities	(325,813)	(468,274)	142,461
Proceeds from sales and redemption of marketable securities	477,009	484,011	(7,001)
Payment for deposit of funds into time deposits	(59,900)	(29,900)	(30,000)
Proceeds from redemption of time deposits	—	29,900	(29,900)
Payment for purchases of property, plant and equipment	(29,151)	(32,093)	2,942
Proceeds from sales of property, plant and equipment	6,211	899	5,312
Payment for purchases of investment securities	(5,210)	(1,588)	(3,622)
Proceeds from sales of investment securities	39,968	13,245	26,722
Payment for purchases of stock of subsidiaries in connection with change in scope of consolidation	(4,724)	—	(4,724)
Proceeds from sales of subsidiaries' shares, resulting in change of consolidation scope	—	10,772	(10,772)
Proceeds from transfer of business	19,800	—	19,800
Other	(1,798)	(406)	(1,393)
Net cash provided by (used in) investing activities	116,392	6,566	109,826
Net increase (decrease) in short-term bank loans	188	(884)	1,073
Proceeds from issuance of long-term debt	—	1,850	(1,850)
Repayment of long-term debt	(2,076)	(3,218)	1,142
Payment for treasury stock buyback	(213,734)	—	(213,734)
Dividends paid	(98,757)	(85,529)	(13,228)
Other	(1,564)	(1,509)	(55)
Net cash used in financing activities	(315,942)	(89,290)	(226,651)
Effect of exchange rate changes on cash and cash equivalents	11,729	71,060	(59,332)
Net increase in cash and cash equivalents	21,460	361,911	(340,451)

Cash and cash equivalents, beginning of period	1,626,235	1,264,324	361,911
Cash and cash equivalents, end of period	1,647,694	1,626,235	21,460

(5) Preparation of Consolidated Financial Statements

1) Scope of Consolidation

Number of consolidated subsidiaries: 46 companies

Names of principal companies and changes in scope of consolidated subsidiaries:
Refer to "Consolidated Subsidiaries and Affiliates" in "The Takeda Group".

2) Application of the Equity Method

Number of affiliated companies accounted for by the equity method: 21 companies

Names of principal companies and changes in scope of affiliated companies accounted for by the equity method:
Refer to "Consolidated Subsidiaries and Affiliates" in "The Takeda Group".

3) Items Related to Account Settlement Date of Consolidated Subsidiaries

The annual account closing day is December 31 of each year at Tianjin Takeda Pharmaceuticals Co., Ltd (a consolidated subsidiary) and TAP Pharmaceutical Products Inc. (accounted for by equity method. Financial results of these two companies included in the consolidated financial statements of the Company are based on the temporary closing of their accounts on March 31, 2007.

4) Accounting Standards

A) Valuation of Major Assets

- Securities

Trading securities:	Fair value (Cost of securities sold is primarily calculated using the moving average method.)
Held-to-maturity securities:	Valued at amortized cost (straight-line method)
Other securities	
With market value:	Valued at market value based on market prices at the balance sheet date (Valuation gains and losses are fully capitalized, and selling prices are primarily calculated using the moving-average method.)
Without market value:	Valued primarily at cost using the moving-average method

- Derivatives: Fair value

- Inventories

Merchandise and finished products:	Valued at lower of cost or market using the weighted average cost method
Semi-finished products and work-in-progress:	Valued at lower of cost or market using the weighted average cost method
Raw materials and supplies:	Valued at lower of cost or market using the moving-average method

B) Depreciation of Fixed Assets and Real estates for lease

The Company and its domestic consolidated subsidiaries primarily use the declining-balance method. However, for buildings (excluding attached facilities) acquired on or after April 1, 1998, the straight-line method is employed. Consolidated subsidiaries outside Japan primarily use the straight-line method. Estimated useful lives are mainly as follows.

Buildings and structures:	15-50 years
Machinery, equipment and carriers:	4-15 years

C) Accounting Standards for Major Reserves

- Allowance for doubtful receivable:

To protect against potential losses from uncollectible notes and accounts receivable, the Company and its domestic consolidated subsidiaries provide for uncollectible receivables based on historical loss ratios. Specific claims are evaluated for the likelihood of recovery and provision is made to the allowance for doubtful receivables in the amount deemed uncollectible.

Foreign consolidated subsidiaries primarily provide for estimated unrecoverable losses on specific claims.

- Reserve for bonuses:

To appropriate funds for the payment of bonuses to employees, the reserve for bonuses is provided based on the applicable period according to the expected amount of the payment for employees enrolled at the end of the fiscal year.

- Reserve for retirement benefits:

To cover payment of retirement benefits to employees, reserves are provided as follows:

- The Company provides for retirement benefits based on the estimated value of the retirement benefit obligation as of the end of the fiscal year projected at the beginning of the fiscal year, less estimated fair amounts of plan assets funded under corporate pension plans and non-contributory pension plans.
- Four consolidated companies provide for retirement benefits based on the estimated value of the retirement benefit obligation as of the end of the fiscal year projected at the beginning of the fiscal year, less estimated fair amounts of plan assets funded under non-contributory pension plans.
- Other consolidated subsidiaries provide a reserve for retirement benefits equivalent to the amount that would be required to be paid if all eligible employees voluntarily terminated their employment at the balance sheet date.

Prior service cost is amortized using the straight-line method over a fixed number of years (generally five years) within the average remaining years of service when obligations arise.

Actuarial gains and losses are expensed mainly on a straight-line basis over the certain years (generally five years) within the average remaining years of service of employees, allocated proportionately starting from the year each respective gain or loss occurred.

(Additional information)
As a result of review of the existing retirement benefit program, Takeda determined a partial shift of the program to a defined contribution pension plan from April 2007. This change is expected to bring about some ¥1 billion in extraordinary gain.

- Reserve for directors' retirement bonuses

To cover payment of retirement bonuses to directors, the reserve for directors' retirement bonuses is stated as the amount to be paid in accordance with internal regulations.

- Reserve for SMON compensation

The reserve for SMON compensation is stated at an amount calculated in accordance with the Memorandum Regarding the Settlements and the settlements entered into with the Nationwide Liaison Council of SMON Patients' Associations, etc. in September 1979, in order to prepare for the future costs of health care and nursing with regard to the subjects of the settlements applicable to the Company as of the end of the period.

D) Accounting for Lease Transactions

Finance lease transactions other than those for which ownership is deemed to be transferred to the lessee are accounted for as ordinary lease transactions.

E) Principal Methods of Hedge Accounting

- Methods of hedge accounting

The Takeda Group uses mainly deferred hedging. However, under certain conditions, forward exchange contracts and interest rate swaps are accounted for as if each hedging instrument and hedged item were one combined financial instrument.

- Hedging instruments, hedging targets and hedging policies

The Takeda Group uses interest swaps and option transactions to hedge the portion of cash flow related to future asset management income, which is linked to short-term variable interest rates. In addition, the Takeda Group uses forward foreign exchange contracts and currency options to hedge those foreign currency-denominated transactions that can be individually recognized and are financially material. These hedge transactions are conducted in accordance with established regulations regarding scope of usage and standards for selection of counterparty financial institutions.

- Method of assessing effectiveness of hedges

Preliminary testing is conducted using comparative analysis or statistical methods such as regression analysis, and post-testing is conducted using comparative analysis.

F) Other

Consumption taxes are excluded from revenues and expenses.

5) Valuation of Assets and Liabilities of Consolidated Subsidiaries

Assets and liabilities of consolidated subsidiaries are valued using the partial market value method.

6) Amortization of goodwill and negative goodwill

Goodwill is amortized on a straight-line basis over the period determined depending on the circumstances at the subsidiary concerned (generally 5 years).

7) Scope of Funds in the Consolidated Statements of Cash Flows

Cash and cash equivalents in the consolidated statements of cash flows comprise cash on hand, demand deposits, and short-term investments that are readily convertible into cash, are exposed to insignificant risk of changes in value and are redeemable in three months or less.

(6) Changes in Basic Important Matters for Preparation of Consolidated Financial Statements

(Accounting Standards concerning Presentation of Net Assets on Balance Sheet)

From fiscal 2006, Takeda has adopted the "Accounting Standards concerning Presentation of Net Assets on Balance Sheet" (Corporate Accounting Standards No. 5, issued by the Corporate Accounting Standards Committee on December 9, 2005) and the "Guides for Adopting the Accounting Standards concerning Presentation of Net Assets on Balance Sheet" (Corporate Accounting Standards Adoption Guide No. 8, issued by the Corporate Accounting Standards Committee on December 9, 2005).

This adoption will have no effect on the operating results of the Group. If the former classification of Shareholders' Equity had been used, the total shareholders' equity would have totaled ¥2,420,643 million. Following the revision of the Rules for Consolidated Financial Statements, the consolidated financial statements of the Takeda for fiscal 2006 are prepared in accordance with those revised rules.

(Accounting Standards concerning Business Combination)

From fiscal 2006, Takeda has adopted the "Accounting Standards concerning Business Combination" (issued by the Corporate Accounting Standards Council on October 31, 2003), the "Accounting Standards concerning Business Division" (Corporate Accounting Standards No. 7, issued by the Corporate Accounting Standards Committee on December 27, 2005), and the "Guides for Adopting the Accounting Standards concerning Business Combination and Business Division" (Corporate Accounting Standards Adoption Guide No. 10, issued by the Corporate Accounting Standards Committee on December 27, 2005).

(Evaluation of Assets and Liabilities of Consolidated Subsidiaries)

In and before the previous fiscal year, assets and liabilities of consolidated subsidiaries were evaluated by the full market value method. From fiscal 2006, they are to be evaluated by the partial market value method. During fiscal 2006, Takeda acquired additional shares of subsidiaries engaged in the real estates business. If the full market value method had been used for this case, the difference between the investment made by Takeda for the acquisition of these additional shares and the book value of the corresponding net assets of the subsidiary would have been recorded as "goodwill" on the consolidated balance sheet. However, this difference resulted mainly from the increase in the market value of land and other assets held by the subsidiary. Accordingly, the Company judged that it was appropriate to allocate this difference to land and other assets resulting in such difference by using the partial market value method in order to fairly present the economic status of the transaction to acquire additional shares on the financial statements. In accordance with the revised evaluation method, the operating income, ordinary income and net income increased by ¥4,924 million in the consolidated statements of income, compared with the conventional evaluation method.

(7) Changes in presentation

(Consolidated balance sheets)

From fiscal 2006, the item previously presented as "Consolidation goodwill" is presented as "Goodwill."

(Consolidated statements of cash flows)

"Payment for treasury stock buyback," which until the previous year had been included in "Other" under "Net cash used in financing activities," is presented separately from from fiscal 2006, because its importance has increased. "Payment for treasury stock buyback" in fiscal 2005 was ¥156 million.

(8) Notes to Consolidated Financial Statements

(Notes to Consolidated Balance Sheets)

(Millions of yen)

	As of March 31, 2007	As of March 31, 2006	Increase (decrease)
1. Accumulated depreciation			
Tangible fixed assets	382,242	376,598	5,644
Real estates for lease	5,699	4,735	964
2. Pledged assets			
Assets pledged as collateral	5,607	5,694	(87)
Debt corresponding to pledged assets	1,864	1,772	92
3. Loans guaranteed			
Guarantees	2,926	3,791	(865)
4. Notes receivable endorsed	15	13	2

(Notes to Consolidated Statements of Income)

(Millions of yen)

	Year ended March 31, 2007	Year ended March 31, 2006	Increase (decrease)
1. Selling, general and administrative expenses			
(1) Selling expenses			
Advertising expense	36,467	23,919	12,548
Sales promotion expense	43,884	39,365	4,519
Freight and storage expense	6,720	7,864	(1,144)
(2) General and administrative expenses			
Salaries	67,168	62,268	4,900
Bonuses and provision for bonuses	33,258	35,309	(2,051)
Retirement benefit expenses	2,113	4,952	(2,839)
R&D expenses	193,301	169,645	23,656
2. R&D expenses	193,301	169,645	23,656
Manufacturing cost	—	—	—
General and administrative expenses	193,301	169,645	23,656

(Notes to Consolidated Statements of Changes in Net Assets)

Fiscal 2006 (April 1, 2006 - March 31, 2007)

1. Outstanding shares

Type of stock	As of March 31, 2006	Increase	Decrease	As of March 31, 2007
Common stock (thousand shares)	889,272	—	—	889,272

2. Treasury stock

Type of stock	As of March 31, 2006	Increase	Decrease	As of March 31, 2007
Common stock (thousand shares)	4,073	*32,165	**6,343	29,895

* 32,165 thousand additional shares of treasury stock comprise 28,907 thousand shares acquired in accordance with the rule stipulated in the Articles of Incorporation of Takeda under Article 165.2 of the Corporate Law, 3,225 thousand shares acquired by the share exchange (increase in Takeda's portion of treasury stocks held by subsidiaries), and 33 thousand shares acquired in the buyback of fractional shares less than the trading unit.

** Decrease in treasury stock by 6,343 thousand shares comprises 6,340 thousand shares decreased by the share exchange, and 3 thousand shares sold to shareholders in response to their demand to sell additional shares up to the trading unit.

3. Dividends

(1) Dividends paid

Resolution	Type of stock	Total dividends (¥ million)	Dividend per share (¥)	Record date	Effective date
General meeting of shareholders on June 29, 2006	Common stock	46,749	53.00	March 31, 2006	June 29, 2006
Meeting of board of directors on November 6, 2006	Common stock	52,029	60.00	September 30, 2006	December 8, 2006

(2) Of dividends for which record date was included in year under review, those for which effective date comes after closing of year under review

Resolution	Type of stock	Dividend source	Total dividends (¥ million)	Dividend per share (¥)	Record date	Effective date
General meeting of shareholders on June 28, 2007	Common stock	Retained earnings	58,443	68.00	March 31, 2007	June 29, 2007

(Notes to Consolidated Statements of Cash Flows)

Relationship between the ending balance of cash and cash equivalents and the category names used in the consolidated balance sheets

(Millions of yen)

	Year ended March 31, 2007	Year ended March 31, 2006	Increase (decrease)
Cash and deposits	385,439	450,709	(65,270)
Time deposits with maturities exceeding three months	(59,900)	—	(59,900)
Securities redeemable within three months	1,322,155	1,175,526	146,629
Cash and cash equivalents	1,647,694	1,626,235	21,460

(Segment Information)

1. Business Segment Information

Fiscal 2006 (April 1, 2006-March 31, 2007) (Millions of yen)

	Pharmaceuticals	Other	Total	Eliminations/ Corporate	Consolidated
1. Net sales & operating income:					
Net sales:					
(1) Sales to outside customers	1,202,788	102,379	1,305,167	—	1,305,167
(2) Intersegment sales and transfers	425	6,157	6,581	(6,581)	—
Total	1,203,213	108,535	1,311,748	(6,581)	1,305,167
Operating expenses	755,007	98,288	853,294	(6,628)	846,666
Operating income	448,206	10,247	458,454	47	458,500
2. Identifiable assets, depreciation & amortization, and capital investments:					
Identifiable assets	850,383	241,153	1,091,536	1,980,965	3,072,501
Depreciation & amortization	21,452	6,403	27,855	964	28,820
Capital investments	32,739	5,771	38,510	—	38,510

Fiscal 2005 (April 1, 2005-March 31, 2006) (Millions of yen)

	Pharmaceuticals	Other	Total	Eliminations/ Corporate	Consolidated
1. Net sales & operating income:					
Net sales:					
(1) Sales to outside customers	1,074,519	137,688	1,212,207	—	1,212,207
(2) Intersegment sales and transfers	5,539	5,674	11,213	(11,213)	—
Total	1,080,058	143,363	1,223,421	(11,213)	1,212,207
Operating expenses	691,990	128,643	820,633	(11,235)	809,398
Operating income	388,068	14,720	402,788	21	402,809
2. Identifiable assets, depreciation & amortization, and capital investments:					
Identifiable assets	776,826	231,906	1,008,731	2,033,563	3,042,294
Depreciation & amortization	20,790	6,831	27,621	1,107	28,728
Capital investments	29,199	3,416	32,616	—	32,616

Note 1: Based on the actual status of business management, businesses are classified into two segments: "Pharmaceuticals" and "Other Businesses."

Note 2: Principal Products of Each Business Segment

Business Segment	Business Division	Principal Products
Pharmaceuticals	Ethical Drugs	Ethical pharmaceuticals
	Consumer Healthcare	Over-the-counter pharmaceuticals and quasidrugs
Other	Vitamin*	Bulk vitamins
	Others	Reagents, clinical diagnostics, photographic film chemicals, health foods**, beverages**, and inorganic industrial chemicals

* In January 2006, all of Takeda's shares in BASF Takeda Vitamin, K.K. engaged in the vitamin business, were transferred to BASF Japan, Ltd.

** In April 2006, the beverage and food business of Takeda Food Products, Ltd. was transferred to House Wellness Foods Corporation, Ltd., a joint venture between Takeda and House Foods Corp.

Note 3: Corporate assets included in "Eliminations/Corporate" consisted principally of surplus operating capital (cash and marketable securities) and long-term investments (investment securities) of the parent company and a holding company in the United States and others.

Fiscal 2006: ¥1,982,815 million
Fiscal 2005: ¥2,036,347 million

2. Geographical Segment Information

Fiscal 2006 (April 1, 2006 - March 31, 2007) (Millions of yen)

	Japan	North America	Europe	Asia	Total	Eliminations / Corporate	Consolidated
1. Net sales & operating income:							
Net sales:							
(1) Sales to outside customers	854,619	307,801	132,478	10,269	1,305,167	—	1,305,167
(2) Intersegment sales and transfers	106,393	2,121	9,949	178	118,640	(118,640)	—
Total	961,011	309,922	142,427	10,446	1,423,807	(118,640)	1,305,167
Operating expenses	430,600	220,569	109,720	8,446	769,335	77,332	846,666
Operating income	530,411	89,353	32,707	2,000	654,472	(195,972)	458,500
2. Identifiable assets	804,591	205,164	141,712	15,347	1,166,813	1,905,688	3,072,501

Fiscal 2005 (April 1, 2005 - March 31, 2006) (Millions of yen)

	Japan	North America	Europe	Asia	Total	Eliminations / Corporate	Consolidated
1. Net sales & operating income:							
Net sales:							
(1) Sales to outside customers	872,990	214,203	116,669	8,345	1,212,207	—	1,212,207
(2) Intersegment sales and transfers	90,393	2,050	7,341	204	99,988	(99,988)	—
Total	963,383	216,253	124,010	8,549	1,312,195	(99,988)	1,212,207
Operating expenses	446,084	183,664	99,420	6,927	736,095	73,304	809,398
Operating income	517,299	32,589	24,591	1,622	576,100	(173,291)	402,809
2. Identifiable assets	761,523	154,694	122,642	13,256	1,052,114	1,990,180	3,042,294

Note 1: Regional segments are based on geographic proximity.

Main countries and regions included in each segment:
North America : United States
Europe : Germany, France, Italy, United Kingdom, Ireland and others
Asia : Taiwan, Indonesia, China and others

Note 2: R&D expenses are excluded from the operating expenses of each region, and are included in "Eliminations/Corporate."
The following unallocable operating expenses (R&D expenses) are included in "Eliminations/Corporate":

Fiscal 2006 ¥193,301 million
Fiscal 2005 ¥169,645 million

Note 3: Main assets included in the corporate assets under the category of "Eliminations/Corporate" are: surplus operating funds (cash, deposits and marketable securities) and long-term investments (investment securities) of Takeda Pharmaceutical Company and a holding company in the United States and others, and assets related to R&D activities of the Takeda Group.

Fiscal 2006 ¥2,055,908 million
Fiscal 2005 ¥2,090,558 million

Note 4: In the geographical segment information, net sales in the Japan segment are the total of domestic sales and exports by the Company and its consolidated subsidiaries in Japan, net sales in the North America segment are the total of sales by consolidated subsidiaries in the North America region, net sales in the Europe segment are the total of sales by consolidated subsidiaries in the Europe region, and net sales in the Asia segment are the total of sales by consolidated subsidiaries in the Asia region.

3. Overseas Sales

Fiscal 2006 (April 1, 2006-March 31, 2007) (Millions of yen)

Category	North America	Europe	Others	Total
1. Overseas sales	426,561	191,963	24,979	643,503
2. Total consolidated net sales				1,305,167
3. Overseas sales/Total consolidated net sales (%)	32.7	14.7	1.9	49.3

Fiscal 2005 (April 1, 2005-March 31, 2006) (Millions of yen)

Category	North America	Europe	Others	Total
1. Overseas sales	335,922	180,223	20,980	537,124
2. Total consolidated net sales				1,212,207
3. Overseas sales/Total consolidated net sales (%)	27.7	14.9	1.7	44.3

Note 1: Country and regional segments are based on geographic proximity.

Note 2: Main countries and regions included in each segment:
(1) North America: United States, Canada
(2) Europe: United Kingdom, Germany, Italy, France, Spain and others
(3) Others: South America, Asia, Africa, Oceania

Note 3: Overseas sales represents the total of export sales of the Company and its domestic consolidated subsidiaries, and sales of its consolidated subsidiaries outside Japan. Intercompany sales are eliminated.

(Income Taxes)

1. Breakdown of major factors giving rise to deferred tax assets and liabilities (Millions of yen)

	As of March 31, 2007	As of March 31, 2006	Increase (decrease)
(Deferred tax assets)			
Deferred tax assets (current)			
Bonuses	10,324	11,021	(697)
Research & development expenses	44,576	30,185	14,391
Enterprise taxes	10,024	12,918	(2,894)
Intercompany profits	12,835	10,603	2,232
Others	63,451	62,854	597
Deferred tax assets (current) - total	141,210	127,582	13,628
Deferred tax assets (fixed)			
Retirement benefits	9,697	12,989	(3,292)
Others	57,195	51,727	5,468
Deferred tax assets (fixed) - subtotal	66,892	64,716	2,176
Valuation allowance	(3,443)	(3,270)	(173)
Deferred tax assets (fixed) - total	63,449	61,445	2,004
Total deferred tax assets	204,659	189,027	15,632
(Deferred tax liabilities)			
Deferred tax liabilities (current)			
Unrealized gain on securities	(3)	(10)	7
Others	(1,984)	(729)	(1,255)
Deferred tax liabilities (current) - total	(1,987)	(739)	(1,248)
Deferred tax liabilities (fixed)			
Unrealized gain on securities	(120,558)	(113,911)	(6,647)
Undistributed earnings of foreign subsidiaries and affiliates	(26,999)	(19,860)	(7,139)
Reserve for reduction of fixed assets	(13,352)	(11,893)	(1,459)
Others	(8,647)	(9,396)	749
Deferred tax liabilities (fixed) – total	(169,555)	(155,060)	(14,495)
Total deferred tax liabilities	(171,542)	(155,799)	(15,743)
Net deferred tax assets	33,117	33,228	(111)

2. The effective income tax rates of the companies differed from the statutory tax rate for the following reasons: (%)

	Year ended March 31, 2007	Year ended March 31, 2006	Increase (decrease)
Statutory tax rate	40.9	40.9	—
(Adjustment)			
Expenses not deductible for tax purposes	0.5	0.6	(0.1)
Equity in earnings of affiliates	(3.3)	(3.3)	(0.0)
Non-taxable dividend income	(0.1)	(0.1)	(0.0)
Tax credit for research expenses, etc.	(1.2)	(1.6)	0.4
Influence of correction for transfer pricing taxation	9.1	—	9.1
Other - net	(0.2)	2.4	(2.6)
Effective tax rate	45.7	38.9	6.8

(Retirement Benefits)

1. Description of retirement benefit system used

The Company has a defined benefit system comprising a corporate pension plan, a qualified pension plan, and a lump-sum retirement payment.

2. Retirement benefit obligation

(Millions of yen)

	As of March 31, 2007	As of March 31, 2006	Increase (decrease)
(1) Projected benefit obligation	(257,554)	(275,585)	18,031
(2) Plan assets at fair value	293,967	292,242	1,725
(3) Funded status ((1) + (2))	36,413	16,657	19,756
(4) Unrecognized net actuarial gain and losses	(25,681)	(31,671)	5,990
(5) Unrecognized prior service cost (reduction of debt)	(13,623)	(1,220)	(12,403)
(6) Net amount reported on the consolidated balance sheet ((3) + (4) +(5))	(2,892)	(16,233)	13,341
(7) Prepaid pension costs	23,750	18,886	4,864
(8) Reserve for retirement benefits ((6) – (7))	(26,642)	(35,119)	8,477

Note: The simple method is used for calculating retirement benefit obligations at some consolidated subsidiaries.

3. Retirement benefit expenses

(Millions of yen)

	Year ended March 31, 2007	Year ended March 31, 2006	Increase (decrease)
(1) Service cost (Notes)	5,124	5,251	(127)
(2) Interest cost	5,290	5,603	(313)
(3) Expected return on assets	(5,776)	(4,957)	(819)
(4) Amortization of net actuarial gain and losses	(2,541)	1,327	(3,868)
(5) Amortization of prior service cost	(683)	8	(691)
(6) Retirement benefit expenses ((1)+(2)+(3)+(4)+(5))	1,414	7,232	(5,818)

Notes: 1. The part of cost related to loaned employees which was borne by the borrowing company is deducted.
2. Retirement benefit expenses of consolidated subsidiaries that use a simplified method are stated in "(1) Service cost".

4. Items Related to Basis of Calculation of Retirement Benefit Obligation

	Year ended March 31, 2007	Year ended March 31, 2006
(1) Periodic allocation method for projected benefits	Straight-line standard	Same
(2) Discount rate	2.0%-2.3%	2.0%-2.5%
(3) Expected rate of return	1.5%-2.5%	0.8%-2.5%
(4) Years over which prior service cost is amortized	Generally five years (expensed on a straight-line basis over the fixed number of years within the average remaining service time when obligations arise)	Same
(5) Years over which net actuarial gains and losses are amortized	Generally five years (expensed from the period of occurrence in proportional amounts, mainly on a straight-line basis over the fixed number of years within the average remaining service time in each period when obligations arise)	Same

(Production, Orders and Sales)

1. Production

(Millions of yen)

	Year ended March 31, 2007		Year ended March 31, 2006		Increase (decrease)
Pharmaceuticals	667,415	93.1%	659,665	88.6%	7,750
Ethical Drugs	638,973	89.1	649,179	87.2	(10,206)
Consumer Healthcare	28,443	4.0	10,486	1.4	17,957
Other Businesses	49,460	6.9	84,937	11.4	(35,477)
Vitamin	9,572	1.3	7,577	1.0	1,995
Others	39,888	5.6	77,360	10.4	(37,472)
Total	716,875	100.0	744,602	100.0	(27,727)

2. Purchases

(Millions of yen)

	Year ended March 31, 2007		Year ended March 31, 2006		Increase (decrease)
Pharmaceuticals	124,100	83.5%	112,955	81.8%	11,145
Ethical Drugs	109,237	73.5	97,553	70.6	11,684
Consumer Healthcare	14,862	10.0	15,402	11.2	(540)
Other Businesses	24,523	16.5	25,175	18.2	(652)
Others	24,523	16.5	25,175	18.2	(652)
Total	148,623	100.0	138,130	100.0	10,493

3. Conditions of Orders

The Takeda Group carries out production according to production plans, which are based primarily on marketing plans. Order production is carried out at certain businesses, but is not significant in the total amount of orders.

4. Sales

(Millions of yen)

	Year ended March 31, 2007		Year ended March 31, 2006		Increase (decrease)
Pharmaceuticals	1,202,788	92.2%	1,074,519	88.6%	128,269
Ethical Drugs	1,144,063	87.7	1,019,074	84.0	124,989
Japan	514,944	39.5	493,493	40.7	21,451
Overseas	629,119	48.2	525,582	43.3	103,537
Consumer Healthcare	58,725	4.5	55,445	4.6	3,280
Other Businesses	102,379	7.8	137,688	11.4	(35,309)
Vitamin	8,863	0.7	9,078	0.7	(215)
Others	93,516	7.1	128,610	10.7	(35,094)
Total	1,305,167	100.0%	1,212,207	100.0%	92,960
[Overseas in Total]	[643,503]	[49.3]	[537,124]	[44.3]	[106,379]
[Royalty Income in Total]	[52,453]	[4.0]	[50,768]	[4.2]	[1,685]

Notes:

1. Sales represents net sales outside the Takeda Group.
2. Sales to major customers and percentage of total sales are as follows:

(Millions of yen)

Customer	Year ended March 31, 2007		Year ended March 31, 2006	
	Amount	Percentage	Amount	Percentage
Mediceo Paltac Holdings Co., Ltd.	258,381	19.8%	258,998	21.4%

(Per Share Information)

Fiscal 2006		Fiscal 2005	
Net assets per share	2,816.28 yen	Net assets per share	2,652.59 yen
Earnings per share	386.00 yen	Earnings per share	353.47 yen

Notes:
1. Diluted earnings per share was not recorded because there was no potential share.
2. Earnings per share was calculated on the basis of the following data.

1. Net assets per share

Item	Fiscal 2006	Fiscal 2005
Total net assets on consolidated balance sheets (million yen)	2,461,116	—
Net assets relating to common shares (million yen)	2,420,245	—
Main item of differences (million yen) Minority interests	40,871	—
Number of shares of common stock outstanding (thousand shares)	889,272	—
Number of shares of common stock as treasury stock (thousand shares)	29,895	—
Number of shares of common stock used as basis for calculation of net assets per share (thousand shares)	859,377	—

2. Earnings per share

Item	Fiscal 2006	Fiscal 2005
Net income on consolidated statements of income (million yen)	335,805	313,249
Net income related to common stock (million yen)	335,805	312,893
Main item of amount not attributable to common shareholders (million yen) Bonuses to directors and corporate auditors by profit distribution	—	356
Average number of shares of common stock in the year (thousand shares)	869,957	885,210

(Business Combination and Corporate Division)

1. Stock exchange

(1) Names of companies involved, legal form of combination and outline of deal

- Name of companies involved
  1) Combining company: Takeda Pharmaceutical Co., Ltd.(the Company)
  2) Combined company: Daiwa Real Estate Co., Ltd.

- Legal form
  Stock exchange

- Outline of deal
  On June 23, 2006, Takeda carried out a stock exchange between Daiwa Real Estate Co., Ltd., Takeda's 50%-owned consolidated subsidiary, based on a stock exchange agreement, which was concluded on May 11, 2006, for the purpose of improving operational agility and flexibility by making the real estate subsidiary Takeda's wholly-owned subsidiary. As a result of this deal, Shinwa Real Estate Co., Ltd., Takeda's consolidated subsidiary owned 50% each by Takeda and Daiwa Real Estate, also became a wholly-owned subsidiary of Takeda.

(2) Outline of accounting procedure carried out

Since this deal was a transaction with a minority shareholder, the Company's equity shares in the subsidiary corresponding to additional acquisition were deducted from minority interests. The difference from the amount of additional investment was recorded as goodwill.

(3) Matters related to additional acquisition of subsidiary's shares

- Acquisition cost and funds used
  The cost incurred for the acquisition of additional shares in Daiwa Real Estate was ¥43,429 million, which was entirely paid by the Company's treasury stock.

- Stock exchange ratio
  Takeda to Daiwa Real Estate = 1: 634
- Number of shares exchanged and valuation

Number of shares exchanged: 6,340,000 shares; Valuation: ¥43,429 million

- Goodwill incurred
The amount of goodwill incurred was ¥2,288 million, which will be amortized over 5 years using the straight-line method.

2. Corporate division

(1) Name of company to which business was transferred, transferred business, and outline of deal

- Name of company to which business was transferred: House Foods Corporation.

- Transferred business: Beverage and food business of Takeda Food Products, Ltd.

- Outline of deal
As part of the Group's efforts to restructure non-pharmaceutical business, Takeda Food Products, Ltd., Takeda's wholly-owned subsidiary, established on April 3, 2006, House Wellness Foods Corporation by means of a corporate division. Takeda Food Products' beverage and food business was transferred to the new company. On the same day, Takeda Food Products transferred to House Foods Corporation and Takeda 66% and 34%, respectively, of the new company's shares.

(2) Accounting procedure carried out

A gain from the aforementioned business transfer of ¥18,981 million was recorded as extraordinary gain on the consolidated balance sheet. This amount was calculated by subtracting unrealized profit from the difference between the book value of House Wellness Foods' stock acquired by Takeda Food Products and the cash received as a result of the business transfer.

(Significant Subsequent Events)

In April 2007, Takeda transferred all of its shares in Takeda-Kirin Foods Corporation (a 34% of voting right) and Wyeth K.K. (a 20% of voting right), based on the share transfer agreements with Kirin Brewery Co., Ltd. and Wyeth in the U.S., respectively. The total amount of these deals was about ¥31 billion. In this connection, approximately ¥28 billion in capital gain is expected to be recorded for the year ending March 31, 2008.

(Omission of Disclosure)

Disclosure is omitted regarding matters relating to such transactions as lease transactions, deals with associated companies, securities and derivatives transactions and stock options, because the Company considers there to be no great necessity for disclosing such information in its earnings briefing.

5. Unconsolidated Financial Statements

(1) Unconsolidated Balance Sheets

(Millions of yen)

	As of March 31, 2007		As of March 31, 2006		Increase (Decrease)
Current assets	1,068,513	52.2%	1,206,730	55.9%	(138,217)
Cash and deposits	167,742		213,436		(45,694)
Trade notes receivable	8,895		10,578		(1,683)
Trade accounts receivable	177,190		151,612		25,578
Marketable securities	518,693		635,042		(116,349)
Merchandise and products	26,655		25,863		792
Work-in-progress and semi-finished products	23,806		23,014		792
Materials	15,367		13,280		2,087
Deferred income taxes	111,396		106,697		4,699
Other current assets	18,790		27,229		(8,439)
Allowance for doubtful receivables	(22)		(23)		1
Fixed assets	976,805	47.8	950,814	44.1	25,991
Tangible fixed assets:	104,025	5.1	105,489	4.9	(1,464)
Buildings and structures	58,699		60,741		(2,042)
Machinery and equipment	20,782		20,731		51
Vehicles and carriers	70		86		(16)
Tools, furniture and fixtures	2,379		2,406		(27)
Land	20,800		20,826		(26)
Construction in progress	1,296		698		598
Intangible fixed assets	35	0.0	45	0.0	(10)
Investments and other assets:	872,745	42.7	845,281	39.2	27,464
Investment securities	254,582		257,267		(2,685)
Equity in subsidiaries and affiliates	472,662		475,580		(2,918)
Investments in subsidiaries and affiliates	43,129		14,185		28,944
Long-term deposits	56,147		55,822		325
Long-term loans	39		28		11
Long-term prepaid expenses	122		269		(147)
Prepaid pension costs	23,750		18,886		4,864
Real estates for lease	22,401		23,354		(953)
Allowance for doubtful receivables	(88)		(110)		22
Total assets	2,045,317	100.0	2,157,543	100.0	(112,226)

(Millions of yen)

	As of March 31, 2007		As of March 31, 2006		Increase (Decrease)
Total liabilities	389,917	19.1%	429,101	19.9%	(39,184)
Current liabilities:	315,725	15.5	342,696	15.9	(26,971)
Trade notes payable	135		88		47
Trade accounts payable	49,272		52,205		(2,933)
Accrued liabilities and accrued expenses	145,163		115,766		29,397
Income taxes payable	82,643		133,612		(50,969)
Reserve for bonuses	22,392		23,967		(1,575)
Other reserves	7,735		6,852		883
Other current liabilities	8,385		10,206		(1,821)
Long-term liabilities:	74,192	3.6	86,405	4.0	(12,213)
Deferred income taxes	53,442		61,256		(7,814)
Reserve for retirement benefits	14,237		18,592		(4,355)
Reserve for directors' retirement bonuses	1,174		1,034		140
Reserve for SMON compensation	4,315		4,486		(171)
Other long-term liabilities	1,025		1,037		(12)
Shareholders' equity			1,728,443	80.1	
Common stock			63,541	2.9	
Capital Surplus			49,641	2.3	
Capital reserve			49,638		
Other capital surplus			3		
Retained earnings			1,487,150	68.9	
Legal reserve			15,885		
Provision for retirement benefits			5,000		
Reserve for dividends			11,000		
Reserve for R&D			2,400		
Reserve for capital improvements			1,054		
Reserve for promotion of exports			434		
Reserve for extraordinary write-down			1,427		
Reserve for compression of fixed assets			15,365		
General reserve			1,072,500		
Unappropriated retained earnings			362,085		
Unrealized gain on securities			130,927	6.1	
Treasury stock			(2,817)	(0.1)	
Total liabilities and shareholders' equity			2,157,543	100.0	

(Millions of yen)

	As of March 31, 2007		As of March 31, 2006		Increase (Decrease)
Net assets	1,655,400	80.9%			
Shareholders' equity	1,525,365	74.6			
Common stock	63,541				
Capital surplus	49,638				
Legal capital surplus	49,638				
Retained earnings	1,606,104				
Legal reserve	15,885				
Other retained earnings	1,590,219				
Provision for retirement benefits	5,000				
Reserve for dividends	11,000				
Reserve for R&D	2,400				
Reserve for capital improvements	1,054				
Reserve for promotion of exports	434				
Reserve for extraordinary write-down	948				
Reserve for compression of fixed assets	16,486				
General reserve	1,192,500				
Unappropriated retained earnings	360,397				
Treasury stock	(193,918)				
Valuation and translation adjustments	130,036	6.3			
Unrealized gain on securities	130,333				
Deferred hedge gain/loss	(297)				
Total liabilities and net assets	2,045,317	100.0			

(2) Unconsolidated Statements of Income

(Millions of yen)

	Year ended March 31, 2007		Year ended March 31, 2006		Increase (Decrease)
Net sales	869,068	100.0%	840,230	100.0%	28,838
Cost of sales	221,188	25.5	208,520	24.8	12,668
Gross profit	647,880	74.5	631,710	75.2	16,170
Selling, general and administrative expenses	300,228	34.5	285,741	34.0	14,487
Operating income	347,652	40.0	345,969	41.2	1,683
Non-operating income:	40,980	4.7	34,806	4.1	6,174
Interest income and dividends	29,565		20,179		9,386
Interest on securities	1,477		170		1,307
Other non-operating income	9,938		14,456		(4,518)
Non-operating expenses:	10,256	1.2	16,335	1.9	(6,079)
Interest expense	138		126		12
Other non-operating expenses	10,117		16,210		(6,093)
Ordinary income	378,377	43.5	364,439	43.4	13,938
Extraordinary gain	29,176	3.4	38,433	4.5	(9,257)
Gains on sale of fixed assets	*2,261		*145		2,116
Gains on sale of shares of affiliates	**19,395		****17,877		1,518
Gains from elimination of shares of merged companies	***7,520		—		7,520
Gains from discontinuance of handling employee pension fund on behalf of government	—		20,411		(20,411)
Income before income taxes	407,553	46.9	402,872	47.9	4,681
Income taxes:	187,740	21.6	153,511	18.2	34,229
Current	142,583		193,486		(50,903)
Prior year	*****57,080		—		57,080
Deferred	(11,923)		(39,975)		28,052
Net income	219,813	25.3	249,361	29.7	(29,548)
Profit brought forward from the previous term			159,828		
Interim dividends			47,104		
Unappropriated retained earnings at the end of the term			362,085		

Notes:

* States the gain on the sale of idle real estate, consisting mainly of land.

** States gains on transfer of shares in Wyeth K.K. and Mitsui Takeda Chemicals, Inc.

*** States gains from elimination of shares of merged companies ("Daiwa Estate Co., Ltd." and "Shinwa Estate Co., Ltd.")

**** States gains on transfer of shares in subsidiaries and affiliates engaged in life-environment business, Wyeth K.K. and Takeda-Kirin Foods Corporation.

***** Additional taxes of ¥57.1 billion paid due to correction for transfer pricing taxation in relation to product supply and license transactions between Takeda and TAP Pharmaceutical Products Inc. There is no additional income tax accrued for the fiscal years that have not been subject to tax audit.

(3) Unconsolidated Statements of Changes in Net Assets

Fiscal 2006 (April 1, 2006 - March 31, 2007)

(Millions of yen)

	Shareholders' equity									Valuation and translation adjustments			
		Capital surplus			Retained earnings								
	Common stock	Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings	Total retained earnings	Treasury stock	Total share-holders' equity	Unreal-ized gain on securities	Deferred hedge gain/loss	Total valuation and translation adjust-ments	Total net assets
Balance as of March 31, 2006	63,541	49,638	3	49,641	15,885	1,471,265	1,487,150	(2,817)	1,597,515	130,927	—	130,927	1,728,443
Change in fiscal 2006													
Distribution of retained earnings (Note)						(47,103)	(47,103)		(47,103)				(47,103)
Distribution of retained earnings						(52,029)	(52,029)		(52,029)				(52,029)
Bonuses to directors and auditors (Note)						(233)	(233)		(233)				(233)
Provision for reserve for extraordinary write-down (Note)									—				—
Provision for reserve for compression of fixed assets (Note)									—				—
Provision for general reserve (Note)									—				—
Withdrawal of reserve for extraordinary write-down (fiscal 2006)									—				—
Provision for reserve for compression of fixed assets (fiscal 2006)									—				—
Net income						219,813	219,813		219,813				219,813
Treasury stock buyback								(236,050)	(236,050)				(236,050)
Treasury stock disposition			(3)	(3)		(1,495)	(1,495)	44,948	43,451				43,451
Net change in items other than shareholders' equity during fiscal 2006									—	(594)	(297)	(892)	(892)
Total change during fiscal 2006	—	—	(3)	(3)	—	118,954	118,954	(191,102)	(72,150)	(594)	(297)	(892)	(73,042)
Balance as of March 31, 2007	63,541	49,638	—	49,638	15,885	1,590,219	1,606,104	(193,918)	1,525,365	130,333	(297)	130,036	1,655,400

(*) Breakdown of other retained earnings

	Reserve for retirement benefits	Reserve for dividends	Reserve for R&D	Reserve for capital improve-ments	Reserve for promotion of exports	Reserve for extraordi-nary write-down	Reserve for compres-sion of fixed assets	General reserve	Unappro-priated retained earnings	Total
Balance as of March 31, 2006	5,000	11,000	2,400	1,054	434	1,427	15,365	1,072,500	362,085	1,471,265
Change in fiscal 2006										
Distribution of retained earnings (Note)									(47,103)	(47,103)
Distribution of retained earnings									(52,029)	(52,029)
Bonuses to directors and auditors (Note)									(233)	(233)
Provision for reserve for extraordinary write-down (Note)						77			(77)	—
Provision for reserve for compression of fixed assets (Note)							68		(68)	—
Provision for general reserve (Note)								120,000	(120,000)	—
Withdrawal of reserve for extraordinary write-down (fiscal 2006)						(556)			556	—
Provision for reserve for compression of fixed assets (fiscal 2006)							1,052		(1,052)	—
Net income									219,813	219,813
Treasury stock buyback										—
Treasury stock disposition									(1,495)	(1,495)
Net change in items other than shareholders' equity during fiscal 2006										—
Total change during fiscal 2006	—	—	—	—	—	(479)	1,121	120,000	(1,688)	118,954
Balance as of March 31, 2007	5,000	11,000	2,400	1,054	434	948	16,486	1,192,500	360,397	1,590,219

Note: Profit distribution items at the general meeting of shareholders held in June 2006.

6. Other

(1) Appointment/Retirement of Officers (As of June 28th, 2007)

1) New Director Candidate

Yasuhiko Yamanaka
(currently Corporate Officer and General Manager, Pharmaceutical Marketing Division)

2) New Corporate Auditor Candidate

Toyoji Yoshida
(currently Director and General Manager, Corporate Communications Department)

3) Retiring Director

Toyoji Yoshida
(currently Director and General Manager, Corporate Communications Department)

4) Retiring Auditor

Yuzuru Takagi
(currently Full-time Corporate Auditor)

May 18, 2007

Takeda Pharmaceutical Company Limited

Notice regarding Acquisition of the Company's Own Shares

(Under the provisions of Articles of Incorporation
pursuant to Article 165 (2) of the Corporation Law of Japan)

OSAKA, Japan, May 18, 2007 —— Takeda Pharmaceutical Company Limited ("Takeda") announced that its Board of Directors resolved today acquisition of its own shares under Article 156 of the Corporation Law of Japan, as applied pursuant to Article 165 (3) of the Corporation Law, as detailed below:

1. Reason for acquisition of its own shares
   For the purpose of improvement of capital efficiency, and promotion of expeditious financial strategies in accordance with the business environment.

2. Details of acquisition

(1) Class of shares to be acquired:	Shares of common stock
(2) Number of shares to be acquired:	Up to 10 million thousand shares (equivalent to 1.12% of a total of issued shares)
(3) Total amount of shares to be acquired:	Up to 75 billion Yen
(4) Schedule of acquisition:	From May 21, 2007 to June 22, 2007

###

May 18, 2007
Takeda Pharmaceutical Company Limited

Notice about Partial Amendments to the Articles of Incorporation

Osaka, Japan, May 18, 2007 — Takeda Pharmaceutical Company Limited ("Takeda") announced today that its Board of Directors Meeting held today revolved that partial amendments to the articles of incorporation will be proposed at the 131th Ordinary General Shareholders Meeting scheduled on June 28, 2007.

1. Reasons for Amendments
   (1) From the viewpoint of clarifying the management responsibilities of Directors and of further improving corporate governance of the Company, it is proposed that the term of office of Directors be shortened from two years to one year in Article 21; accordingly, it is also proposed that Paragraph 2 of Article 21 regarding adjustment of the term be deleted. In addition, it is proposed that, with respect to the term of office of the Directors elected at the 130th Ordinary Meeting of Shareholders, the provisions in force at that time apply, with such term of office being up to the time of the close of the ordinary general meeting of shareholders held in June 2008 and the supplementary provision effecting such transitional treatment be established.

   (2) It is proposed that provisions regarding exemption from liability of the Directors and Corporate Auditors be newly established in Article 27 (with respect to Directors) and Article 35 (with respect to Corporate Auditors), respectively, so that Directors and Corporate Auditors may fully play their expected roles and exercise their duties. In this respect, each of the Corporate Auditors has agreed to submit the proposal of the establishment of a new Article 27 to this general meeting of shareholders.

   (3) With the establishment of new articles, it is proposed that necessary amendments to numbering of articles be made accordingly.

2. Contents of the Amendments
   The Company proposes to amend part of the current Articles of Incorporation as attached. (→ Click here)

3. Effective date
   June 28, 2007, upon 131th Ordinary General Shareholders Meeting of Takeda

###

May 24, 2007
Takeda Pharmaceutical Company Limited

Approval of an Additional Indication of Combination Therapy of Glufast® and Alpha-glucosidase Inhibitor in Japan

Matsumoto, Japan & Osaka, Japan, May 24, 2007 — Kissei Pharmaceutical Co., Ltd (President, C.E.O. Mutsuo Kanzawa, "Kissei") and Takeda Pharmaceutical Company Limited (President, Yasuchika Hasegawa, "Takeda") announced today that an additional indication of "combination therapy with alpha-glucosidase inhibitor ("alpha-GI") for Glufast® (generic name: mitiglinide) 5mg tablet and 10mg tablet, which is being co-marketed by Kissei and Takeda, was approved on May 24 by the regulatory authority in Japan.

Glufast, originally created and developed by Kissei, co-marketed in tandem with Takeda in Japan since May 2004, is a diabetic medicine that promotes insulin secretion by stimulating the pancreatic β-cells. It demonstrates effects promptly after dosing, thereby it brings insulin secretion closer to its natural patterns and improves postprandial hyperglycemia. Because of its duration of action, Glufast is less liable to trigger hypoglycemia. Alpha-GI is also a diabetic medicine that decreases the absorption of carbohydrates from the intestine, resulting in a slower and lower rise in plasma glucose after meals by inhibiting degradation of disaccharide into monosaccharide. Takeda is marketing Basen® (generic name: voglibose) tablet in Japan.

In the randomized, double-blind, controlled comparative study, in which clinical usefulness of alpha-GI monotherapy and that of Glufast/alpha-GI combination therapy were evaluated, the latter showed a statistically significant difference in improving HbA1c that is an indicator of glycemic control, without increasing the risk of hypoglycemia.

With this additional indication of combination therapy of Glufast/alpha-GI, it becomes feasible to pursue better glycemic control, providing further treatment options for patients with type 2 diabetes and physicians who treat them. In addition, the findings from this combination therapy showed an improvement of glucose spike, a sharp rise in blood glucose following a meal which is a risk factor for atherosclerosis, and subsequently for cardiovascular risks such as myocardial infarction. Therefore, it is expected that this combination therapy could be a potential for reducing the above risks.

###

May 30, 2007
BioWa, Inc
Takeda Pharmaceutical Company Limited

BIOWA AND TAKEDA ANNOUNCE LICENSING OF BIOWA'S POTELLIGENT® TECHNOLOGY FOR USE IN ANTIBODY RESEARCH AND DEVELOPMENT

Princeton, NJ, USA and Osaka, Japan, May 30, 2007 - BioWa, Inc. (BioWa) and Takeda Pharmaceutical Company Limited (TSE4502, Takeda), announced today that the have entered into an agreement which provides Takeda with access to BioWa's patented POTELLIGENT®Technology platform for the development of antibody-dependent cellular cytotoxicity (ADCC) enhanced antibodies.

The agreement grants Takeda non-exclusive rights to research, develop, manufacture and commercialize antibodies based on POTELLIGENT® Technology for an undisclosed number of targets. In return, BioWa will receive an upfront, license fees, development milestone payments and also royalties on products developed by Takeda once they are successfully marketed. Other details of the agreement are not disclosed.

"We are delighted to be working with one of recognized industry leaders like Takeda," said Dr. Masamichi Koike, President and CEO of BioWa. "With Takeda's expertise in drug development and commercialisation, this collaboration reinforces BioWa's mission to bring the benefit of POTELLIGENT® Technology to patients as quickly as possible."

"We believe that the collaboration with BioWa, Inc will accelerate our drug discovery and development activities in therapeutic antibodies, a field that is expected to be potential as an important source of new medicines to satisfy unmet medical needs," said Shigenori Ohkawa, PhD, General Manager of Pharmaceutical Research Division of Takeda.

About POTELLIGENT® Technology
POTELLIGENT® Technology improves potency and efficacy of antibody therapeutics, by enhancing antibody-dependent cellular cytotoxicity (ADCC), one of the major mechanism of antibody therapeutics. POTELLIGENT® Technology involves the reduction of the amount of fucose in the carbohydrate structure of an antibody using a proprietary fucosyltransferase-knockout CHO cell line as a production cell. Research shows that POTELLIGENT® Technology significantly enhances ADCC activity of an antibody in vitro, thereby increasing the potential for improved activity in vivo.

About BioWa, Inc.
BioWa is a wholly owned subsidiary of Kyowa Hakko Kogyo Co., Ltd., Japan's pharmaceutical and largest biotech company, and is the exclusive worldwide licensor of POTELLIGENT® Technology, which creates high ADCC monoclonal antibodies. Currently, BioWa is developing ADCC enhanced monoclonal antibody-based therapeutics to fight cancer and other life-threatening and debilitating diseases and both BioWa and Kyowa have POTELLIGENT® antibody products in various clinical stages. BioWa creates and develops enhanced ADCC antibodies for itself and others, offering a full range of antibody discovery and development capabilities. For more information about BioWa, visit its web site at www.biowa.com.

RECEIVED
2007 JUN 15 A 7:47

File No. 082-35071

Exhibit B

Brief Description of Japanese Language Documents

p. 63

1. **Documents, dated May 18, 2007, maintained for inspection at the corporate head office in connection with the transfer, scheduled for July 1, 2007, of the Company's office building leasing business to Takeda Pharmaceutical Real Estate Company Ltd., a wholly-owned subsidiary, by a corporate demerger.**

TOKYO:34633.4

Please note that the following is an English translation of the original Japanese version, prepared only for the convenience of shareholders residing outside Japan. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail.
TAKEDA PHARMACEUTICAL COMPANY LIMITED ("TAKEDA") HEREBY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THIS TRANSLATION, WHETHER EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY REPRESENTATIONS OR WARRANTIES WITH RESPECT TO ACCURACY, RELIABILITY OR COMPLETENESS OF THIS TRANSLATION. IN NO EVENT SHALL TAKEDA BE LIABLE FOR ANY DAMAGES OF ANY KIND OR NATURE, INCLUDING, WITHOUT LIMITATION, DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR INCIDENTAL DAMAGES ARISING FROM OR IN CONNECTION WITH THIS TRANSLATION.

Securities Code: 4502
June 6, 2007
Dear Shareholders:

Notice of Convocation of the 131st Ordinary General Meeting of Shareholders

You are hereby notified to attend the 131st Ordinary General Meeting of Shareholders (the "Meeting") of Takeda Pharmaceutical Company Limited (the "Company") that will be held in the following manner:

1. Date: June 28, 2007 (Thursday) 10:00 a.m.

2. Place: Imperial Hotel Osaka, Third Floor (Kujakunoma)
   Osaka Amenity Park
   8-50, Temmabashi 1-chome, Kita-ku, Osaka 530-0042, Japan
   (Please refer to the map at the end of this notice before attending.) *(The map is omitted in this Translation.)*

3. Purpose of the Meeting:

   Matters to be reported:
   1. Reports on the Business Report, Consolidated Financial Statements and Non-consolidated Financial Statements for the 130th term (from April 1, 2006 to March 31, 2007)
   2. Reports on the Audit Reports on the Consolidated Financial Statements for the 130th term by the Independent Auditors and the Board of Corporate Auditors

   Matters to be resolved:

First proposal:	Appropriation of Surplus
Second proposal:	Partial Amendments to the Articles of Incorporation
Third proposal:	Election of four (4) Directors
Fourth proposal:	Election of one (1) Corporate Auditor
Fifth proposal:	Election of an Independent Auditor
Sixth proposal;	Payment of bonus allowances to Directors and Corporate Auditors
Seventh proposal:	Payment of retirement allowances to a retiring Director and a retiring Corporate Auditor

4. Guidance Notes on the Exercise of Voting Rights

   If you are not able to attend the Meeting, the Company cordially requests that you exercise your voting rights in one of the following ways. After examining the reference document for the general meeting of shareholders set forth below, please exercise your voting rights by no later than 5:30 p.m. on Wednesday, June 27, 2007.

   [Exercise of Voting Rights in Writing]

   Please indicate your approval or disapproval of the proposals on the "Voting Right Exercise Form" enclosed herewith and send it back to us by the above deadline. *(The Voting Right Exercise Form is omitted in this translation.)*

[Exercise of Voting Rights through Electromagnetic Means (e.g. the Internet, etc.)]

Please refer to the "Guidance Notes on the Exercise of the Voting Rights through Electromagnetic Devices (e.g. the Internet, etc.)" on pages 63 and 64 and, by following the instructions on the screen, please enter your approval or disapproval of the proposals by the above deadline.

(1) If you exercise your voting rights both in writing and through electromagnetic means (e.g. the Internet, etc.), the Company will only accept the exercise of the voting rights through electromagnetic means (e.g. the Internet, etc.) as effective, regardless of the time and date of receiving the exercise of such voting rights.

(2) If you exercise your voting rights more than once through electromagnetic means (e.g. the Internet, etc.), the Company will accept only the last exercise of the voting rights as effective.

(3) If you exercise your voting rights by proxy, you may delegate voting rights to a proxy who is one of the shareholders holding voting rights of the Company. Please note that you shall submit the document certifying the authority of such proxy.

Yours faithfully,

Takeda Pharmaceutical Company Limited
1-1, Doshomachi 4-chome,
Chuo-ku, Osaka 540-8645, Japan
By: Yasuchika Hasegawa
President and Representative Director

END OF DOCUMENT

If you attend the meeting in person, please submit the enclosed Japanese original Voting Right Exercise Form as evidence of attendance to the receptionist at the place of the meeting.

Any modification made to the reference documents for the general meeting of shareholders and the business reports, non-consolidated financial statements and consolidated financial statements shall be notified by placing the modified information on the Company's website.
(http://www.takeda.co.jp/invest-info/smeeting.html)

(Attachment)

Business Report
(for the period from April 1, 2006 to March 31, 2007)

1. Matters on Current Status of Takeda Group

(1) Progress and Results of Business

In the Japanese market, due to measures that specifically promote the use of generic drugs and also to the ordinary drug price reductions, special price reductions and re-pricing for those drugs that have a generic counterpart, etc. under the National Health Insurance drug price revisions in April 2006, in such tough economic conditions, the market has recorded negative growth for the first time in six years. In light of the circumstances deemed inevitable for the future, in which the measures for drug price reductions will be strengthened by the government, including an annual revision to drug prices, the reduction of drug prices separately from any current market price and an establishment of an all-inclusive price of medical services for elderly outpatients, etc., it is estimated that the growth will remain at the lower level ranging from one through two percent (1%-2%) in the market.

In the United States, which accounts for nearly fifty percent (50%) of the world's ethical drug market, although the market growth has increasingly slowed due to the expiration of several major product patents and the expansion of usage of generic products thereof associated with such expiration and the impact of prescription-to-OTC switches, the market growth was eight percent (8%) due to the implementation of Medicare Part D* which went into effect in January 2006. Although each of the markets for drugs for diseases that the Company focuses on entirely recorded a growth, the competition among the products has been intensifying partially because of the substantial expansion of generic products, etc.

*Outpatient prescription plans under the public medical insurance system for the elderly. While the coverage of Medicare was previously specified to cover the "expenses of hospitalization" and "medical services fees for outpatients," the inclusion of "prescription drug fees for outpatients" in such coverage has been received favorably because the elderly will have easier access to the medication they require.

Likewise, in the European market, the growth rate is moderate by one through two percent (1%-2%) due to the continued reduction policy of drug prices enforced in each country and parallel imports remaining active from the countries in which the drug prices are lower.

On the one hand, with respect to research and development, the pharmaceutical industries in the world seem to face difficulty in the furtherance of technical innovation and the launch of a new product tends to be delayed in the circumstances where the patents for the existing major products are consecutively expired. In such circumstances, for the purpose of strengthening the pipelines through the obtainment of the products under research and development and the control of the increasingly growing cost of research and development, etc., integration of corporations still continues and intercorporate competition has been further intensifying.

Under these circumstances, the Company's consolidated business results for the fiscal year were as follows:

		Year-on-year change
Net sales	¥1,305.2 billion	¥93.0 billion (7.7%) increase
Operating income	¥458.5 billion	¥55.7 billion (13.8%) increase
Ordinary income	¥585.0 billion	¥99.7 billion (20.5%) increase
Net income	¥335.8 billion	¥22.6 billion (7.2%) increase

Net sales increased ¥93.0 billion (7.7 percent), as compared to that of the previous fiscal year, to an amount totaling ¥1,305.2 billion.

- In addition to a substantial increase in the sales of *Actos*, a diabetes treatment, by the U.S. subsidiary, Takeda Pharmaceuticals North America, Inc. ("TPNA"), a favorable expansion of *Actos* in Japan and Europe contributed to the growth in the sales of ethical drugs.

- As a result of the weakened yen against the U.S. dollar and the euro in respect of foreign exchange rates, a net increase of ¥22.8 billion was recorded in foreign exchange as compared to that of the previous fiscal year.

- Consolidated net sales of international strategic products were as follows:

		Year-on-year change
Diabetes treatment *Pioglitazone* (Brand name: *Actos*)	¥336.3 billion	¥92.4 billion (37.9 %) increase
Hypertension treatment *Candesartan* (Domestic brand name: *Blopress*)	¥206.2 billion	¥15.3 billion (8.0 %) increase
Peptic ulcer treatment *Lansoprazole* (Domestic brand name: *Takepron*)	¥150.7 billion	¥9.1 billion (5.7 %) decrease
Treatment for prostate cancer and endometriosis *Leuprorelin* (Domestic brand name: *Leuplin*)	¥127.5 billion	¥5.2 billion (4.2 %) increase

Gross profit on sales increased ¥95.4 billion (10.3 percent), as compared to that of the previous fiscal year, to an amount totaling ¥1,025.5 billion.

- Gross profit rates increased 1.9 points, as compared to that of the previous fiscal year, to equal a rate of 78.6%, due to the transfer of the food and beverage business, in addition to an increase in the sales of ethical drugs.

Operating income increased ¥55.7 billion (13.8 percent), as compared to that of the previous fiscal year, to an amount totaling ¥458.5 billion.

- Although selling, general and administrative expenses increased ¥39.7 billion (7.5 percent), as compared to that of the previous fiscal year, to an amount totaling ¥567.0

billion, an increase in gross profit on sales set off such increase in expenses and resulted in an overall operating income increase.

・R&D expenses increased ¥23.7 billion (13.9 percent), as compared to that of the previous fiscal year. An increase in these expenses were accelerated by an enhancement of research activities, promotion of development activities, and in-licensing and alliance activities, including the acquisition of a license to develop and market with respect to *Hematide*, treatment for renal anemia and anemia from cancer in overseas market.

・Apart from R&D expenses, selling, general and administrative expenses increased ¥16.1 billion (4.5 percent), as compared to that of the previous fiscal year, due to an increase in selling costs arising from the launching of new products, *Rozerem* for treatment of insomnia, *Actoplus Met* and *Duetact* for treatment of type 2 diabetes, and *Amitiza* for treatment of chronic idiopathic constipation by TPNA commencing in 2005.

Ordinary income increased ¥99.7 billion (20.5 percent), as compared to that of the previous fiscal year, to an amount totaling ¥585.0 billion.

・In addition to the increase of operating income, an increase of non-operating income by ¥44.0 billion, as a result of an increase in the interest earned arising from the increased interest rate in the U.S. and increase in equity in earnings of affiliates, etc., as compared to that of the previous fiscal year, contributed to the increase of ordinary income.

・Equity in earnings of affiliates increased ¥12.0 billion (22.2 percent) as compared to that of the previous fiscal year, to an amount totaling ¥66.2 billion. The equity in earnings of TAP Pharmaceutical Products Inc. ("TAP"), the U.S. equity-method affiliate, increased ¥8.9 billion (17.0 percent), as compared to that of the previous fiscal year, to an amount totaling ¥61.0 billion.

Net income increased ¥22.6 billion (7.2 percent), as compared to that of the previous fiscal year, to an amount totaling ¥335.8 billion.

・In addition to an increase of ordinary income, the extraordinary gain to an amount of ¥40.4 billion with an increase of ¥7.8 billion as compared to that of the previous fiscal year set off an increase in tax payment mainly due to the additional tax in an amount of ¥57.1 billion in respect of the correction procedures pursuant to the transfer pricing taxation which was recorded in the current fiscal year resulted in an increase of net income.

・Gain from transfer of the food and beverage business of Takeda Food Products, Ltd., subsidiary of the Company, to House Wellness Foods Corporation, Ltd., which is a joint venture of House Foods Corporation and the Company, in April 2006, gain from a partial transfer of the shares of Wyeth K.K. to Wyeth, in the U.S. in April 2006 and gain from the transfer of shares of Mitsui Takeda Chemicals, Inc. to Mitsui Chemicals, Inc. in April 2006 was recorded as extraordinary gain. As a result of the transfer of all the remaining shares held by the Company in April 2007, the capital relationship between the Company and Wyeth K.K. was dissolved.

・Net income per share (EPS) was ¥386.00 with an increase of ¥32.53 as compared to that of the previous fiscal year.

· Return on equity (ROE) was 14.1 percent with a decrease of 0.3 points as compared to that of the previous fiscal year.

Operating Performance by Business Segment of Takeda Group

(Billions of yen)

Type of Business	Net Sales		Operating Income	
	Amount	Year-on-year change	Amount	Year-on-year change
Total in Pharmaceuticals Segment	1,202.8	128.3	448.2	60.1
Ethical Drugs	1,144.1	125.0		
Domestic	514.9	21.5		
Overseas	629.1	103.5		
Consumer Healthcare	58.7	3.3		
Other Business	102.4	(35.3)	10.2	(4.5)
Total	1,305.2	93.0	458.5	55.7

Note: Sales figures for each segment represent sales to outside customers.

The **Pharmaceuticals** segment posted net sales of ¥1,202.8 billion, an increase of ¥128.3 billion (11.9 percent) compared with the previous fiscal year, and operating income increased ¥60.1 billion (15.5 percent) compared with the previous fiscal year to amount totaling ¥448.2 billion.

· The **Ethical Drugs Business** posted net sales of ¥1,144.1 billion, an increase of ¥125.0 billion (12.3 percent) compared with the previous fiscal year. The domestic sales of ethical drugs posted net sales of ¥514.9 billion, an increase of ¥21.5 billion (4.3 percent) compared with the previous fiscal year, setting off the negative impact of the reduction in drug prices implemented in April 2006 and increasing competition with generic drugs. The domestic sales of major products are as follows:

		Year on year change
Blopress (Hypertension treatment)	¥129.3 billion	¥5.7 billion (4.6 %) increase
Leuplin (Treatment for prostate cancer and endometriosis)	¥64.3 billion	¥1.1 billion (1.8%) increase
Takepron (Peptic ulcer treatment)	¥57.9 billion	¥2.9 billion (5.3 %) increase
Basen (Treatment for postprandial hyperglycemia in diabetes mellitus)	¥55.7 billion	¥7.8 billion (12.3 %) decrease
Actos (Treatment for diabetes)	¥33.7 billion	¥9.5 billion (39.1 %) increase

While the restructuring of the system for providing local health-care services was underway with the background of the health-care system reform-related laws enacted in June 2006, the Company reorganized its previous organization consisting of 13 branches and 156 sales offices into a new organization consisting of 12 branches, 19 regional groups and 74 sales offices and thereby started a new sales system in April 2007 in order to promptly respond to the needs of university hospitals and large hospitals that are highly specialized and have a great influence on local health care and to provide information more tailored to the needs of each area.

Overseas sales of the Ethical Drugs Business posted net sales of ¥629.1 billion, an increase of ¥103.5 billion (19.7 percent) compared with the previous fiscal year.

In the United States, sales of *Actos* by TPNA posted net sales of $2,368 million, an increase of $584 million (32.8 percent) compared with the previous fiscal year, partly due to growth in the oral anti-diabetic drug market influenced by the start of Medicare Part D and the contribution of sales of *Actoplus Met* which was launched in November 2005. In addition, *Rozerem*, which was launched in September 2005, posted net sales of $88 million and *Amitiza*, which was launched in April 2006, posted net sales of $49 million. These sales contributed to growth in TPNA sales.

In Europe, sales of *Actos* and other core products increased, but sales of *Lansoprazole* decreased facing competition with generic drugs since its patent expired in major countries.

In the U.K., in August 2006, the Company established Takeda Pharmaceuticals Europe Limited, as the sales and marketing headquarters company in Europe, responsible for enhancing the sales and marketing system in Europe and developing and promoting medium-term to long-term strategies for the entire region of Europe. Takeda Pharmaceuticals Europe Limited had a new president at the end of 2006 and is preparing to carry out full-fledged operations.

The Company concentrates its investments of management resources in the core therapeutic areas: lifestyle-related diseases; cancer and urological diseases (including gynecological disorders); central nervous system diseases (including bone and joint diseases); and digestive system diseases, through three pillar strategies: strengthening in-house research and development; maximizing added value of products; and promoting in-licensing and alliances, in an effort to strengthen research and development pipelines and to launch new products early, that are sources of the development. Major results of research and development activities for the fiscal year are as follows:

In-house Research and Development:

- In July 2006, the Company started Phase II trials for *TAK-491*, a hypertension treatment, in Europe and the U.S. *TAK-491* is expected to have stronger anti-hypertensive action, and also to have a high profile in improving insulin resistance and decreasing proteinuria.

- In March 2007, the Company applied to the European Medicines Agency (EMEA) for marketing authorization for *Ramelteon*, treatment for insomnia.

Maximizing Added Value of Products:

< *Lansoprazole* (Domestic brand name: *Takepron*)>

- In June 2006, the Company received approval from the Ministry of Health, Labour and Welfare (MHLW) for indication of nonerosive gastroesophageal reflux disease for 15 mg capsules and 15 mg OD[*1] tablets of *Takepron*, a peptic ulcer treatment.
  [*1] Orally Dispersing tablets

・The Company received manufacturing approval from the MHLW for *Takepron* I.V. for Injection 30 mg, a peptic ulcer treatment, in October 2006, and launched its sales in December 2006.

<*Candesartan* (Domestic brand name: *Blopress*)>

・In July 2006, sub-analysis data from the CHARM[*2] trial was published in the July issue of the American Heart Journal, a medical journal, indicating that *Candesartan* significantly reduced new onset of atrial filbrillation in patients with chronic heart failure.

[*2] *Candesartan* in Heart failure: Assessment of Reduction in Mortality and morbidity

・In October 2006, the results of the Candesartan Antihypertensive Survival Evaluation in Japan (CASE-J), a large-scale clinical trial, were presented at the 21st Scientific Meeting of the International Society of Hypertension. This clinical trial, which compared the efficacy of *Candesartan* and *Amlodipine*, a calcium antagonist used as a control drug, showed that *Candesartan* had the same level of effect as *Amlodipine* on cardiovascular events in high-risk hypertensive patients and a superior effect to *Amlodipine* for reducing new onset of diabetes.

<*Pioglitazone* (Brand name: *Actos*)>

・In June 2006, the Company presented the results of additional analysis of the PROactive[*3], a large-scale clinical trial, at the 66th Annual Scientific Sessions of the American Diabetes Association (ADA). This clinical trial showed that *Actos* reduced the rate of occurrence of major cardiovascular events, such as death from heart disease, in high-risk patients with type 2 diabetes, and that *Actos* would reduce the number of patients who require continuous insulin administration.

[*3] PROspective pioglitAzone Clinical Trial In macroVascular Events

・In July 2006, the Company started Phase III trials in the U.S. for a fixed combination of *Actos* and *TAK-536*, a novel hypertension treatment, created by the Company.

・In July 2006, the U.S. Food and Drug Administration (FDA) granted marketing authorization for *Duetact*, a fixed combination of *Actos* and *Glimepiride*, sulfonylurea (SU). The marketing of the product was started by TPNA in November 2006.

・In July 2006, the European Commission granted marketing authorization for *Competact*, a fixed combination of *Actos* and *Metformin*.

・In September 2006, the Company presented the results of additional analysis of PROactive, a large-scale clinical trial of *Actos*, at the 15th convention of the World Congress of Cardiology. These analysis results showed that *Actos* significantly reduced the recurrence of strokes in high-risk patients with type 2 diabetes.

・In October 2006, the Company received approval from the European Commission for indication of the trimodality therapy of *Actos*, *Metformin* and sulfonylurea (SU).

· In November 2006, the Company presented analysis results of the CHICAGO* study at the American Heart Association's Scientific Sessions 2006. These analysis results showed that *Actos* significantly halted the progression of atherosclerosis as measured by carotid intima-media thickness (CIMT).

*Carotid intima-media tHICkness in Atherosclerosis using pioGlitazOne

· In January 2007, the European Commission granted the marketing authorization for *Tandemact*, a fixed combination of *Actos* and *Glimepiride*, sulfonylurea (SU).

· In January 2007, the Company apply to the MHLW for an additional indication of the combined therapy of *Actos* and biguanides.

· In January 2007, the Company received approval from the European Commission for indication of the combined therapy of *Actos* and insulin.

<*Ramelteon* (U.S. brand name: *Rozerem*)>

· In April 2006, the Company started Phase II trials in the U.S. for the sleep-wake disorder in Alzheimer's disease patients.

<*Risedronate* (Domestic brand name: *Benet*)>

· In April 2007, the Company received MHLW approval for manufacturing and marketing of *Benet* 17.5 mg tablets, a once-weekly formulation of *Benet*, a osteoporosis treatment.

In-licensing and Alliance Activities:

· In June 2006, the Company executed a license agreement with Affymax Inc. of the U.S. concerning *Hematide*, treatment for renal anemia and anemia from cancer, developed by Affymax, Inc. for the overseas market, under which the Company acquired an exclusive right to develop and market the drug worldwide, in combination with the license agreement executed in February 2006 for the Japanese market.

· In July 2006, the Company executed an in-licensing agreement with Galaxy Biotech, LLC of the U.S. concerning *HuL2G7*, a humanized anti-Hepatocyte Growth Factor (HGF) antibody, developed by Galaxy Biotech, LLC, under which the Company acquired an exclusive right to develop, manufacture and market *HuL2G7* worldwide.

· In September 2006, the Company acquired an exclusive right from Xenon Pharmaceuticals, Inc. of Canada to develop and market *XEN401*, an analgesic drug, developed by Xenon Pharmaceuticals, Inc., in Japan and several other Asian countries.

· In November 2006, the Company executed a collaborative research and development agreement with XOMA Ltd. concerning exploration, development and manufacture of monoclonal antibody drugs, and in February 2007, XOMA Ltd. and the Company agreed to expand such partnership.

· In March 2007, the Company executed an agreement with 3M Company of the U.S. to acquire full rights to *R-851*, for treatment of human papillomavirus (HPV) infection associated with cervical dysplasia, developed by 3M Company.

· In March 2007, the Company executed a collaborative research agreement with LG Life Science Ltd. of South Korea concerning drug targets in the obesity area.

· In March 2007, the Company executed a collaboration agreement with CanBas Co., Ltd. in Japan concerning *CBP501*, a cancer treatment drug, that was discovered and is being developed by CanBas Co., Ltd.

Reorganization and Reinforcement of Research System:

· In October 2006, in order to unify drug research facilities in Japan, the Company decided to integrate its existing research facilities in Osaka-shi, Osaka and Tsukuba-shi, Ibaraki and establish a new research center in Fujisawa-shi, Kanagawa. The new research center is planed to start its operation in fiscal year 2010.

· In March 2007, the Company acquired Paradigm Therapeutics Limited (presently, Takeda Cambridge Limited), a bio-venture company in the U.K. Paradigm Therapeutics Limited has world-class capabilities to identify and evaluate novel drug targets based on genetic engineering technology and makes efforts to discover and develop novel drug targets and compounds.

The **Consumer Healthcare Business** posted net sales of ¥58.7 billion, an increase of ¥3.3 billion (5.9 percent) compared with the previous fiscal year. Although sales of *Benza* increased, sales of *Alinamin* drinks, *Scorba* products and *Hicee* products declined.

Net sales for **Other Business** decreased ¥35.3 billion (25.6 percent) compared with the previous fiscal year to an amount totaling ¥102.4 billion, and operating income decreased ¥4.5 billion (30.4 percent) compared with the previous fiscal year to an amount totaling ¥10.2 billion.

· The sharp decline in net sales for Other Business compared with the previous fiscal year was due to the transfer of the food and beverage business of Takeda Food Products, Ltd. to House Wellness Foods Corporation, Ltd. in April 2006. With this transfer of the food and beverage business, the Company's sales to Takeda Food Products, Ltd., which were previously not included in the sales of the Consumer Healthcare Business and were recorded as intercompany sales, are included in the sales of the Consumer Healthcare Business to outside customers from this fiscal year, resulting in an effect of ¥5.0 billion.

(2) Capital Investment and Funding

The total capital investment in this fiscal year was ¥38.5 billion.

The new office building for the head office of TPNA was completed in October 2006.

Financing for these investments was covered almost entirely by internal funds, and other cash management needs were also adequately met.

(3) Issues to be Addressed

The Company aims to achieve its management mission of "striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products" through the implementation of "Takeda-ism" (referring to Integrity = Fairness, Honesty and Perseverance) as the basis of all its business activities.

In 2006, in order to achieve a "world-class pharmaceutical company with a Japanese origin" with medium and long-term prominent prospects, the Company commenced a new challenge by designing the "2006-2010 Medium-term Management Plan," a five-year management plan. Through the period of such medium-term management plan, while the Company will radically improve its strength, i.e. the "establishment and in-depth implementation of strategies from a long-term perspective" and "high productivity and efficiency," the Company and its affiliates (the "Group") will devote every effort to addressing the following issues and striving for maximization of corporate value.

(i) Enhancement of the research and development pipeline centered on the creation of new drugs through in-house research and development activities

The Company, as a "research and development-oriented international company", will concentrate investment in research and development and will establish a structure for realizing sustainable creation of new drugs through in-house research and development. The Company will improve the speed and efficiency of research and development and will achieve medium and long-term steady growth, centered on in-house products, through implementation of the reformation of research and development procedures and focusing resources on a priority theme. In fiscal year of 2007, the Company will, in particular, address, as its highest priority, the application for marketing authorization with respect to a later stage clinical development and measures for maximization of value added.

(ii) Establishment of a self-sustaining marketing system in the three regions of Japan, the U.S. and Europe

The Company will establish its own efficient global marketing system by taking into consideration the rules and regulations and business practices unique to the three regions of Japan, the U.S. and Europe, and by sharing the best practices gained by each of the Group companies through its marketing activities and systems in such three regions. In Europe in particular, the Company will endeavor to improve the presence of the Group, concurrently with the commencement of full operations of the marketing control company which was established in Europe in 2006. In the U.S., the Company is pursuing the establishment of a sound and efficient marketing system with the view to an increase of sales items resulting from the launch of new products in the future.

(iii)Promotion of efficient global management

The Company will establish an efficient global management system unique to the Company through the further enhancement of the functional management of domestic and foreign affiliated companies in the functions of research, development, production, marketing, alliance and intellectual property as well as the functions of the head office, including, personnel, accounting and legal functions, etc., and the achievement of the group management to ensure group-wide consistency.

The Company set its management benchmark, consisting of, with respect to earnings per share (EPS), an annual average increase of 7% (excluding extraordinary income (loss)), and, with respect to return on equity (ROE), maintenance of the actual level that was attained in 2005 and will actively work toward addressing a wide range of business issues including the above in order to achieve such management benchmark.

(4) Litigation, etc.

(i) Litigation

With respect to the sales of some pharmaceutical products in the U.S., civil litigations have been brought against many pharmaceutical companies, including major companies, by patients, insurance companies and state governments, etc. in which plaintiffs claimed, among others, damages due to price discrepancies between the AWP (Average Wholesale Prices) as publicized by independent industry compendia and the actual selling prices (collectively, the "AWP Suits"). Against TAP, the AWP Suits have been brought in several federal and state courts with respect to *Lansoprazole* (the U.S. brand name: *Prevacid*) which has been sold by TAP and the Company is also a defendant in one of such AWP Suits. In addition, the AWP Suits have been brought against TPNA in several state courts with respect to *Actos* sold by TPNA.

At the end of June 2005, Abbott Laboratories ("Abbott") filed a lawsuit in a federal district court in Chicago for damages etc. against the Company, claiming that the Company is receiving excessive profit by forcing the continuation of supply transactions of *Lansoprazole* to TAP. In February 2006, the said court dismissed the claim by Abbott, stating that the claim by Abbott should be filed with a Japanese court in accordance with the forum selection clause stipulated in the shareholders' agreement between the Company and Abbott. In March 2006, Abbott filed an appeal, but in February 2007, the U.S. 7th Circuit Court of Appeals supported the original judgment and dismissed such appeal.

In Japan, in October 2004, a lawsuit claiming remuneration for employee inventions, regarding pharmaceutical patents for the sustained release preparation of *Leuprorelin* Acetate (domestic brand name: *Leuplin*), was brought against the Company in the Tokyo District Court by complainants who allege that they inherited the right to claim the remuneration for employee inventions in the amount of ¥37.2 billion from a deceased ex-employee. The plaintiffs have claimed ¥100 million as the initial part of the amount that the Company allegedly owes. In December 2005, the claimed amount was increased to ¥500 million. In addition, another claimant filed a lawsuit against the Company in the Tokyo District Court, claiming the payment of ¥1 billion as the initial part of the remuneration for employee inventions, alleging that the plaintiff inherited the right to claim the remuneration for employee inventions with respect to such pharmaceutical totaling ¥74.5 billion from the deceased ex-employee. These two lawsuits have been consolidated and are jointly being tried by the court.

With respect to the patent infringement suit filed by the Company and TPNA in the United States District Court for the Southern District of New York against Mylan Pharmaceuticals, Inc. and related companies ("Mylan") and Alphapharm Pty. Ltd. and related company ("Alphapharm") (collectively, the "Defendants") concerning an application for the registration of generic products of Actos, the said court, on March 21, 2007, rendered its decision to order the Defendants to indemnify the Company and TPNA for the attorneys fees incurred by such parties in the amounts of $11.4 million and $5.4 million to be paid by Mylan and Alphapharm, respectively (the aggregate amount is $16.8 million). In such decision, the said court supported the Company's assertion stating that there were unexceptional violations and falsities in the litigation procedures taken by Mylan and Alphapharm. Although the Defendants appealed such decision, they have already deposited the amount of indemnification designated in such decision (including the interest to be accrued thereon through to the date on which the decision shall be made by the appeal court).

(ii) Correction procedures pursuant to transfer pricing taxation

On June 28, 2006, the Company was given a correction notice pursuant to the transfer pricing taxation by the Osaka Regional Taxation Bureau, which judged the amount that had been distributed to the Company of the profits earned in the U.S. market with respect to the products supply transactions, etc. between the Company and TAP during the period of six years, from fiscal year ended March 2000 through fiscal year ended March 2005, was under-represented in the profits distribution procedures between the Company and TAP. The corrected amount of income is ¥122.3 billion for the six year period and the full amount of the additional tax, ¥57.1 billion, was paid in July 2006, but the Company has disagreed with such correction procedures and on August 25, 2006 filed an opposition notice with the Osaka Regional Taxation Office.

The Company is diligently taking all necessary and proper measures to cope with the matters stated in Items (i) and (ii) above.

(5) Financial Position and Income Summary

(i) Financial Position and Income Summary of Takeda Group (Billions of yen, unless otherwise indicated)

	127th fiscal year	128th fiscal year	129th fiscal year	130th fiscal year
	April 1, 2003 to March 31, 2004	April 1, 2004 to March 31, 2005	April 1, 2005 to March 31, 2006	April 1, 2006 to March 31, 2007
Net sales	1,086.4	1,123.0	1,212.2	1,305.2
Ordinary income	446.1	442.1	485.4	585.0
Net income	285.3	277.4	313.2	335.8
Net income per share (yen)	321.86	313.01	353.47	386.00
Total assets	2,335.7	2,545.4	3,042.3	3,072.5
Net assets	1,781.0	2,001.4	2,348.4	2,461.1

(ii) Financial Position and Income Summary of the Company (Billions of yen, unless otherwise indicated)

	127th fiscal year	128th fiscal year	129th fiscal year	130th fiscal year
	April 1, 2003 to March 31, 2004	April 1, 2004 to March 31, 2005	April 1, 2005 to March 31, 2006	April 1, 2006 to March 31, 2007
Net sales	764.1	784.8	840.2	869.1
Ordinary income	311.7	356.7	364.4	378.4
Net income	189.7	235.5	249.4	219.8
Net income per share (yen)	213.18	264.69	280.31	252.12
Total assets	1,694.5	1,847.6	2,157.5	2,045.3
Net assets	1,365.5	1,519.7	1,728.4	1,655.4

(iii) Net Sales by Business Category of Takeda Group (Billions of yen)

			127th fiscal year	128th fiscal year	129th fiscal year	130th fiscal year
			April 1, 2003 to March 31, 2004	April 1, 2004 to March 31, 2005	April 1, 2005 to March 31, 2006	April 1, 2006 to March 31, 2007
Pharmaceuticals Businesses	Ethical Drugs Business		877.1	914.8	1,019.1	1,144.1
		Domestic	429.7	451.9	493.5	514.9
		Overseas	447.4	462.9	525.6	629.1
	Consumer Healthcare Business		58.2	55.7	55.4	58.7
Other Businesses			151.1	152.5	137.7	102.4
Total			1,086.4	1,123.0	1,212.2	1,305.2

(6). Material Business Affiliations (as of March 31, 2007)

(i) Principal Consolidated Subsidiaries and Affiliates

Name of Company (Country)		Capital Stock	Percentage of total shares	Principal Business
U.S.A.	Takeda America Holdings, Inc. (U.S.A.)	$2,827.26 million (¥333,758 million)	100.0%	Holding company in the U.S.
	Takeda Pharmaceuticals North America, Inc. (U.S.A.)	$1	(100.0)	Sale of pharmaceuticals
	Takeda Global Research & Development Center Inc. (U.S.A.)	$5.00 million (¥590 million)	(100.0)	Development of pharmaceuticals
	Takeda San Diego, Inc. (U.S.A.)	$1	(100.0)	Research of pharmaceuticals
	Takeda Research Investment, Inc. (U.S.A.)	$23.35 million (¥2,756 million)	(100.0)	Investment in bio-venture companies
	TAP Pharmaceutical Products Inc. (U.S.A.)	$39.50 million (¥4,663 million)	(50.0)	Development and sale of pharmaceuticals
Europe	Takeda Europe Holdings, B.V. (Netherlands)	267.20 million euros (¥42,007 million)	100.0	Holding company in Europe
	Takeda Pharmaceuticals Europe Limited (U.K.)	£4.00 million (¥927 million)	(100.0)	Management in pharmaceutical sales companies in Europe
	Laboratoires Takeda (France)	2.24 million euros (¥352 million)	(100.0)	Sale of pharmaceuticals
	Takeda UK Limited (U.K.)	£86.00 million (¥19,929 million)	(100.0)	Sale of pharmaceuticals
	Takeda Pharma GmbH (Germany)	5.11 million euros (¥804 million)	(100.0)	Sale of pharmaceuticals
	Takeda Pharma Ges.m.b.H. (Austria)	0.07 million euros (¥11 million)	(100.0)	Sale of pharmaceuticals
	Takeda Pharma AG (Switzerland)	0.25 million swiss francs (¥24 million)	(100.0)	Sale of pharmaceuticals
	Takeda Italia Farmaceutici S.p.A. (Italy)	1.01 million euros (¥159 million)	(76.9)	Manufacture and sale of pharmaceuticals
	Takeda Cambridge Limited (U.K.)	£2.94 million (¥681 million)	(100.0)	Research of pharmaceuticals
	Takeda Global Research & Development Centre (Europe), Ltd. (U.K.)	£0.80 million (¥185 million)	(100.0)	Development of pharmaceuticals
	Takeda Ireland Ltd. (Ireland)	92.34 million euros (¥14,528 million)	100.0	Manufacture of pharmaceuticals
	Takeda Pharma Ireland Ltd. (Ireland)	653.60 million euros (¥102,831 million)	100.0	Manufacture of pharmaceuticals
Asia	Takeda Chemical Industries (Taiwan), Ltd. (Taiwan)	90.00 million NT dollars (¥321 million)	100.0	Sale of pharmaceuticals
	Tianjin Takeda Pharmaceuticals Co., Ltd. (China)	$19.20 million (¥2,267 million)	75.0	Manufacture and sale of pharmaceuticals

	P.T. Takeda Indonesia (Indonesia)	1,467.00 million rupiah (¥19 million)	70.0	Manufacture and sale of pharmaceuticals
	Takeda Singapore Pte Limited (Singapore)	S$ 1.71 million (¥133 million)	(100.0)	Research of pharmaceuticals
	Boie-Takeda Chemicals, Inc. (Philippines)	107.43 million pesos (¥264 million)	50.0	Sale of pharmaceuticals
	Takeda (Thailand), Ltd. (Thailand)	20.00 million bahts (¥73 million)	48.0	Sale of pharmaceuticals
Japan	Nihon Pharmaceutical Co., Ltd.	¥760 million	87.3	Research and development, manufacture and sale of pharmaceuticals
	Takeda Healthcare Products Co., Ltd.	¥400 million	100.0	Manufacture of pharmaceuticals
	Amato Pharmaceutical Products, Ltd.	¥96 million	30.0	Research and development, manufacture and sale of pharmaceuticals
	Wako Pure Chemical Industries, Ltd.	¥2,340 million	70.0	Manufacture and sale of laboratory chemicals, diagnostic reagents and inorganic industrial chemicals

Note 1. The figures in parentheses under the column "Capital Stock" show Japanese yen equivalents, calculated using the exchange rates as of March 31, 2007.

Note 2. The figures in parentheses under the column "Percentage of total shares" show the percentage held indirectly through the holding companies.

Note 3. Takeda Singapore Pte Limited is a wholly-owned company of Takeda Cambridge Limited.

Note 4. Except for Takeda Healthcare Products Co., Ltd. (Consumer Healthcare Business), Amato Pharmaceutical Products, Ltd. (Ethical Drug Business and Consumer Healthcare Business) and Wako Pure Chemical Industries, Ltd. (Other Business), the above subsidiaries and affiliates are subsidiaries and affiliates relating to the Ethical Drug Business.

Note 5. As of March 31, 2007, the number of consolidated subsidiaries was 46 and the number of equity method affiliates was 21.

(ii) Progress of Material Business Affiliations

1. In August 2006, the Company established Takeda Pharmaceuticals Europe Limited.
2. In February 2007, the Company made an in-kind contribution of shares of Takeda Pharma GmbH, Laboratoires Takeda, Takeda Italia Farmaceutici S.p.A., Takeda UK Limited, Takeda Global Research & Development Centre (Europe) Ltd. and Takeda Pharmaceuticals Europe Limited to Takeda Europe Holdings B.V.
3. In March 2007, the Company acquired Paradigm Therapeutics Limited, a bio-venture company in the U.K., through Takeda Europe Holdings B.V. and its trade name was changed to Takeda Cambridge Limited. In addition, the trade name of the consolidated subsidiary in Singapore was changed to Takeda Singapore Pte Limited.
4. The following companies increased their respective capital, with the amount stated below during the fiscal year ended March 31, 2007.

Takeda Research Investment, Inc.	$6.28 million (¥741 million)
Takeda Ireland Limited	140.00 million euros (¥22,026 million)

Note: The figures in parentheses show Japanese yen equivalents, calculated using the exchange rates as of March 31, 2007.

(7) Main Businesses of Takeda Group (as of March 31, 2007)

The Takeda Group is engaged in the manufacture and sale of the following products:

Type of Business		Main Products
Pharmaceuticals Segment	Ethical Drugs Business	Ethical drugs
	Consumer Healthcare Business	OTC drugs Quasi-ethical drugs
Other Business Segment		Laboratory chemicals, Diagnostic reagents, Inorganic industrial chemicals

(8) Major Offices of Takeda Group (as of March 31, 2007)

(i) Major Offices of the Company

Head Office	1-1, Doshomachi 4-chome, Chuo-ku, Osaka
Tokyo Head Office	12-10, Nihonbashi 2-chome, Chuo-ku, Tokyo
Branches	Sapporo Branch, Tohoku Branch (Sendai City), Tokyo Branch, Yokohama Branch, Chiba-Saitama Branch (Tokyo), Kita Kanto and Koshin-etsu Branch (Tokyo), Nagoya Branch, Osaka Branch, Kyoto Branch, Kobe Branch, Shikoku Branch (Takamatsu City), Chugoku Branch (Hiroshima City) and Fukuoka Branch
Plants	Osaka Plant and Hikari Plant
Research Centers	Discovery Research Center, Biomedical Research Laboratories, Medical Chemistry Research Laboratories, Pharmacology Research Laboratories I, Pharmacology Research Laboratories III, Development Research Center, Chemical Development Laboratories, Pharmaceutical Technology R&D Laboratories, Analytical Development Laboratories, Healthcare Research Laboratories (the above are located in Osaka City) Frontier Research Laboratories, Pharmacology Research Laboratories II (the above are located in Tsukuba City) Biotechnology Office (located in Hikari City)

Note 1. The above branches, plants and research centers are branches, plants and research centers of Ethical Drug Business (excluding Healthcare Research Laboratories of Consumer Healthcare Business).

Note 2. Kobe Branch was dissolved as of April 1, 2007.

(ii) Major Offices of the Principal Consolidated Subsidiaries and Affiliates

U.S.A.	Takeda America Holdings, Inc.	Head Office: New York, NY, U.S.A.
	Takeda Pharmaceuticals North America, Inc.	Head Office: Deerfield, IL, U.S.A.
	Takeda Global Research & Development Center Inc.	Head Office: Deerfield, IL, U.S.A.
	Takeda San Diego, Inc.	Head Office: San Diego, CA, U.S.A.
	Takeda Research Investment, Inc.	Head Office: Palo Alto, CA, U.S.A.
	TAP Pharmaceutical Products Inc.	Head Office: Lake Forest, IL, U.S.A.
Europe	Takeda Europe Holdings B.V.	Head Office: Amsterdam, Netherlands
	Takeda Pharmaceuticals Europe Limited	Head Office: London, U.K.
	Laboratoires Takeda	Head Office: Puteaux, France
	Takeda UK Limited	Head Office: Buckinghamshire, U.K.
	Takeda Pharma GmbH	Head Office: Aachen, Germany
	Takeda Pharma Ges.m.b.H	Head Office: Vienna, Austria
	Takeda Pharma AG	Head Office: Lachen, Switzerland
	Takeda Italia Farmaceutici S.p.A.	Head Office: Rome, Italy Plant: Cerano, Italy
	Takeda Cambridge Limited	Head Office: Cambridge, U.K.
	Takeda Global Research & Development Centre (Europe) Ltd.	Head Office: London, U.K.
	Takeda Ireland Limited	Head Office: Kilruddery, Ireland Plant: Kilruddery, Ireland
	Takeda Pharma Ireland Limited	Head Office: Dublin, Ireland Plant: Dublin, Ireland
Asia	Takeda Chemical Industries (Taiwan), Ltd.	Head Office: Taipei, Taiwan
	Tianjin Takeda Pharmaceuticals Co., Ltd.	Head Office: Beijing, China Plant: Tianjin, China
	P.T. Takeda Indonesia	Head Office: Jakarta, Indonesia Plant: Bekasi, Indonesia
	Takeda Singapore Pte Limtied (Singapore)	Head Office: Singapore
	Boie-Takeda Chemicals, Inc.	Head Office: Manila, Philippines
	Takeda (Thailand), Ltd.	Head Office: Bangkok, Thailand
Japan	Nihon Pharmaceutical Co., Ltd.	Head Office: Chiyoda-ku, Tokyo Plants: Narita City; and Izumisano City
	Takeda Healthcare Products Co., Ltd.	Head Office: Fukuchiyama City Plants: Fukuchiyama City
	Amato Pharmaceutical Products, Ltd.	Head Office: Fukuchiyama City Plants: Fukuchiyama City
	Wako Pure Chemical Industries, Ltd.	Head Office: Osaka City Plants: Kawagoe City; Toyohashi City; and Amagasaki City

Note: Except for Takeda Healthcare Products Co., Ltd. (Consumer Healthcare Business), Amato Pharmaceutical Products, Ltd. (Ethical Drug Business and Consumer Healthcare Business) and Wako Pure Chemical Industries, Ltd. (Other Business), the above subsidiaries and affiliates are subsidiaries and affiliates relating to the Ethical Drug Business.

(9) Employees (as of March 31, 2007)

(i) Number of employees of Takeda Group

Number of employees	Increase (decrease) from the previous fiscal year end
14,993	(76)

Note 1. The number of employees represents the number of working employees.

Note 2. Out of the above employees, 12,055 employees engage in the Ethical Drug Business, 421 employees engage in the Consumer Healthcare Business and 2,517 employees engage in the Other Business.

(ii) Number of employees of the Company

Number of employees	Increase (decrease) from the previous fiscal year end	Average age	Average length of employment (years)
5,653	(181)	40.9	18.4

Note 1. The number of employees represents the number of working employees.

Note 2. Out of the above employees, 5,141 employees engage in Ethical Drug Business, 269 employees engage in the Consumer Healthcare Business and 243 employees engage in the Other Business.

2. Common Stock of the Company (as of March 31, 2007)

(1) Total number of shares authorized to be issued by the Company 3,500,000,000 shares
(2) Total number of issued shares 889,272,395 shares
(including 29,812,905 shares of treasury stock)
(3) Number of shareholders 112,113
(4) Principal Shareholders

Name of Shareholder	Investment in the Company by shareholder	
	Number of shares held (thousands)	Percentage of total shares
Nippon Life Insurance Company	56,400	6.56
Japan Trustee Services Bank, Ltd. (Trust account)	50,682	5.90
The Master Trust Bank of Japan, Ltd. (Trust account)	43,782	5.09
State Street Bank and Trust Company 505103	20,659	2.40
The Dai-ichi Mutual Life Insurance Company	19,029	2.21
Takeda Science Foundation	17,912	2.08
The Chase Manhattan Bank NA London	16,926	1.97
The Chase Manhattan Bank NA London, Securities Lending Omnibus Account	15,903	1.85
Nomura Securities Co., Ltd.	15,527	1.81
BNP Paribas Securities (Japan) Limited	13,330	1.55

Note 1. Although the Company owns 29,813 thousand shares of treasury stocks, the Company is not included in the above list of principal shareholders.

Note 2. The percentage of total shares is based on the number of shares (859,459,490 shares) calculated by subtracting the number of treasury stocks from the total number of issued shares.

3. Executives of the Company

(1) Directors and Corporate Auditors (as of March 31, 2007)

Name	Position	Duty	Executive Position in Other Entities
Kunio Takeda	Chairman of the Board (Representative Director)		
Yasuchika Hasegawa	President (Representative Director)		Director of TAP Pharmaceutical Products Inc.
Makoto Yamaoka	Senior Managing Director	General Manager of Pharmaceutical Marketing Division	
Hiroshi Akimoto	Managing Director	Special Task	
Kiyoshi Kitazawa	Managing Director	General Manager of Strategic Product Planning Department	
Hiroshi Shinha	Director	General Manager of Legal Department	
Toyoji Yoshida	Director	General Manager of Corporate Communications Department	
Yuzuru Takagi	Full-Time Corporate Auditor		Corporate Auditor of Wako Pure Chemical Industries, Ltd.
Kiyoshi Taura	Corporate Auditor		Representative Attorney of the law firm of Kiyoshi Taura (*Taura-Kiyoshi-Houritsu-Jimusho*)
Yoichi Asakawa	Corporate Auditor		Certified Public Accountant of New York Representative Director of *Asakawa-Shoji*
Tadashi Ishikawa	Corporate Auditor		Senior Partner of Oh-Ebashi LPC & Partners

Note 1. Corporate Auditors, Kiyoshi Taura, Yoichi Asakawa and Tadashi Ishikawa, are Outside Corporate Auditors as prescribed in Item 16, Article 2 of the Company Law.

Note 2. Corporate Auditor, Yoichi Asakawa, is a certified public accountant of New York and has expert knowledge of finance and accounting.

Note 3. The following Director retired from office during this fiscal year:
Director: Takashi Soda (Retired on June 29, 2006)

Note 4. The following Executive changed his title as of April 1, 2007.
Senior Managing Director: Makoto Yamaoka
(General Manager of Corporate Strategy & Planning Department)

(2) Total Amount of Remuneration for Directors and Corporate Auditors

Directors 7: 756 million yen
Corporate Auditors 4: 82 million yen
(3 out of the 4 Corporate Auditors are Outside Corporate Auditors: 41 million yen)

Note 1. The following remuneration, expected amount of bonuses and reserve for retirement allowances for Directors and Corporate Auditors are included in the total amount of remuneration.
a. The remuneration is within 40 million yen per month for Directors (in accordance with the resolution of the 114th Ordinary General Meeting of Shareholders held on June 28, 1990) and 7 million yen per month for Corporate Directors (in accordance with the resolution of the 118th Ordinary General Meeting of Shareholders held on June 29, 1994).
b. The expected amounts of bonuses will be the amounts to be paid if the Sixth Proposal "Payment of bonus allowance to Directors and Corporate Auditors" (200 million yen for Directors and 13 million yen for Corporate Auditors) of this general meeting of shareholders is approved in its original form.
c. The reserve for retirement allowances for Directors and Corporate Auditors are the amounts accounted for in the fiscal year ended March 31, 2007 (153 million yen for Directors and 17 million yen for Corporate Auditors).

Note 2. The following amounts are not included in the total amount of remuneration.
a. Remuneration and bonuses paid for employee status to any Director who doubles as employee status.
b. Directors' retirement allowance paid to a Director who retired on June 29, 2006 (33 million yen).

(3) Outside Corporate Auditors

(i) Status of concurrent office as an executive director or outside director or corporate auditor of other companies

Name	Company and Post
Kiyoshi Taura	Outside Corporate Auditor of Marche Co., Ltd.
Yoichi Asakawa	Representative Director of *Asakawa-Shoji*
Tadashi Ishikawa	Outside Director of West Japan Railway Company

Note: Although, Yoichi Asakawa, a Corporate Auditor of the Company, is also a Director of *Asakawa-Shoji*, there are no dealings between *Asakawa-Shoji* and the Company.

(ii) Major activities during the fiscal year ended March 31, 2007

[Board of Directors]
There were 15 Meetings of the Board of Directors held in total (12 Ordinary Board of Directors' Meetings and three Extraordinary Board of Directors' Meetings) during the fiscal year ended March 31, 2007. Messrs. Kiyoshi Taura and Tadashi Ishikawa attended all of such meetings and Mr. Yoichi Asakawa attended 14 out of such 15 meetings. Each of the Outside Corporate Auditors asked questions actively and presented their recommendations from their professional perspective and have fulfilled their auditing function.

[Board of Corporate Auditors]
There were six Meetings of the Board of Corporate Auditors held in total during the fiscal year ended March 31, 2007. Messrs. Kiyoshi Taura, Yoichi Asakawa and Tadashi Ishikawa attended all of such meetings. Each of the Outside Corporate Auditors discussed and made decisions concerning material matters regarding auditing and exchanged their opinions concerning the audit result. In addition, one Corporate Auditors' Conference and eight Meetings of the Committee of Corporate Auditors were held, in which participants actively exchanged their opinions.

4. Independent Auditor

(1) Name of Independent Auditor Deloitte Touche Tohmatsu

(2) Amount of Remuneration, etc. of Independent Auditor for this Fiscal Year

(i)	Amount of remuneration, etc. for this fiscal year	110 million yen
(ii)	Total amount of money to be paid by the Company and the Subsidiaries, and other financial benefits	153 million yen

Note 1: As the audit agreement between the Company and its independent auditor does not differentiate the amount of remuneration for audit under the Company Law from the one for audit under the Securities and Exchange Law and such differentiation shall be impossible in practice, the above amounts show total remuneration for both audits.

Note 2: With respect to the subsidiaries and affiliates of the Company that are located overseas, among those set forth on pages 15 and 16 hereof, independent auditors other than the one of the Company are auditing their financial statements.

(3) Services, other than Auditing Services

The Company delegates to the independent auditor the services in respect of "taking the procedures agreed upon with the Company in respect of the internal control over the fund management services" and "giving instruction and advice concerning retirement benefits," both of which fall under services other than the services set forth in Article 2, Paragraph 1 of the Certified Public Accountants Law.

(4) Decision-Making Policy on Dismissal or Rejection of the Reappointment of Independent Auditor

According to the Company's policy, if the independent auditor is determined to fall under any of the events prescribed in each item of Paragraph 1, Article 340 of the Company Law, or if the independent auditor has an adverse effect on the audit practices of the Company, including, but not limited to, the case in which such independent auditor has its auditing license suspended, the independent auditor shall be dismissed.

In addition, the Company, taking into consideration an independent auditor's years of practice and other factors, shall determine whether or not the independent auditor will be reappointed.

5. Systems that Ensure Directors Comply with Laws and Regulations and the Company's Articles of Incorporation in Executing their Duties and Other Systems that Ensure an Appropriateness of its Operation

The Company has implemented the following measures for the internal control system, taking it as an important component of corporate governance functioning alongside risk management:

(1) System for retention and management of information in connection with the execution of the duties of directors

- The minutes of meetings of board of directors, requests for and approvals of managerial decisions and other information concerning the execution of duties of directors shall be appropriately retained and controlled in keeping with the term, the method and the place designated for category of information determined in accordance with the "Documents Management Regulations" in either form of hard copy or electromagnetic record and for ease of inspection.

(2) Risk management rules and other systems

- With respect to all risk factors, including major potential risks of the Company (research and development, intellectual property, decline of sales due to the expiration of patents, etc., side-effects, drop in prices caused by measures for constraint of cost of medicines, fluctuation of foreign exchange rates and outcome of litigation, etc.), the person(s) in charge of each organization unit shall control and manage these risk factors in each area of charge from the aspect of qualitative and quantitative criteria in designing and implementation of mid-term and annual plans and shall take all necessary measures or remedies available to avoid and minimize such risk factors, depending on the risk the Company is exposed to, in compliance with the countermeasures to cope therewith and any contingency plans.

- In order to prevent and respond to emergency situations, the Company shall appoint persons to be in charge of crisis management in each organization unit and persons to be in charge of crisis management in each local region and establish crisis management committee to design crisis management plans under "Crisis Management Rules".

(3) Systems that ensure the duties of directors are executed efficiently

- A system that enables the duties of directors to be executed appropriately and efficiently shall be ensured pursuant to the "Regulations of Board of Directors," "Regulations of Operating and Organization" and other internal regulations with respect to authorities and rules for decision-making.

(4) Systems that ensure directors and employees comply with laws and regulations and the Company's Articles of Incorporation in executing their duties

·In accordance with the "Compliance Implementation Rules" that provide for basic policies and procedures in relation to the implementation of the compliance program on ethical and legal requirements of the Company, the General Manager of the Legal Department shall be appointed as the Compliance Officer, and a Compliance Promotion Committee and Compliance Secretariat shall be established to promote the company-wide compliance policy.

·The "Voice of Takeda System" (interoffice notification/proposal system), a system established for the purpose of (i) reflecting the opinions and proposals of corporate executives and employees to the Company's compliance and (ii) protecting those who disclose information in the public interest, shall be fully utilized in compliance practices.

(5) Systems that ensure appropriateness of operations in Takeda Group

·The relevant divisions and departments, paying full respect to each company's autonomy and independence, shall monitor, manage and instruct each group company, on a daily basis, in compliance with the "Management of Affiliated Companies," which provides standards to ensure the appropriateness of the management of business operations and services in each group company. In addition, each division or department of the Company that provides specific functions shall improve the standards for business management, and give instructions and provide supervision in a cross-companies manner within the Group in accordance with the "Management Rules of Group Business Operation Standards".

·The relevant division and department, in conjunction with the Legal Department, shall design and enforce the compliance program for each group company.

·The Auditing Department, an interoffice auditing division under the direct control of the President of the Company, shall be responsible for overseeing and conduct regular internal audit of each division and department of the Company and each group company in cooperation or in part with the relevant division and department of the Company.

·The Auditing Department and the Accounting Department shall apply the "Control Self Assessment (CSA) Program" to each group company and each division and department of the Company, and thereby, the head of each company and each division and department of the Company shall conduct self-assessment of the status of the internal control over financial reporting and shall certify the appropriateness of its internal control by verifying that the enforcement of the improvement plan is in compliance with the warnings or assignment.

(6) Matters pertaining to employees who assist with the duties of corporate auditors and such employees' independence from directors, and a system to report to corporate auditors and a system that ensures an audit by corporate auditors is conducted effectively

Each of the items stated below shall be set forth in accordance with the "Audit Rules by Corporate Auditors":

·The office of corporate auditors shall be established to provide assistance to the corporate auditors in their duties and functions as a secretariat of the board of corporate auditors.

·Personnel matters with respect to the members of the office of corporate auditors shall be handled through consultations among the directors and the corporate auditors.

·A director shall notify to the board of corporate auditors those matters concerning the Company's basic management policy, plans and other material matters in advance (provided, however, that this shall not apply if corporate auditors attend a meeting of the board of directors or any other meeting at which such matter is discussed.)

·If a director becomes aware of a fact that might cause material damage to the Company, such director shall, without delay, notify such fact to the board of corporate auditors.

·A corporate auditor shall, upon a consultation with the President of the Company, attend important meetings, in addition to meetings of the board of directors, in order to gain a better understanding of the decision-making process with respect to material issues and the execution of operations.

·A corporate auditor may have access to important documents concerning the implementation of operations and may ask directors or employees to provide an explanation in respect thereof, whenever necessary.

****

Note to Business Report:
All monetary amounts indicated in the Business Report are rounded to the nearest unit.

CONSOLIDATED BALANCE SHEET

(As of March 31, 2007) (Millions of yen)

Item	Amount	Item	Amount
Current assets	**2,357,713**	**Current liabilities**	**442,407**
Cash and deposits	385,439	Notes and accounts payable	77,438
Notes and accounts receivable	261,975	Short-term loans	4,961
Marketable securities	1,414,497	Income taxes payable	100,734
Inventories	105,307	Accrued expenses	111,260
Deferred tax assets	139,223	Reserve for employees' bonuses	35,753
Other	51,807	Other reserves	8,228
Allowance for doubtful receivables	(535)	Other	104,032
Fixed assets	**714,788**	**Long-term liabilities**	**168,978**
Tangible fixed assets	**238,446**	Reserve for employees' retirement benefits	26,642
Buildings and structures	107,855	Reserve for retirement allowances for directors and corporate auditors	1,941
Machinery, equipment and carriers	53,313	Reserve for SMON compensation	4,315
Tools and fixtures	10,020	Deferred tax liabilities	124,689
Land	62,271	Other	11,392
Construction in progress	4,987	**Total liabilities**	**611,385**
Intangible fixed assets	**10,788**	**Shareholders' Equity**	**2,216,686**
Goodwill	4,656	Common stock	63,541
Other	6,132	Capital surplus	49,638
Investments and other assets	**465,554**	Retained earnings	2,297,438
Investment securities	394,645	Treasury stock	(193,932)
Long-term loans	245	**Valuation and translation adjustments**	**203,559**
Prepaid pension costs	23,750	Unrealized gain on available-for-sale securities	186,045
Real estates for lease	22,401	Deferred losses on derivatives under hedge accounting	(398)
Deferred tax assets	18,582	Foreign currency translation adjustments	17,912
Other	6,072	**Minority interests**	**40,871**
Allowance for doubtful accounts	(142)	**Total net assets**	**2,461,116**
TOTAL ASSETS	**3,072,501**	**TOTAL LIABILITIES AND NET ASSETS**	**3,072,501**

CONSOLIDATED STATEMENT OF INCOME

(April 1, 2006 to March 31, 2007) (Millions of yen)

Item	Amount
Net sales	**1,305,167**
Cost of sales	**279,662**
Gross Profit	**1,025,505**
Selling, general and administrative expenses	**567,005**
Operating income	**458,500**
Non-operating income	**140,161**
Interest and dividend income	56,244
Equity in earnings of affiliates	66,201
Other	17,715
Non-operating expenses	**13,642**
Interest expenses	247
Other	13,395
Ordinary income	**585,019**
Extraordinary gain	**40,360**
Gain on sales of fixed assets	4,321
Gain on sales of shares of affiliates	17,058
Gain on transfer of business	18,981
Income before income taxes and minority interests	**625,379**
Income taxes:	**285,844**
Current	243,842
Prior years	57,080
Deferred	(15,078)
Minority interests	**3,730**
Net income	**335,805**

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

(April 1, 2006 to March 31, 2007) (Millions of yen)

	Shareholders' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance as of March 31,2006	63,541	49,641	2,062,226	(3,046)	2,172,362
Changes during the fiscal year					
Cash dividends			(98,778)		(98,778)
Bonuses to directors and corporate auditors			(320)		(320)
Net income			335,805		335,805
Repurchase of treasury stock				(235,834)	(235,834)
Disposal of treasury stock		(3)	(1,495)	44,948	43,451
Net change in items other than shareholders' equity during fiscal 2006					—
Total changes during the fiscal year	—	(3)	235,212	(190,886)	44,323
Balance as of March 31, 2007	63,541	49,638	2,297,438	(193,932)	2,216,686

	Valuation and translation adjustments				Minority interests	Total net assets
	Unrealized gain on available-for-sale securities	Deferred gains or losses on derivatives under hedge accounting	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2006	171,844	—	4,224	176,068	47,193	2,395,623
Changes during the fiscal year						
Cash dividends						(98,778)
Bonuses to directors and corporate auditors						(320)
Net income						335,805
Repurchase of treasury stock						(235,834)
Disposal of treasury stock						43,451
Net change in items other than shareholders' equity during fiscal 2006	14,202	(398)	13,688	27,492	(6,322)	21,169
Total changes during the fiscal year	14,202	(398)	13,688	27,492	(6,322)	65,493
Balance as of March 31, 2007	186,045	(398)	17,912	203,559	40,871	2,461,116

[Summary of Significant Accounting Policies for the Consolidated Financial Statements]

1. Scope of Consolidation

(1) Number of consolidated subsidiaries: 46

Names of principal consolidated subsidiaries:

(Domestic) Wako Pure Chemical Industries, Ltd., Nihon Pharmaceutical Co., Ltd.

(Overseas) Takeda America Holdings, Inc., Takeda Pharmaceuticals North America, Inc., Takeda San Diego, Inc., Takeda Global Research and Development Center, Inc., Takeda Europe Holdings B.V., Takeda Pharmaceuticals Europe Limited, Laboratoires Takeda, Takeda UK Limited, Takeda Italia Farmaceutici S.p.A., Takeda Pharma GmbH, Takeda Cambridge Ltd., Takeda Global Research & Development Centre (Europe) Ltd., Takeda Ireland Limited and Takeda Pharma Ireland Limited.

(2) Number of consolidated subsidiaries increased and decreased:

Increased: 3 (increases caused by establishment and other)

Decreased: 3 (decreases caused by liquidation and other)

(3) Treatment in connection with the consolidated subsidiary with fiscal year end other than March 31

Out of the consolidated subsidiaries, the fiscal year of Tianjin Takeda Pharmaceuticals Co., Ltd. ends on December 31 of each year. In preparing the consolidated financial statements of Takeda Group, Tianjin Takeda Pharmaceuticals Co., Ltd. performed a hard close as of March 31, 2007.

2. Application of the Equity Method

(1) Number of affiliated companies accounted for by the equity method: 21

Names of principal affiliated companies accounted for by the equity method:

(Overseas) TAP Pharmaceutical Products Inc.

(2) Number of affiliated companies accounted for by the equity method increased and decreased:

Increased: 2 (increases caused by establishments)

Decreased: 1 (a decrease caused by transfer of shares)

(3) Treatment in connection with affiliated companies accounted for by the equity method with fiscal year end other than March 31

With respect to companies accounted for by the equity method whose fiscal years end other than March 31, financial statements of such companies for the most recent fiscal year are used. However, in the case of TAP Pharmaceutical Products Inc. whose fiscal year ends on December 31, in preparing the consolidated financial statements of Takeda Group, TAP Pharmaceutical Products Inc. performed a hard close as of March 31, 2007.

3. Significant Accounting Policies

(1) Valuation of Assets

1) Valuation of Securities

Trading securities:	Valued at fair value (Cost of securities sold is primarily calculated using the moving average method.)
Held-to-maturity securities:	Valued at amortized cost (straight-line method)
Available-for-sale securities	
With market value:	Valued at fair value at the balance sheet date (Unrealized gains and losses are included in net assets, and cost of securities sold is primarily calculated using the moving-average method.)
Without market value:	Valued at cost using primarily the moving-average method

2) Valuation of Derivatives — Valued at fair value

3) Valuation of Inventories

Merchandise, finished products, semi-finished products and work-in-process:	Valued primarily at the lower of cost or market, cost being calculated using the weighted average cost method
Raw materials and supplies:	Valued primarily at the lower of cost or market, cost being calculated using the moving-average method

(2) Depreciation of Tangible Fixed Assets and Real Estates for Lease

The Company and its domestic consolidated subsidiaries primarily use the declining-balance method. However, for buildings (excluding building improvements) acquired on or after April 1, 1998, the straight-line method is applied. Consolidated subsidiaries outside Japan primarily use the straight-line method. Estimated useful lives are mainly as follows:

Buildings and structures:	15-50 years
Machinery, equipment and carriers:	4-15 years

(3) Provision of Reserves

1) With respect to allowance for doubtful receivables, in order to account for potential losses from uncollectible notes and accounts receivable, the Company and its domestic consolidated subsidiaries provide reserve for uncollectible receivables based on historical loss ratios. Specific claims are evaluated in light of the likelihood of recovery and provision is made to the allowance for doubtful receivables in the amount deemed uncollectible. Foreign consolidated subsidiaries primarily provide for estimated unrecoverable losses on specific claims.

2) In order to appropriate funds for the payment of bonuses to employees, reserve for employees' bonuses is provided according to the expected amount of the payment for employees enrolled at the end of the fiscal year, based on the applicable period.

3) In order to cover payment of retirement benefits to employees, reserve for employees' retirement benefits is provided as follows:

- The Company provides reserve for retirement benefits based on the estimated value of the retirement benefit obligation as of the end of the fiscal year projected at the beginning of each fiscal year, deducting estimated fair value funded under the corporate pension plans (contributory and qualified pension plans).

- Four consolidated subsidiaries provide reserve for retirement benefits based on the estimated value of the retirement benefit obligation as of the end of the fiscal year projected at the beginning of each fiscal year, deducting estimated fair value funded under the corporate pension plans (qualified pension plans).

- Other consolidated subsidiaries provide reserve for retirement benefits equivalent to the amount that would be required to be paid if all eligible employees voluntarily terminated their employment as of the end of the fiscal year.

Prior service cost is amortized using the straight-line method over a fixed number of years (generally five years) within the average remaining years of service when obligations arise.

Unrecognized net actuarial gains and losses are expensed from the period of occurrence in proportional amounts, mainly on a straight-line basis over the fixed number of years (generally five years) within the average remaining service time in each period when obligations arise.

(Additional information)
The Company reviewed the existing retirement benefit program and decided to transfer part of a defined benefit lump sum retirement payment plan to a defined contribution pension plan. As a result of such transfer, approximately 1 billion yen is expected to be accounted for as extraordinary gain for the next fiscal year.

4) In order to cover payment of retirement bonuses to directors, reserve for retirement bonuses for directors and corporate auditors is stated as the amount to be paid in accordance with the Company's internal regulations.

5) Reserve for SMON compensation is stated at an amount calculated in accordance with the Memorandum Regarding the Settlements and the settlements entered into with the Nationwide Liaison Council of SMON Patients' Associations, etc. in September 1979, in order to prepare for the future costs of health care and nursing with regard to the subjects of the settlements applicable to the Company as of the balance sheet date.

(4) Other Significant Accounting Policies for the Consolidated Financial Statements

1) Hedge Accounting

a. Methods of hedge accounting
Takeda Group uses deferred hedging. However, under certain conditions, forward exchange transactions and interest rate swaps are accounted for as if each hedging instrument and hedged item were one combined financial instrument.

b. Hedging instruments, hedged items and hedging policies
Takeda Group uses interest rate swaps and option transactions to hedge a portion of cash flow related to future investment income that is linked to short-term variable interest rates. In addition, Takeda Group uses forward foreign exchange transactions and currency options to hedge a portion of foreign currency-denominated transactions that can be individually recognized and are financially material. These hedge transactions are conducted in accordance with established regulations regarding scope of usage and standards for selection of counterparty financial institutions.

c. Method of assessing effectiveness of hedges
Preliminary testing is conducted using statistical methods such as regression analysis, and post-testing is conducted using ratio analysis.

2) Accounting for Lease Transactions
Finance lease transactions other than those in which the ownership of the leased property is deemed to be transferred to the lessee are accounted for as operating lease transactions.

3) Disclosed Amount
All amounts shown are rounded to the nearest million yen, i.e., not less than a half of a million is rounded up to a full one million and less than a half of a million is disregarded.

4) Consumption taxes
Consumption taxes are excluded from items in the consolidated statement of income.

4. Valuation of Assets and Liabilities of Consolidated Subsidiaries
The assets and liabilities of consolidated subsidiaries are valued using the partial mark-to-market method.

5. Changes to Significant Accounting Policies for the Consolidated Financial Statements

(1) Accounting Standard for Presentation of Net Assets in the Balance Sheet

From the fiscal year ended March 31, 2007, the Company has adopted the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" and the "Guidelines on Accounting Standard for Presentation of Net Assets in the Balance Sheet". The amount of total shareholders' equity calculated in according with the prior standard is 2,420,643 million yen.

(2) Valuation of Assets and Liabilities of Consolidated Subsidiaries
In the previous fiscal year, assets and liabilities of consolidated subsidiaries were valued using the full mark-to-market method. From the fiscal year ended March 31, 2007, the assets and liabilities of consolidated subsidiaries are valued using the partial mark-to-market value method. During the fiscal year ended March 31, 2007, the Company acquired additional shares of subsidiaries engaged in the real estate business. Under the full mark-to-market value method, the difference between the amount of the investment made by the Company for the acquisition of such additional shares and the book value of the corresponding net assets of the subsidiaries would have been recorded as "Goodwill" in the consolidated balance sheet. However, such difference was primarily a result of an increase in the market value of land and other assets held by the subsidiaries. Accordingly, the Company deemed it appropriate to allocate the difference to land and other assets by using the partial mark-to-market value method in order to accurately state the economic status of the transaction to acquire additional shares in the financial statements. As a result of such change in valuation method, the operating income, ordinary income and net income increased by 4,924 million yen, respectively in the consolidated statement of income.

(3) Accounting Standard for Business Combination
From the fiscal year ended March 31, 2007, Takeda Group has adopted the "Accounting Standard for Business Combination", the "Accounting Standard for Business Divestitures", and the "Guidelines on Accounting Standard for Business Combination and Accounting Standard for Business Divestiture".

(4) Changes in Presentation in the Consolidated Balance Sheet
The presentation of the "Goodwill" in the consolidated balance sheet was changed in Japanese only. English translation has not been changed.

[Notes to Consolidated Balance Sheet]

1. Assets pledged as collateral and secured liabilities
   (1) Assets pledged as collateral

Time deposit	¥21 million
Tangible fixed assets	¥5,586 million
Total	¥5,607 million

   (2) Secured liabilities

Accounts payable	¥14 million
Bonds	¥300 million
Long term debt	¥1,550 million
Total	¥1,864 million

2. Accumulated depreciation on assets

Tangible fixed assets	¥382,242 million
Real estates for lease	¥5,699 million

3. Guarantees
   Takeda Group has given guarantees for loans taken by the following person from financial institutions:

Employees of Takeda Pharmaceutical Company Limited	¥2,753 million
Other	¥173 million
Total	¥2,926 million

4. Endorsed trade notes receivable ¥15 million

[Notes to Consolidated Statement of Income]

1. Research and development costs ¥193,301 million

2. Income taxes
   The amount of 57,080 million yen of additional taxes resulted from the correction for transfer pricing taxation regarding the product supply transaction between the Company and TAP Pharmaceutical Products Inc. is presented as "Income taxes – Prior years". There are no additional income taxes accrued for the fiscal years that have not been subject to tax audit.

[Notes to Consolidated Statement of Changes in Net Assets]

1. Class and total number of shares issued as of March 31, 2007
   Common Stock 889,272 thousand shares

2. Dividends
   (1) Amount of dividends paid

Resolutions	Class of Shares	Total Amount of Dividends	Dividends per Share	Record Date	Effective Date
Ordinary General Meeting of Shareholders (June 29, 2006)	Common Stock	¥46,749 million	¥53.00	March 31, 2006	June 29, 2006
Meeting of Board of Directors (November 6, 2006)	Common Stock	¥52,029 million	¥60.00	September 30, 2006	December 8, 2006
Total		¥98,778 million			

   (2) Dividends of which the record date is in the fiscal year ended March 31, 2007 and the effective date is in the following fiscal year

Matters with respect to dividends on shares of common stock were proposed as the proposal to Ordinary General Meeting of Shareholders to be held on June 28, 2007 as follows.

(i)	Total amount of dividends	¥58,443 million
(ii)	Dividends per share	¥68.00
(iii)	Record date	March 31, 2007
(iv)	Effective date	June 29, 2007

In addition, dividends will be paid from retained earnings.

[Per Share Information]

1. Net assets per share	¥2,816.28
2. Net income per share	¥386.00

[Significant Subsequent Events]

1. In April 2007, the Company transferred all of its shares of Takeda-Kirin Foods Corporation, a 34%-owned affiliated company of the Company, and Wyeth K.K., a 20%-owned affiliated company of the Company, in accordance with the joint-venture agreement with Kirin Brewery Company, Limited and the share transfer agreement with Wyeth, U.S., respectively. The amount of consideration for such transfer totaled approximately 31 billion yen and a gain on sales of shares, totaling approximately 28 billion yen, is expected to be accounted for in the fiscal year ending March 31, 2008.

[Business Combination and Divestiture]

1. Share Exchange
   (1) Name of the companies, legal structure of business combination and outline of the transaction

   - Name of the companies:
     (i) Combining Company: Takeda Pharmaceutical Company Limited (the Company)
     (ii) Combined Company: Daiwa Real Estate Company, Ltd. ("Daiwa")
   - Legal structure of business combination: Share exchange
   - Outline of the transaction: On May 11, 2006, the Company entered into a share exchange agreement with Daiwa, a 50%-owned consolidated subsidiary of the Company, to convert Daiwa into a wholly-owned subsidiary for the purpose of improving operational agility and flexibility. The Company executed the share exchange on June 23, 2006. As a result of this transaction, Shinwa Real Estate Company, Ltd., a consolidated subsidiary owned 50% each by the Company and Daiwa, also became a wholly-owned subsidiary of the Company.

   (2) Outline of the accounting
   As such share exchange was a transaction with minority shareholders, the equity interest corresponding to the additional acquisition of shares were deducted from the minority interest. The difference between the amount of additional investment and the decrease in minority interest was accounted for as goodwill.

   (3) Additional acquisition of subsidiary's shares
   - Acquisition costs and breakdown thereof
     The cost incurred for the additional acquisition of Daiwa's shares was 43,429 million yen, which was fully paid by treasury stock of the Company.
   - Share exchange ratio
     Share exchange ratio of shares of the Company to shares of Daiwa is 1: 634
   - Number and valuation of shares allocated
     Number of shares allocated: 6,340,000 shares
     Valuation of shares: ¥43,429 million

- Amount of goodwill

Takeda Group recognized goodwill of 2,288 million yen, which Takeda Group will amortize by straight-line method over 5 years.

2. Business Divestiture

(1) Name of the companies, description of business divested and outline of the business divestiture

- Name of the Company to which business was transferred: House Foods Corporation
- Description of divested business:

The food and beverage business of Takeda Food Products, Ltd.

- Outline of the business divestiture:

On April 3, 2006, as a part of the restructuring of non-pharmaceutical business of Takeda Group, Takeda Food Products, Ltd. ("Takeda Food"), a wholly-owned consolidated subsidiary of the Company, established House Wellness Foods Corporation, Ltd. ("House Wellness Foods") through a corporate division. The food and beverage business of Takeda Food was transferred to House Wellness Foods. On the same day, Takeda Food transferred 66% of shares of House Wellness Foods to House Foods Corporation and 34% of such shares to the Company.

(2) Outline of the accounting

The amount of 18,981 million yen, calculated by deducting unrealized gain from the difference between the book value of House Wellness Foods shares acquired by Takeda Food and the amount paid in consideration of such transfer, was accounted for as extraordinary gain on transfer of business in the consolidated statement of income of Takeda Group.

[Accounting for Deferred Income Taxes]

1. Major components of deferred tax assets and liabilities

	(Millions of yen)
(Deferred tax assets)	
Deferred tax assets (current)	
Reserve for employees' bonuses	10,324
Research and development costs	44,576
Enterprise taxes	10,024
Unrealized intercompany profits	12,835
Other	63,451
Deferred tax assets (current) - total	141,210
Deferred tax assets (non-current)	
Reserve for employees' retirement benefits	9,697
Other	57,195
Deferred tax assets (non-current) - subtotal	66,892
Valuation allowance	(3,443)
Deferred tax assets (non-current) - total	63,449
Total deferred tax assets	204,659
(Deferred tax liabilities)	
Deferred tax liabilities (current)	
Unrealized gain on available-for-sale securities	(3)
Other	(1,984)
Deferred tax liabilities (current) - total	(1,987)
Deferred tax liabilities (non-current)	
Unrealized gain on available-for-sale securities	(120,558)
Undistributed earnings of foreign subsidiaries and affiliates	(26,999)
Reserve for reduction of fixed assets	(13,352)
Other	(8,647)
Deferred tax liabilities (non-current) - total	(169,555)
Total deferred tax liabilities	(171,542)
Net deferred tax assets	33,117

2. The effective income tax rates of the companies after application of deferred tax accounting differed from the statutory tax rate for the following reasons:

	(%)
Domestic statutory tax rate	40.9
(Adjustments)	
Expenses not deductible for tax purposes	0.5
Equity in earnings of affiliates	(3.3)
Non-taxable dividend income	(0.1)
Tax credits primarily for research and development costs	(1.2)
Correction for transfer pricing taxation	9.1
Other	(0.2)
Effective tax rate after application of deferred tax accounting	45.7

[Accounting for Retirement Benefits]

1. Description of retirement benefit program adopted
   The Company and its consolidated subsidiaries have adopted a defined benefit plan comprising of a contributory pension plan, a qualified pension plan and a lump-sum retirement payment.

2. Retirement benefit obligation

	(Millions of yen)
a. Projected benefit obligation	(257,554)
b. Fair value of plan assets	293,967
c. Funded status (a + b)	36,413
d. Unrecognized actuarial gains and losses	(25,681)
e. Unrecognized prior service cost	(13,623)
f. Net liability (c+d+e)	(2,892)
g. Prepaid pension costs	23,750
h. Reserve for retirement benefits (f-g)	(26,642)

Note: Some consolidated subsidiaries adopt the simplified method in calculating the retirement benefit obligation.

3. Retirement benefit costs

	(Millions of yen)
a. Service cost (Note 2)	5,124
b. Interest cost	5,290
c. Expected return on plan assets	(5,776)
d. Recognized actuarial gains and losses	(2,541)
e. Amortization of prior service cost	(683)
f. Net periodic retirement benefit costs (a + b + c + d + e)	1,414

Notes: 1. The portion of cost for seconded employees which was borne by the companies at which such employees work is deducted.
2. Retirement benefit costs of consolidated subsidiaries that adopt a simplified method are stated in "a. Service cost".

4. Basis of calculation of retirement benefit obligation

a. Periodic allocation method for projected benefits:	Straight-line standard
b. Discount rate:	2.0% to 2.3%
c. Expected rate of return on plan assets:	1.5% to 2.5%
d. Recognition period of prior service cost :	Generally five years (using the straight-line method over the fixed number of years within the average remaining years of service time when obligations arise)
e. Recognition period of actuarial gains and losses:	Generally five years (expensed from the period of occurrence, mainly using the straight-line method over the fixed number of years within the average remaining years of service when obligations arise)

NON-CONSOLIDATED BALANCE SHEET

(As of March 31, 2007) (Millions of yen)

Item	Amount	Item	Amount
Current assets	**1,068,513**	**Current liabilities**	**315,725**
Cash and deposits	167,742	Notes payable	135
Notes receivable	8,895	Accounts payable	49,272
Accounts receivable	177,190	Other payable and accrued expenses	145,163
Marketable securities	518,693	Income taxes payable	82,643
Merchandise and products	26,655	Consumption tax payable	1,212
Work-in-process and semi-finished products	23,806	Deposits received	6,556
Materials	15,367	Reserve for loss on sales return	664
Advances	2,022	Reserve for sales rebates	6,349
Advance payments and prepaid expenses	2,159	Reserve for sales promotion	509
Deferred tax assets	111,396	Reserve for employees' bonuses	22,392
Other	14,609	Reserve for bonuses for directors and corporate auditors	213
Allowance for doubtful receivables	(22)	Other	617
Fixed assets	**976,805**	**Long-term liabilities**	**74,192**
Tangible fixed assets	**104,025**	Reserve for employees' retirement benefits	14,237
Buildings and structures	58,699	Reserve for retirement allowances for directors and corporate auditors	1,174
Machinery and equipment	20,782	Reserve for SMON compensation	4,315
Vehicles and carriers	70	Deferred tax liabilities	53,442
Tools and fixtures	2,379	Other	1,025
Land	20,800	**Total liabilities**	**389,917**
Construction in progress	1,296	**Shareholders' Equity**	**1,525,365**
Intangible fixed assets	**35**	Common stock	63,541
Investments and other assets	**872,745**	Capital surplus	49,638
Investment securities	254,582	Additional paid-in capital	49,638
Shares of subsidiaries and affiliates	472,662	Retained earnings	1,606,104
Contributions to subsidiaries and affiliates	43,129	Legal reserve	15,885
Long-term deposits	56,147	Other retained earnings	1,590,219
Long-term loans	39	Reserve for retirement benefits	5,000
Long-term prepaid expenses	122	Reserve for dividends	11,000
Prepaid pension costs	23,750	Reserve for research and development	2,400
Real estates for lease	22,401	Reserve for capital improvements	1,054
Allowance for doubtful accounts	(88)	Reserve for promotion of exports	434
		Reserve for special depreciation	948
		Reserve for reduction of fixed assets	16,486
		General reserve	1,192,500
		Unappropriated retained earnings at the end of the fiscal year	360,397
		Treasury stock	(193,918)
		Valuation and translation adjustments	**130,036**
		Unrealized gain on available-for-sale securities	130,333
		Deferred losses on derivatives under hedge accounting	(297)
		Total net assets	**1,655,400**
TOTAL ASSETS	**2,045,317**	**TOTAL LIABILITIES AND NET ASSETS**	**2,045,317**

NON-CONSOLIDATED STATEMENT OF INCOME

(April 1, 2006 to March 31, 2007) (Millions of yen)

Item	Amount
Net sales	**869,068**
Cost of sales	**221,188**
Gross Profit	**647,880**
Selling, general and administrative expenses	**300,228**
Operating income	**347,652**
Non-operating income	**40,980**
Interest and dividend income	29,565
Interest on securities	1,477
Other	9,938
Non-operating expenses	**10,256**
Interest expenses	138
Other	10,117
Ordinary income	**378,377**
Extraordinary gain	**29,176**
Gain on sales of fixed assets	2,261
Gain on sales of shares of affiliates	19,395
Gain from elimination of shares of merged companies	7,520
Income before income taxes	**407,553**
Income taxes:	**187,740**
Current	142,583
Prior years	57,080
Deferred	(11,923)
Net income	**219,813**

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

(April 1, 2006 to March 31, 2007) (Millions of yen)

	Shareholders' equity									Valuation and translation adjustments			
		Capital surplus			Retained earnings								
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings	Total retained earnings	Treasury stock	Total shareholders' equity	Unrealized gain on available-for-sale securities	Deferred gains or losses on derivatives under hedge accounting	Total valuation and translation adjustments	Total net assets
Balance as of March 31, 2006	63,541	49,638	3	49,641	15,885	1,471,265	1,487,150	(2,817)	1,597,515	130,927	–	130,927	1,728,443
Changes during the fiscal year													
Cash dividends (Note)						(47,103)	(47,103)		(47,103)				(47,103)
Cash dividends						(52,029)	(52,029)		(52,029)				(52,029)
Bonuses to directors and corporate auditors						(233)	(233)		(233)				(233)
Provision for reserve for special depreciation (Note)									–				–
Provision for reserve for reduction of fixed assets (Note)									–				–
Provision for general reserve (Note)									–				–
Reversal of reserve for special depreciation (fiscal year 2006)									–				–
Provision for reserve for reduction of fixed assets (fiscal year 2006)									–				–
Net income						219,813	219,813		219,813				219,813
Repurchase of treasury stock								(236,050)	(236,050)				(236,050)
Disposal of treasury stock			(3)	(3)		(1,495)	(1,495)	44,948	43,451				43,451
Net change in items other than shareholders' equity during fiscal 2006									–	(594)	(297)	(892)	(892)
Total changes during the fiscal year	–	–	(3)	(3)	–	118,954	118,954	(191,102)	(72,150)	(594)	(297)	(892)	(73,042)
Balance as of March 31, 2007	63,541	49,638	–	49,638	15,885	1,590,219	1,606,104	(193,918)	1,525,365	130,333	(297)	130,036	1,655,400

*Breakdown of other retained earnings

	Reserve for retirement benefits	Reserve for dividends	Reserve for research and development	Reserve for capital improvements	Reserve for promotion of exports	Reserve for special depreciation	Reserve for reduction of fixed assets	General reserve	Unappropriated retained earnings	Total
Balance as of March 31, 2006	5,000	11,000	2,400	1,054	434	1,427	15,365	1,072,500	362,085	1,471,265
Changes during the fiscal year										
Cash dividends (Note)									(47,103)	(47,103)
Cash dividends									(52,029)	(52,029)
Bonuses to directors and corporate auditors (Note)									(233)	(233)
Provision for reserve for special depreciation (Note)						77			(77)	–
Provision for reserve for reduction of fixed assets (Note)							68		(68)	–
Provision for general reserve (Note)								120,000	(120,000)	–
Reversal of reserve for reduction of fixed assets (fiscal year 2006)						(556)			556	–
Provision for reserve for special depreciation (fiscal year 2006)							1,052		(1,052)	–
Net income									219,813	219,813
Repurchase of treasury stock										–
Disposal of treasury stock									(1,495)	(1,495)
Net change in items other than shareholders' equity during fiscal 2006										–
Total changes during the fiscal year	–	–	–	–	–	(479)	1,121	120,000	(1,688)	118,954
Balance as of March 31, 2007	5,000	11,000	2,400	1,054	434	948	16,486	1,192,500	360,397	1,590,219

Note: Items for appropriation of retained earnings at the General Meeting of Shareholders held in June 2006.

[Significant Accounting Policies]

1. Valuation of Assets

(1) Valuation of Securities

Held-to-maturity securities:	Valued at the amortized cost method (straight-line method)
Shares of subsidiaries and affiliates:	Valued at cost using the moving-average method
Available-for-sale securities	
With market values:	Valued at fair value at the balance sheet date (Unrealized gains and losses are included in net assets, and cost of securities sold is calculated using the moving-average method.)
Without market values:	Valued at cost using the moving-average method

(2) Valuation of Derivatives: Valued at fair value

(3) Valuation of Inventories

Merchandise:	Valued at the lower of cost or market, cost being calculated using the weighted average cost method
Finished products:	Valued at cost using the weighted average cost method
Work-in-process and semi-finished products:	Same as the above
Raw materials:	Valued at the lower of cost or market, cost being calculated using the moving-average method

2. Depreciation of Tangible Fixed Assets and Real Estates for Lease:

Declining-balance method; provided that the straight-line method is applied for buildings (excluding building improvements) acquired on or after April 1, 1998.
Estimated useful lives are mainly as follows:

Buildings and structures:	15-50 years
Machinery, equipment and carriers:	4-15 years

3. Provision of Reserves

(1) With respect to allowance for doubtful receivables, in order to account for potential losses from uncollectible notes and accounts receivable, the Company provides reserve for uncollectible receivables based on historical loss ratios. Specific claims are evaluated in light of the likelihood of recovery and provision is made to the allowance for doubtful receivables in the amount deemed uncollectible.

(2) Reserve for loss on sales return is stated as the aggregate amount of profits from sales and cost of damaged products calculated based on past returns in order to account for potential losses on sales returns.

(3) Reserve for sales rebates is stated at an amount calculated based on the past results in order to provide for sales rebates on goods sold.

(4) Reserve for sales promotion is stated as the amount calculated by multiplying the delivered amounts to retailers by the rate of the payment based on the past results in order to cover expenditures for sales promotions to be conducted for product sales.

(5) Reserve for employees' bonuses is stated at the projected amount of bonuses required to be paid to eligible employees at the balance sheet date based on the applicable payment period.

(6) In order to cover payment of bonuses to directors and corporate auditors, the reserve for bonuses for directors and corporate directors is stated as the projected amount to be paid.

(7) Reserve for employees' retirement benefits is based on the present value of the projected retirement benefit obligation as of the balance sheet date estimated at the beginning of the fiscal year, less the estimated amounts of the fair value of pension assets of the corporate pension plans (the contributory pension plan and the qualified pension plan) in order to cover payment of retirement benefit to employees.
Prior service cost is amortized using the straight-line method over a fixed number of years (generally five years) within the average remaining years of service when obligations arise.
Unrecognized net actuarial gains and losses are expensed from the period of occurrence in proportional amounts, mainly on a straight-line basis over the fixed number of years (generally five years) within the average remaining service time in each period when obligations arise.
(Additional information)
The Company reviewed the existing retirement benefit program and decided to transfer part of a defined benefit lump sum retirement payment plan to a defined contribution pension plan. As result of such transfer, approximately 1 billion yen is expected to be accounted for as extraordinary gain for the next fiscal year.

(8) Reserve for retirement benefits for directors and corporate auditors is stated at the estimated amount to be paid as of the balance sheet date in accordance with the Company's internal regulations.

(9) Reserve for SMON compensation is stated at an amount calculated in accordance with the Memorandum Regarding the Settlements and the settlements entered into with the Nationwide Liaison Council of SMON Patients' Associations, etc. in September 1979, in order to prepare for the future costs of health care and nursing with regard to the subjects of the settlements applicable to the Company as of the balance sheet date.

4. <u>Other Significant Accounting Policies for the Non-Consolidated Financial Statements</u>

1) Hedge Accounting
   a. Methods of hedge accounting
      The Company uses deferred hedging. Under certain conditions, forward exchange transactions are accounted for as if each hedging instrument and hedged item were one combined financial instrument.

   b. Hedging instruments, hedged items and hedging policies
      The Company uses Yen-denominated interest rate swaps to hedge a portion of cash flow related to future investment income that is linked to short-term variable interest rates.
      In addition, the Company uses forward foreign exchange transactions to hedge a portion of foreign currency denominated transactions that can be individually recognized and are financially material. These hedge transactions are conducted in accordance with established regulations regarding the scope of usage and standards for selection of counterparty financial institutions.

   c. Method of assessing effectiveness of hedges
      Preliminary testing is performed using statistical methods such as regression analysis, and post-testing is performed using ratio analysis.

2) Accounting for Lease Transactions

Finance lease transactions other than those in which the ownership of the leased property is deemed to be transferred to the lessee are accounted for as operating lease transactions.

3) Disclosed Amount
All amounts shown are rounded to the nearest million yen, i.e., not less than a half of a million is rounded up to a full one million and less than a half of a million is disregarded.

4) Consumption taxes
Consumption taxes are excluded from items in the statement of income.

5. Changes to Significant Accounting Policies

(1) Accounting Standards for Presentation of Net Assets in the Balance Sheet
From the fiscal year ended March 31, 2007, the Company has adopted the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" and the "Guidelines on Accounting Standards for Presentation of Net Assets in the Balance Sheet". The amount of total shareholders' equity calculated in accordance with the prior standards is 1,655,698 million yen.

(2) Accounting Standards for Business Combination
From the fiscal year ended March 31, 2007, the Company has adopted the "Accounting Standards for Business Combination" and the "Guidelines on Accounting Standard for Business Combination and Accounting Standard for Business Divestiture"

(3) Accounting Standards for Directors' Bonus
From the fiscal year ended March 31, 2007, the Company has adopted the "Accounting Standard for Directors' Bonus". This resulted in a decrease of 213 million yen in operating income, ordinary income and income before income taxes compared to the amount calculated in accordance with the prior standard.

[Notes to Non-Consolidated Balance Sheet]

1. Accumulated depreciation on assets:

Tangible fixed assets	¥255,491 million
Real estate for lease	¥5,699 million

2. Guarantees:
   The Company has given guarantees for the loans taken by the following person from financial institutions:

Employees of Takeda Pharmaceutical Company Limited	¥2,753 million

3. Receivables from and Payables to subsidiaries and affiliates

Short-term receivables:	¥27,581 million
Long-term receivables:	¥52,506 million
Short-term payables:	¥43,105 million
Long-term payables:	¥808 million

[Notes to Non-Consolidated Statement of Income]

1. Transactions with subsidiaries and affiliates

Operating transactions	
Sales:	¥201,912 million
Purchases:	¥96,941 million
Other:	¥84,352 million
Non-operating transactions:	
Non-operating income and extraordinary gain	¥38,422 million
Non-operating expenses	¥472 million

2. Research and development costs: ¥151,945 million

3. Income taxes
   The amount of 57,080 million yen of additional taxes resulted from correction for transfer pricing taxation regarding product supply transaction between the Company and TAP Pharmaceutical Products Inc. is presented as "Income taxes - Prior years". There are no additional income taxes accrued for the fiscal years that have not been subject to tax audit.

[Notes to Non-Consolidated Statement of Changes in Net Assets]

1. Class and total number of treasury stock as of March 31, 2007

Common Stock	29,813 thousand shares

[Fixed Assets under Finance Lease]

1. In addition to the fixed assets in the non-consolidated balance sheet, part of the business equipment is used under the finance lease agreement without transfer of ownership.

[Per Share Information]

1. Net assets per share ¥1,926.09

2. Net income per share ¥252.12

[Significant Subsequent Events]

1. In April 2007, the Company transferred all of its shares of Takeda-Kirin Foods Corporation, a 34%-owned affiliated company of the Company, and Wyeth K.K., a 20%-owned affiliated company of the Company, in accordance with the joint-venture agreement with Kirin Brewery Company, Limited and the share transfer agreement with Wyeth, U.S., respectively. The amount of consideration for such transfer totaled approximately 31 billion yen and a gain on sales of shares, totaling approximately 28 billion yen, is expected to be accounted for in the fiscal year ending March 31, 2008.

[Transactions with Related Parties]

1. Subsidiaries and Affiliates

	Name of the company	Percentage of ownership of the voting rights	Relationship between the Company and the Related Parties	Transaction	Amount of Transaction	Item	Balance as of March 31, 2007
Subsidiary	Takeda Europe Holdings B.V.	Directly owned 100% of the voting rights by the Company	-Some officer(s) have concurrently served as officer(s) or employee(s) of the Company	Contribution in kind [1]	¥32,935 million	-	-
Subsidiary	Daiwa Real Estate Company, Ltd. ("Daiwa")	Directly owned 50% of the voting rights by the Company Directly owning 0.7% of the Company's voting rights	-Renting of lands and buildings owned by Daiwa -Some officer(s) have concurrently served as officer(s) or employee(s) of the Company	Share exchange [2]	¥43,429 million	-	-
Subsidiary	Takeda Pharmaceuticals North America, Inc.	Indirectly owned 100% of the voting rights by the Company	-Sale of products of the Company -Some officer(s) have concurrently served as officer(s) or employee(s) of the Company	Non-operating transaction	-	Long-term deposits	¥50,704 million
Affiliate	TAP Pharmaceutical Products Inc.	Indirectly owned 50% of the voting rights by the Company	-Sale of products of the Company -Some officer(s) have concurrently served as officer(s) or employee(s) of the Company	Sale of ethical drugs [3]	¥90,615 million (including royalty income)	Accounts receivable	¥4,602 million
Affiliate	Wyeth K.K.	Directly owned 20% of the voting rights by the Company	-Purchase of products -Some officer(s) have concurrently served as officer(s) or employee(s) of the Company.	Purchase of ethical drugs [3]	¥65,172 million	Accounts payable	¥14,426 million

Terms of the transactions and the policies on decision made for the terms of transactions

Note 1. The Company contributed its subsidiaries' shares it held. The amount of transaction is the book value of such shares in the Company.

Note 2. - At the time of the share exchange (June 23, 2006), the Company, the extended family of a director and another individual directly held 50%, 30% and 20% of the voting rights of Daiwa, respectively.

- In connection with the share exchange between the Company and Daiwa, 6,340 thousand shares of common stock of the Company were allocated to shareholders of Daiwa (not including the Company). As a result of such transaction, the Company now holds 100% of the voting rights of Daiwa.
- The share exchange ratio between the Company and Daiwa is decided after consultation between both parties based on the fair market value of the two companies as well as taking into consideration an opinion by a third party.

Note 3. Price and other terms of transactions are decided after negotiation between both parties taking into consideration the current market price and other factors.

[Business Combination]

1. Share Exchange
Please refer to the statements in the [Notes on Business Combination and Divestiture] in the Consolidated Financial Statements.

2. Merger
(1) Name of the companies, legal structure of business combination and outline of the transaction
- Name of the companies:
(i) Combining Company: Takeda Pharmaceutical Company Limited (the Company)
(ii) Combined Companies: Daiwa Holdings, Inc. and Shinwa Holdings, Inc.
- Legal structure of business combination: Merger
- Outline of the transaction:
With respect to Daiwa Estate Company, Ltd. and Shinwa Estate Company, Ltd., that were converted into wholly-owned subsidiaries of the Company through the above-mentioned share exchange, both companies have divested the real estate companies (Daiwa Estate Company, Ltd.and Shinwa Estate Company, Ltd.) by corporate division (corporate division in which new company is incorporated (*shinsetsu-bunkatsu*)). The non-real estate companies after such divestiture (renamed to Daiwa Holdings, Inc. and Shinwa Holdings, Inc.), were merged into the Company in order to improve the operational efficiency of Takeda Group. There is no issuance of new shares or increase in capital of the Company in connection with such merger.

(2) Outline of the accounting
The assets and liabilities transferred from Daiwa Holdings, Inc. and Shinwa Holdings, Inc. to the Company are accounted for based on the appropriate book value set forth in the Accounting Standards for Business Combination and other standards or guidelines. In addition, an amount of 7,520 million yen, the difference between the shares of such subsidiaries and increased shareholders' equity, is accounted for as gain from the elimination of shares of merged companies in the extraordinary gain.

[Accounting for Deferred Income Taxes]

1. Major components of deferred tax assets and deferred tax liabilities:

	(Millions of yen)
(Deferred tax assets)	
Deferred tax assets (current)	
Reserve for employees' bonuses	9,159
Research and development cost	43,890
Enterprise taxes	9,768
Reserve for sales rebates	2,597
Other	45,985
Deferred tax assets (current) - subtotal	111,399
Deferred tax assets (non-current)	
Reserve for employees' retirement benefits	5,823
Excess depreciation of tangible fixed assets	8,444
Other	34,572
Deferred tax assets (non-current) - subtotal	48,839
Total deferred tax assets	160,238
(Deferred tax liabilities)	
Deferred tax liabilities (current)	
Unrealized gain on available-for-sale securities	(3)
Deferred tax liabilities (current) - subtotal	(3)
Deferred tax liabilities (non-current)	
Unrealized gain on available-for-sale securities	(90,306)
Reserve for reduction of fixed assets	(11,319)
Other	(656)
Deferred tax liabilities (non-current) - subtotal	(102,281)
Total deferred tax liabilities	(102,284)
Net deferred tax assets	57,954

2. The effective income tax rate of the Company after application of deferred tax accounting differed from the statutory tax rate for the following reasons:

	(%)
Statutory tax rate	40.9
(Adjustments)	
Expenses not deductible for tax purposes	0.8
Non-taxable dividend income	(2.8)
Tax credits primarily for research and development costs	(1.8)
Gain from elimination of shares of merged companies	(0.7)
Correction for transfer pricing taxation	14.0
Other	(4.3)
Effective tax rate after application of deferred tax accounting	46.1

[Accounting for Retirement Benefits]

1. Description of retirement benefit program adopted
   The Company adopted a defined benefit plan comprising of a lump-sum retirement payment and a contributory pension plan. A qualified pension plan is adopted to cover benefits to employees already retired when Takeda Employees' Pension Fund was established on April 1, 1997.

2. Retirement benefit obligation

	(Millions of yen)
a. Projected benefit obligation	(233,248)
b. Fair value of plan assets	282,630
c. Funded status (a + b)	49,382
d. Unrecognized actuarial gains and losses	(26,604)
e. Unrecognized prior service cost	(13,264)
f. Net asset (c+d+e)	9,514
g. Prepaid pension costs	23,750
h. Reserve for retirement benefits (f-g)	(14,237)

3. Retirement benefit costs

	(Millions of yen)
a. Service cost (Note)	4,309
b. Interest cost	4,929
c. Expected return on plan assets	(5,580)
d. Recognized actuarial gains and losses	(2,720)
e. Amortization of prior service cost	(629)
f. Net periodic retirement benefit costs (a + b + c + d + e)	309

Note: The portion of cost for seconded employees which was borne by the companies at which such employees work is deducted.

4. Basis of calculation of retirement benefit obligation

a. Periodic allocation method for projected benefits:	Straight-line standard
b. Discount rate:	2.0%
c. Expected rate of return on plan assets:	2.0%
d. Recognition period of prior service cost:	Five years (using the straight-line method over a fixed number of years within the average remaining years of service when obligations arise)
e. Recognition period of actuarial gains and losses:	Five years (expensed from the period of occurrence using the straight-line method over a fixed number of years within the average remaining years of service when obligations arise)

(TRANSLATION)

INDEPENDENT AUDITORS' REPORT

May 7, 2007

To the Board of Directors of Takeda Pharmaceutical Company Limited:

Deloitte Touche Tohmatsu

Designated Partner,
Engagement Partner,
Certified Public Accountant:

Akira Ishida

Designated Partner,
Engagement Partner,
Certified Public Accountant:

Teruhisa Tamai

Pursuant to the fourth clause of Article 444 of the Corporate Law, we have audited the consolidated financial statements, namely, the consolidated balance sheet as of March 31, 2007 of Takeda Pharmaceutical Company Limited (the "Company") and consolidated subsidiaries, and the related statements of income and changes in net assets for the 130th fiscal year from April 1, 2006 to March 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and consolidated subsidiaries as of March 31, 2007, and the consolidated results of their operations for the year then ended in conformity with accounting principles generally accepted in Japan.

As discussed in Significant Subsequent Events, the Company transferred all shares in Wyeth K.K. and Takeda-Kirin Foods Corporation in April 2007.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

(TRANSLATION)

INDEPENDENT AUDITORS' REPORT

May 7, 2007

To the Board of Directors of Takeda Pharmaceutical Company Limited:

Deloitte Touche Tohmatsu

Designated Partner,
Engagement Partner,
Certified Public Accountant:

Akira Ishida

Designated Partner,
Engagement Partner,
Certified Public Accountant:

Teruhisa Tamai

Pursuant to the first item, second clause of Article 436 of the Corporate Law, we have audited the financial statements, namely, the balance sheet as of March 31, 2007 of Takeda Pharmaceutical Company Limited (the "Company"), and the related statements of income and changes in net assets for the 130th fiscal year from April 1, 2006 to March 31, 2007, and the accompanying supplemental schedules. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the accompanying supplemental schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the accompanying supplemental schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and the accompanying supplemental schedules presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the accompanying supplemental schedules referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2007, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.

As discussed in Significant Subsequent Events, the Company transferred all shares in Wyeth K.K. and Takeda-Kirin Foods Corporation in April 2007.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

〔AUDIT REPORT OF THE BOARD OF CORPORATE AUDITORS (COPY)〕

Audit Report

The Board of Corporate Auditors prepared this audit report regarding the performance of duties of the Directors of the Company during the 130th fiscal year from April 1, 2006 to March 31, 2007, upon deliberation, based on the audit reports prepared by each Corporate Auditor and hereby reports as follows:

1. Auditing Method Employed by Corporate Auditors and Board of Corporate Auditors and Details Thereof

   The Board of Corporate Auditors established the audit policy and duties of each Corporate Auditor, received reports from each Corporate Auditor on the execution of audits and results thereof and received reports from Directors and other related persons and Independent Auditors on the performance of their duties, and ,when necessary, requested explanations.

   In accordance with the audit policy established by the Board of Corporate Auditors and the duties assigned to each Corporate Auditor by the Board of Corporate Auditors, each Corporate Auditor has had communication with Directors, employees and other related persons and the internal audit division of the Company and endeavored to gather information and create an improved environment for auditing. Each Corporate Auditor also attended meetings of the Board of Directors and other important meetings, received from Directors, employees and other related persons reports on the performance of their duties, and, when necessary, requested explanations. The Corporate Auditors also inspected the important materials used for the deliberation and reporting, and examined the status of operations and properties at the head office and the principal offices of the Company. The Corporate Auditors monitored and examined the substance of resolution by the Board of Directors regarding establishment of the "system as provided for in Article 100, Paragraphs 1 and 3 of the Ordinance for Enforcement of the Company Law of Japan necessary for ensuring that the company's operation will be conducted appropriately" (Internal Control System) and the status of such system being established in accordance with such resolution. As for the subsidiaries of the Company, the Corporate Auditors examined the status of operations and properties of the subsidiaries by asking for reports on their respective business from the Directors and other related persons of the Company in charge of the subsidiaries, having communication with the directors and corporate auditors of the subsidiaries and sharing information among them as well as visiting the subsidiaries as necessary. According to the foregoing method, we examined the business report and the accompanying supplemental schedules for this fiscal year.

   In addition, the Corporate Auditors also monitored and examined whether the Independent Auditors maintain their independence and conduct their audits in an appropriate manner. The Corporate Auditors received reports from the Independent Auditors on the performance of their duties and, when necessary, requested their explanations. The Corporate Auditors also received notification from the Independent Auditors that they have taken steps to improve the "system for ensuring appropriate execution of the duties of the independent auditors" (as set forth in Items of Article 159 of the Ordinance for Corporate Accounting) in compliance with the "Quality Control Standard for Auditing" (adopted by the Business Accounting Council on October 28, 2005). The Corporate Auditors requested explanations on such notifications as necessary. According to the foregoing method, the Corporate Auditors reviewed the financial statements for this fiscal year (balance sheet, statement of income and statement of changes in shareholders' equity) and the accompanying supplemental schedules and the consolidated financial statements (consolidated balance sheet, consolidated statement of income and consolidated statement of changes in shareholders' equity).

2. Results of Audit
   (1) Results of Audit of the Business Report, etc.
      A. We confirm that the business report and the accompanying supplemental schedules present fairly the status of the Company in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.
      B. We confirm that there are no fraudulent acts or material facts that violated the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the performance of the duties of the Directors.
      C. We confirm that the substance of the resolutions by the Board of Directors regarding establishment of Internal Control System is appropriate. We do not see anything to be pointed out on the performance of the Directors regarding the Internal Control System.

(2) Results of Audit of the Financial Statements and the Accompanying Supplemental Schedules
We confirm that the method and the results of the audit conducted by Deloitte Touche Tohmatsu, the Independent Auditors, are appropriate.

(3) Results of Audit of the Consolidated Financial Statements
We confirm that the method and the results of the audit conducted by Deloitte Touche Tohmatsu, the Independent Auditors, are appropriate.

May 9, 2007

The Board of Corporate Auditors
of Takeda Pharmaceutical Company Limited

Full-time Corporate Auditor:	Yuzuru Takagi
Corporate Auditor:	Kiyoshi Taura
Corporate Auditor:	Yoichi Asakawa
Corporate Auditor:	Tadashi Ishikawa

Note: Corporate Auditors, Kiyoshi Taura, Yoichi Asakawa and Tadashi Ishikawa are Outside Corporate Auditors as provided in Article 2, Item 16 of the Company Law of Japan.

END

Reference Document for General Meeting of Shareholders

Proposals and Reference Matters:

First Proposal: Appropriation of Surplus

As an R&D-oriented world-class pharmaceutical company, the Company will continue conducting strategic investments by focusing on the enhancement of its R&D pipeline and improvement of the business infrastructure both in Japan and overseas in search of a sustainable growth of corporate value.
As per the dividends, the Company seeks to increase the consolidated dividend payout ratio step by step, with the target ratio in the final year of the 2006-2010 Medium-term Management Plan of approximately forty-five percent (45%), in addition to basic policy to maintain stable profit distribution to shareholders in a manner corresponding to the consolidated results, based on the long-term perspective.
With due considerations to the policy in respect of the distribution of profits, the Company will provide for an enhancement of the corporate quality and the future business development.

Taking into consideration the foregoing, the Company is presenting the following proposal with respect to the appropriation of surplus for this term.

1. Year-end dividends
   (1) Type of dividend asset
   Cash
   (2) Allocation of dividend assets to shareholders and total amount of allocation

   Sixty-eight yen (JPY68) per share of common stock
   Total amount: Fifty-eight billion four hundred forty-three million two hundred forty-five thousand three hundred twenty yen (JPY58,443,245,320)

(For your information)
If this proposal is approved, the total dividend for the full business year shall amount to one hundred and twenty-eight yen (JPY128) per share (an increase of twenty-two yen (JPY22), compared to the previous business year, consolidated dividend payout ratio of 33.2%), which includes an interim dividend of sixty yen (JPY60) per share.

   (3) Effective date of dividend payment
   June 29, 2007

2. General reserve
   (1) Accounts of surplus showing an increase, and the amount of such increase
   General reserve: Twenty-two billion yen (JPY22,000,000,000)

   (2) Accounts of surplus showing a decrease, and the amount of such decrease
   Unappropriated retained earnings: Twenty-two billion yen (JPY22,000,000,000)

Second Proposal: Partial Amendments to the Articles of Incorporation

1. Reasons for Amendments

(1) From the prospective of clarifying the management responsibilities of Directors and of further enhancing corporate governance of the Company, it is proposed that the term of office of Directors in Article 21 be shortened from two (2) years to one (1) year; accordingly, it is also proposed that Paragraph 2 of Article 21 regarding adjustment of the term be deleted. In addition, it is proposed that in respect of the term of office of the Directors elected at the 130th Ordinary Meeting of Shareholders, the provisions then in force apply, with such term of office being up to the time of the close of the ordinary general meeting of shareholders to be held in June 2008 and accordingly the supplementary provision for such purpose be established.

(2) It is proposed that provisions regarding exemption from liability of the Directors and Corporate Auditors be newly established in Article 27 (with respect to Directors) and Article 35 (with respect to Corporate Auditors), respectively, so that Directors and Corporate Auditors may fulfill their expected roles and exercise their duties. In this connection, each of the Corporate Auditors has agreed to submit the proposal of the establishment of a new Article 27 to this general meeting of shareholders.

(3) With the establishment of new articles, it is proposed that necessary amendments to numbering of articles be made accordingly.

2. Contents of the Amendments
The Company proposes to amend part of the current Articles of Incorporation as follows.

(Underlined are amended parts.)

Current Articles of Incorporation	Proposed Amendment
Article 21. (Term of Office of Directors) The term of office of Directors shall be up to the time of closing of the ordinary general meeting of shareholders concerning the last business year ending within two (2) years after their election.	Article 21. (Term of Office of Directors) The term of office of Directors shall be up to the time of closing of the ordinary general meeting of shareholders concerning the last business year ending within one (1) year after their election.
(2) The term of office of a Director who was appointed to fill a vacancy due to the resignation of a Director from office before expiration of his or her term of office shall be up to the time of expiration of the term of office of the resigning Director.	*(Deleted)*
(New)	Article 27. (Exemption from Liability of Directors) The Company may, by a resolution of the Board of Directors, exempt Directors from their liabilities for damages set forth in Article 423, Paragraph 1 of the Company Law to the extent permitted by law. (2) The Company may enter into agreements with Outside Directors that limit the maximum amount of the liability for damages set forth

	in Article 423, Paragraph 1 of the Company Law to the amount provided by law.
Article 27. to Article 33. *(Provisions omitted)*	Article 28. to Article 34. *(Same as present)*
(New)	Article 35. (Exemption from Liability of Corporate Auditors) The Company may, by a resolution of the Board of Directors, exempt Corporate Auditors from their liabilities for damages set forth in Article 423, Paragraph 1 of the Company Law to the extent permitted by law. (2) The Company may enter into agreements with Outside Corporate Auditors that limit the maximum amount of the liability for damages set forth in Article 423, Paragraph 1 of the Company Law to the amount provided by law.
Article 34. to Article 37. *(Provisions omitted)*	Article 36. to Article 39. *(Same as present)*
(New)	Supplementary Provision Notwithstanding the provisions of Article 21, the term of office of Directors elected at the 130th Ordinary General Meeting of Shareholders shall be up to the time of closing of the Ordinary General Meeting of Shareholders which will be held in June 2008.

Third Proposal: Election of four (4) Directors

The term of office of the four (4) Directors, Messrs. Kunio Takeda, Yasuchika Hasegawa, Hiroshi Shinha and Toyoji Yoshida, will expire at the close of this ordinary general meeting of shareholders. Therefore, you are requested to elect four (4) Directors.

The candidates for Directors are as follows:

Candi-date No.	Name (Date of Birth)	Career Summary, Position and Duty		Number of Shares of the Company Owned
1	Kunio Takeda (January 5, 1940)	April 1962	Joined the Company	859,201 shares
		June 1987	Director of the Company	
		June 1989	Managing Director of the Company	
		June 1991	Senior Managing Director of the Company	
		June 1992	Executive Vice President and Representative Director of the Company	
		June 1993	President and Representative Director of the Company	
		June 2003	Chairman of the Board and Representative Director of the Company (to present)	
2	Yasuchika Hasegawa (June 19, 1946)	April 1970	Joined the Company	12,600 shares
		October 1998	Corporate Officer and General Manager of Pharmaceutical International Division of the Company	
		June 1999	Director of the Company	
		June 2001	General Manager of Corporate Planning Department of the Company	
		April 2002	General Manager of Corporate Strategy & Planning Department of the Company	
		June 2003	President and Representative Director of the Company (to present)	
3	Hiroshi Shinha (July 5, 1947)	April 1971	Joined the Company	3,800 shares
		October 2001	Deputy General Manager of Legal Department of the Company	
		June 2002	General Manager of Legal Department of the Company (to present)	
		June 2002	Corporate Officer of the Company	
		June 2003	Director of the Company (to present)	
4	Yasuhiko Yamanaka (January 18, 1956)	April 1979	Joined the Company	1,600 shares
		April 2002	Senior Manager of Corporate Strategy & Planning Division of the Company (Pharmaceutical Planning and Control)	
		June 2003	General Manager of Corporate Strategy & Planning Department of the Company	
		June 2004	Corporate Officer of the Company (to present)	
		April 2007	General Manager of Pharmaceutical Marketing Division of the Company (to present)	

Note: There are no special interest between the above candidates and the Company.

Forth Proposal: Election of one (1) Corporate Auditor

The term of office of Mr. Yuzuru Takagi will expire at the close of this ordinary general meeting of shareholders. Therefore, you are requested to elect one (1) Corporate Auditor. The Board of Corporate Auditors has agreed to this proposal.

The candidate for Corporate Auditor is as follows:

Name (Date of Birth)	Career Summary, Position and Duty		Number of Shares of the Company Owned
Toyoji Yoshida (January 31, 1948)	July 1971	Joined the Company	4,600 shares
	April 1996	Manager of Administration (General Affairs), General Affairs & Personnel Department of the Company	
	April 1997	Manager of Public Relations, General Affairs & Personnel Department of the Company	
	October 1998	General Manager of Public Relations Department of the Company	
	June 2000	Corporate Officer of the Company	
	April 2002	General Manager of the Corporate Communications Department of the Company (to present)	
	June 2003	Director of the Company (to present)	

Note: There is no special interest between the above candidate and the Company.

Fifth Proposal: Election of an Independent Auditor

The Company's Independent Auditor, Deloitte Touche Tohmatsu, will resign from its office at the close of this ordinary general meeting of shareholders. Therefore, you are requested to approve the election of KPMG AZSA & Co. as the new Independent Auditor. The Board of Corporate Auditors has agreed to this proposal.

The candidate for Independent Auditor is as follows:

Name	KPMG AZSA & Co.
Address of Principal Office	1-2, Tsukudo-cho, Shinjuku-ku, Tokyo
History	1949 Japan Office of Peat, Marwick, Mitchell & Co. was established in Tokyo. 1969 Asahi & Co. was established. 1985 ASAHI SHINWA & Co. was formed by the merger of Asahi & Co. and SHINWA Audit Corporation. 1993 Asahi & Co. was formed by the merger of ASAHI SHINWA & Co. and Inoue Saito Eiwa Audit Corporation. 2003 AZSA & Co. was established by a spin-off of the Audit Department of KPMG from Shin Nihon & Co. Asahi & Co. officially became a member firm of KPMG International. 2004 KPMG AZSA & Co. was formed by the merger of Asahi & Co. and AZSA & Co.
Profile (as of March 31, 2007)	Amount of Capital: 3,300 million yen Organization: Certified Public Accountants 1,700 Assistant Certified Accountants 752 New Assistant Certified Accountants 374 Other staff 877 Total 3,703 Number of Clients: 5,543 companies (Audit: 4,142 companies) Office Locations: 28 offices (Tokyo and others)

Sixth Proposal: Payment of bonus allowances to Directors and Corporate Auditors

It is proposed that 200 million yen in total for Directors and 13 million yen in total for Corporate Auditors respectively be paid to seven (7) Directors and four (4) Corporate Auditors, as of the end of this business year, in view of the consolidated performance of this business year, amounts paid in the past and other circumstances.

Seventh Proposal: Payment of retirement allowances to a retiring Director and a retiring Corporate Auditor

It is proposed that retirement allowances be paid to Director, Mr. Toyoji Yoshida, and to Corporate Auditor, Mr. Yuzuru Takagi, who are retiring at the close of this ordinary general meeting of shareholders, in appreciation for their meritorious services to the Company. The amounts of such allowances shall be within the amounts deemed reasonable to be determined in accordance with the established rules of the Company.

You are requested to authorize the Board of Directors to make decisions with respect to the retirement allowance to the retiring Director and to authorize the Corporate Auditors, through discussions amongst themselves, to make decisions with respect to the retirement allowance to the retiring Corporate Auditor in order to determine the definite amount, the date of payment and the method of payment.

Summaries of the career of the retiring Director and Corporate Auditor are as follows:

Toyoji Yoshida	June 2003	Director of the Company (to present)
Yuzuru Takagi	June 2003	Full-time Corporate Auditor of the Company (to present)

[END OF THIS DOCUMENT]

Guidance Notes on the Exercise of Voting Rights through Electromagnetic Means (e.g. the Internet, etc.)

If you wish to exercise your voting rights through electromagnetic means (e.g. the Internet, etc.), please make sure to exercise your voting rights after confirming the following items.

[Note] If you attend the meeting in person, the exercise of voting rights in writing (Voting Right Exercise Form) or through electromagnetic means (e.g. the Internet, etc.) are not necessary.

(1) To Shareholders Who Wish to Exercise Their Voting Rights via the Internet

(i) Website for Exercising Voting Rights

a. You may only exercise voting rights via the Internet by accessing the website for exercising voting rights specified by the Company (http://www.evote.jp/) through a personal computer or cellular phone (i-mode, EZweb or Yahoo! mobile)*. Please note that you will not be able to access the above URL from 2:00 a.m. to 5:00 a.m. each day during the exercising period.

* "i-mode" is a trademark or registered trademark of NTT DoCoMo, Inc., "EZweb" is a trademark or registered trademark of KDDI Corporation and "Yahoo!" is a trademark or registered trademark of Yahoo! Inc. in the United States.

b. With respect to exercising voting rights via the Internet by using a personal computer, in some network environments (including, but not limited to, the case in which you use firewalls, etc., antivirus programs or a Proxy Server for Internet access), you may not be able to exercise voting rights.

c. With respect to the exercise of voting rights via the Internet by using a cellular phone, please use the service by either i-mode, EZweb or Yahoo! mobile. For security purposes, the website is only compatible with cellular phones that have a function of an encrypted communication (SSL communication) and transmission of cellular phone information. Therefore, please note that some cellular phones cannot be used for such exercise of voting rights (please feel free to inquire at the helpdesk mentioned below about the type of cellular phones available for the exercise of voting rights).

(ii) Method of Exercising Voting Rights via the Internet

a. On the website for exercising voting rights (http://www.evote.jp/), please enter your approval or disapproval of the proposals, by using the "Code" and "Tentative Password" described in the Voting Right Exercise Form and by following the instructions on the screen.

b. Please note that, if you wish to exercise your voting rights via the Internet, you will be asked to change your "Tentative Password" on the website for exercising voting rights in order to prevent unauthorized access (web spoofing) or alteration of the voting by non-shareholders.

c. The "Code" and the "Tentative Password" will be renewed and sent to you for each general meeting of shareholders to be held in the future.

d. Although the exercise of voting rights via the Internet is acceptable until 5:30 p.m. on Wednesday, June 27, 2007, we recommend that you exercise your voting rights earlier. If you have any inquiries, please contact the helpdesk mentioned below.

(iii) Costs arising from Access to the Website for Exercising Voting Rights

Any costs arising from access to the website for exercising voting rights (such as dial-up access fees and phone charges, etc.) shall be borne by you. In addition, with respect to accessing the website by using a cellular phone, packet communication fees and any other phone charges shall also be borne by you.

For inquiries with respect to systems Mitsubishi UFJ Trust and Banking Corporation Stock Transfer Agency Department (helpdesk) Telephone: 0120-173-027 (toll-free number) Operating Hours: 9:00 to 21:00

(2) Electronic Voting Platform

As a method of exercising voting rights via the Internet for general meetings of shareholders of the Company, the electronic voting platform for institutional investors operated by Investor Communications Japan Inc. which was established by Tokyo Stock Exchange, Inc. and/or other entities, other than the exercise of voting rights via the Internet stated above (1), is available for custodian banks and any other nominal shareholders (including permanent proxies) who have applied to use such platform in advance.

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